082-04420

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

December 13, 2007

07028852

SUPPL

Re: The Financial Statements of the first half of 2007 of Evergreen Marine Corp. (Taiwan) Ltd. ("the Company")

Dear Sir/Madam,

Attached hereto are the consolidated and non-consolidated financial statements of the Company for the six months ended June 30, 2007 and 2006 with report of independent auditors in it for your file.

If you have any question, please feel free to contact the undersigned.
(886-2-2509-3660ext 301 or gracehsieh@evergreen.com.tw)

PROCESSED
JAN 04 2008
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 14 2007
WASH., D.C.
185

Very truly yours,

Grace Hsieh Shu-Hui
Stock Department

1/2/08

EVERGREEN MARINE CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS
JUNE 30, 2007 AND 2006

For the convenience of readers and for information purpose only, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. In the event of any discrepancy between the English version and the original Chinese version or any differences in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail.

PRICEWATERHOUSECOOPERS

資誠會計師事務所

台北市基隆路一段333號27樓
27/F 333 Keelung Rd., Sec. 1,
Taipei, Taiwan, R.O.C.
Tel :(02)2729-6666
Fax:(02)2757-6371

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To the Board of Directors and Stockholders of Evergreen Marine Corporation

We have reviewed the accompanying consolidated balance sheet of Evergreen Marine Corporation (the Company") and its subsidiaries as of June 30, 2007 and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows for the six-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review. We did not audit the consolidated financial statements of Peony Investment S.A., a subsidiary of the Company, and its affiliated companies. Those statements reflect total assets of 79,614,431 thousand New Taiwan dollars, constituting 64.95% of the consolidated total assets as of June 30, 2007, and net operating revenues of 57,799,818 thousand New Taiwan dollars, constituting 80.09% of the consolidated net operating revenues for the six-month period then ended. In addition, we did not audit the financial statements of all the investee companies accounted for under the equity method. Long-term investments in these companies amounted to 17,573,346 thousand New Taiwan dollars, constituting 14.34% of the consolidated total assets as of June 30, 2007, and the related investment loss was 720,133 thousand New Taiwan dollars for the six-month period then ended. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our report expressed herein, insofar as it relates to the amounts included for Peony Investment S.A. and its affiliated companies and all the investee companies accounted for under the equity method, is based solely on the reports of the other auditors. The consolidated financial statements of Evergreen Marine Corporation and its subsidiaries as of June 30, 2006 were reviewed by other auditors whose report dated August 22, 2006 expressed an unqualified review report with explanatory paragraph stating that the Company and its subsidiaries' investment income accounted for under the equity method for the six-month period ended June 30, 2006 was recognized based on the investees' financial statements audited by other auditors.

We conducted our review in accordance with the Statement of Auditing Standards No. 36 "Review of Financial Statements" issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review and the reports of other auditors, we are not aware of any material modifications or adjustments that should be made to the financial statements referred to above in order for them to be in conformity with the "Rules Governing Preparation of Financial Statements by Securities Issuers", "Business Entity Accounting Law", "Regulations on Business Entity Accounting Handling" and generally accepted accounting principles in the Republic of China.

As discussed in Note C to the financial statements, effective January 1, 2006, the Company adopted the SFAS No. 34, "Accounting for Financial Instruments" and No. 36, "Disclosure and Presentation of Financial Instruments".

PricewaterhouseCoopers
August 23, 2007
Taipei, Taiwan
Republic of China

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices utilized in the Republic of China to review such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying financial statements and review report of the independent accountants are not intended for use by those who are not informed about the accounting principles or review standards generally accepted in the Republic of China, and their applications in practice.

As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

ASSETS	2007	2006
Current Assets		
Cash and cash equivalents (Notes C and D1)	$11,623,976	$12,172,776
Financial assets at fair value through profit or loss - current (Notes B, C and D2)	2,950,257	4,149,069
Held-to-maturity financial assets - current (Notes B, C and D3)	-	25,455
Derivative financial assets held for hedging - current (Notes B, C and D4)	-	66,820
Notes receivable (Note B)	1,420	431
Accounts receivable, net (Notes B and D5)	11,764,278	13,799,897
Accounts receivable - related parties (Notes B, D5 and E)	151,181	351,011
Other receivables (Notes B and D6)	854,076	677,765
Other receivables - related parties (Notes B, D6 and E)	922,971	712,233
Other financial assets - current, net (Notes B and D7)	106,894	2,814
Inventories (Notes B and D8)	2,765,530	2,867,748
Prepaid expenses	762,157	817,828
Prepayments	19,656	376
Deferred income tax assets - current (Notes B and D27)	93,626	19,785
Restricted assets - current (Note F)	134,374	135,415
Other current assets (Notes D9 and E)	3,751,177	4,443,143
Total Current Assets	35,901,573	40,242,566
Funds and Investments (Notes B, C, D10 and E)		
Available-for-sale financial assets - non current	711,860	586,680
Financial assets carried at cost - non current (Note F)	5,033,201	5,674,280
Debt investments with no active market - non current	11,726	12,709
Long-term equity investments accounted for under the equity method	26,135,078	26,675,528
Other long-term investments	4,024	3,930
Total Long-Term Investments	31,895,889	32,953,127
Property, Plant and Equipment (Notes B, D11, E and F)		
Land	2,168,485	2,160,659
Buildings	2,156,772	2,068,168
Machinery	745,605	571,843
Loading/discharging equipment	7,218,080	6,823,620
Computer equipment	153,117	166,265
Transportation equipment	20,767,055	22,713,738
Ships and equipment	60,780,254	64,644,618
Dock facilities	418,813	622,238
Office equipment	329,087	282,129
Leasehold improvements	-	110,419
Costs and revaluation increments	94,737,268	100,163,697
Less: Accumulated depreciation	(40,807,976)	(46,542,788)
Prepayments for equipment	221,133	475,406
Total Property, Plant and Equipment, Net	54,150,425	54,096,315
Intangible Asset		
Deferred pension costs (Note B)	186,700	198,893
Other Assets		
Refundable deposits	232,917	911,951
Deferred charges (Note B)	151,479	114,336
Long-term installment receivables (Note D12)	56,298	318,569
Total Other Assets	440,694	1,344,856
TOTAL ASSETS	$122,575,281	$128,835,757

LIABILITIES AND STOCKHOLDERS' EQUITY	2007	2006
Current Liabilities		
Short-term loans (Note D13)	$3,374,951	$100,000
Financial liabilities at fair value through profit or loss - current (Notes B, C and D14)	427,340	122,176
Notes payable	9,013	7,164
Accounts payable	4,060,858	7,288,421
Accounts payable - related parties (Note E)	464,657	219,910
Income tax payable (Note B)	488,857	1,059,054
Accrued expenses (Notes B, D15 and E)	17,567,374	15,984,383
Other payables (Note D16)	1,373,661	5,358,992
Other payables - related parties (Notes D16 and E)	126	1,251,739
Long-term liabilities due within one year (Notes B and D17)	4,102,441	8,963,236
Other current liabilities (Note E)	1,932,180	2,022,276
Total Current Liabilities	33,801,458	42,377,351
Long-Term Liabilities (Note B)		
Derivative financial liabilities held for hedging - non current (Notes B, C and D18)	7,752	23,956
Financial liabilities carried at cost - non current (Notes B, C and D19)	9,004	9,004
Corporate bonds payable (Notes B and D20)	2,985,488	4,624,162
Long-term loans (Note D21)	19,516,592	18,070,589
Total Long-Term Liabilities	22,518,836	22,727,711
Other Liabilities		
Accrued pension liability (Note B)	754,904	535,451
Guarantee deposits received	4,081	4,015
Deferred income tax liabilities - non-current (Notes B and D27)	1,256,351	1,323,497
Deferred credits (Note E)	1,872,522	1,853,132
Total Other Liabilities	3,887,858	3,716,095
Total Liabilities	60,208,152	68,821,157
Capital Stock (Note D22)		
Common stock	29,234,827	27,251,676
Stock dividends distributable	-	1,907,617
Total Capital Stock	29,234,827	29,159,293
Capital Surplus (Note D23)		
Paid-in capital in excess of par - common stock	3,416,068	3,353,601
Donated capital	372	372
Long-term investments	1,515,410	1,491,189
Others	6,713	6,713
Total Capital Surplus	4,938,563	4,851,875
Retained Earnings (Note D24)		
Legal reserve	6,484,143	6,442,985
Special reserve	957,344	957,344
Unappropriated retained earnings	15,091,670	14,067,795
Total Retained Earnings	22,533,157	21,468,124
Equity Adjustments		
Cumulative translation adjustments (Note B)	2,212,086	1,059,074
Net loss not recognized as pension cost (Note B)	(521,237)	(298,003)
Unrealized gain on available-for-sale financial assets (Notes B and C)	420,604	187,717
Unrealized gain on cash flow hedge (Notes B and C)	(8,918)	33,107
Others (Notes B and C)	(9,371)	(6,522)
Total Equity Adjustments	2,093,164	975,373
Total Equity Attributable to Stockholders of the Company	58,799,711	56,454,665
Minority interest	3,567,778	3,559,935
Total Stockholders' Equity	62,367,489	60,014,600
Commitments and Contingent Liabilities (Note G)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$122,575,641	$128,835,757

The accompanying notes are an integral part of thesse consolidated financial statements.
See report of independent accountants dated August 23, 2007.

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For The Six-Month Periods Ended June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2007	2006
Operating Revenues (Notes B, D25 and E)	$72,166,894	$71,361,942
Operating Costs (Notes D26 and E)	(68,755,393)	(70,107,121)
Gross Profit	3,411,501	1,254,821
Operating Expenses (Notes D26 and E)		
General and administrative expenses	(1,750,144)	(1,924,070)
Operating Profit (Loss)	1,661,357	(669,249)
Non-Operating Income		
Interest income (Notes C and E)	307,945	314,504
Dividend income	148,428	28,281
Gain on disposal of property, plant and equipment (Notes B and E)	449,468	743,048
Gain on disposal of investments (Note C)	139,295	86,997
Foreign exchange gain (Notes B and C)	149,437	28,122
Rent income (Note E)	38,228	31,435
Gain on valuation of financial liabilities (Note B)	179,433	180,227
Others	474,708	469,395
Total Non-Operating Income	1,886,942	1,882,009
Non-Operating Expenses		
Interest expense (Note C)	(622,244)	(669,661)
Investment loss accounted for under the equity method (Notes B and D10)	(521,167)	(512,076)
Loss on disposal of property, plant and equipment (Note B)	(683)	(1,907)
Financial expenses	(17,848)	(26,503)
Impairment loss (Note B)	(163,864)	-
Loss on valuation of financial assets (Note B)	(59,821)	(70,767)
Others (Note C)	(7,685)	(19,737)
Total Non-Operating Expenses	(1,393,312)	(1,300,651)
Income (Loss) before Income Tax	2,154,987	(87,891)
Income Tax Expense (Notes B and D27)	(429,029)	(49,034)
Income (Loss) before Cumulative Effect of Changes in Accounting Principles	1,725,958	(136,925)
Cumulative Effect of Changes in Accounting Principles (Note C)		
(Net of tax benefit of $50,937)	-	(103,312)
Consolidated Net Income (Loss)	$1,725,958	$(240,237)
Consolidated Net Income (Loss) Attributable to:		
Stockholders of the Company	$1,629,712	$58,595
Minority interest	96,246	(298,832)
Consolidated Net Income (Loss)	$1,725,958	$(240,237)

Earnings (Loss) Per Share (after retroactive adjustments) (in dollars) (Notes B and D28)

	2007 Pre tax	2007 After tax	2006 Pre tax	2006 After tax
Basic earnings (loss) per share (after retroactive adjustment) (in dollars)	Pre tax	After tax	Pre tax	After tax
Income (Loss) before Cumulative Effect of Changes in Accounting Principles	$0.74	$0.59	($0.03)	($0.05)
Cumulative Effect of Changes in Accounting Principles	-	-	(0.05)	(0.03)
Consolidated Net Income (Loss)	$0.74	$0.59	($0.08)	($0.08)
Consolidated basic earnings (loss) per share attributable to:				
Stockholders of the Company		$0.56		$0.02
Minority interest		0.03		(0.10)
Consolidated Net Income (Loss)		$0.59		$(0.08)
Diluted earnings (loss) per share (after retroactive adjustment) (in dollars)	Pre tax	After tax	Pre tax	After tax
Income (Loss) before Cumulative Effect of Changes in Accounting Principles	$0.70	$0.56	($0.03)	($0.05)
Cumulative Effect of Changes in Accounting Principles	-	-	(0.05)	(0.03)
Consolidated Net Income (Loss)	$0.70	$0.56	($0.08)	($0.08)
Consolidated diluted earnings (loss) per share attributable to:				
Stockholders of the Company		$0.53		$0.02
Minority interest		0.03		(0.10)
Consolidated Net Income (Loss)		$0.56		$(0.08)

The accompanying notes are an integral part of these consolidated financial statements.

See report of independent accountants dated August 23, 2007.

English Translation of Financial Statements Originally Issued in Chinese
EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For The Six-Month Periods Ended June 30, 2007 and 2006
(Expressed in Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

				Retained Earnings										
	Common Stock	Stock Dividends Distributable	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Retained Earnings	Cumulative Translation Adjustments	Net Loss not Recognized as Pension Cost	Deferred Credits	Unrealized Gain on Available-for-sale Financial Assets	Unrealized Gain on Cash Flow Hedge	Others	Minority Interest	Total
Balance, January 1, 2006	$27,075,246	$-	$4,640,403	$5,220,594	$957,344	$22,189,422	$897,009	$(298,003)	$43,979	$-	$-	$-	$3,702,555	$64,428,549
Adjustment for adopting the newly released SFAS No. 34										72,213	70,806	(6,522)		136,497
Appropriation of 2005 earnings														
Legal reserve				1,222,391		(1,222,391)								-
Stock dividends		1,907,617				(1,907,617)								-
Cash dividends						(4,905,302)								(4,905,302)
Bonuses to employees						(70,000)								(70,000)
Remuneration to directors and supervisors						(60,400)								(60,400)
Conversion of convertible bonds into common stock	176,430		206,049											382,479
Adjustments arising from long-term equity investments accounted for under the equity method														
Adjustments on capital surplus due to changes in percentage of shareholding						(14,512)								(14,512)
Recognition of changes in investees' capital surplus based on percentage of shareholding			1											1
Cumulative translation adjustments							(179,963)							(179,963)
Adjustments on deferred credits			5,422						(43,979)					(38,557)
Unrealized gain on available-for-sale financial assets										99,181				99,181
Unrealized loss on cash flow hedges											(4,857)			(4,857)
Translation adjustments arising from investees' financial statements denominated in foreign currencies							342,028							342,028
Unrealized gain on available-for-sale financial assets										16,323				16,323
Unrealized loss on cash flow hedges											(32,842)			(32,842)
Consolidated net income for the six-month period ended June 30, 2006						58,595							(298,832)	(240,237)
Change in minority interest													156,212	156,212
Balance, June 30, 2006	$27,251,676	$1,907,617	$4,851,875	$6,442,985	$957,344	$14,067,795	$1,059,074	$(298,003)	$-	$187,717	$33,107	$(6,522)	$3,559,935	$60,014,600
Balance, January 1, 2007	$29,159,293	$-	$4,876,090	$6,442,985	$957,344	$14,420,781	$1,888,153	$(521,237)	$-	$298,864	$(199,810)	$(9,371)	$3,699,417	$61,012,509
Appropriation of 2006 earnings														
Legal reserve				41,158		(41,158)								-
Cash dividends						(877,045)								(877,045)
Bonuses to employees						(33,620)								(33,620)
Remuneration to directors and supervisors						(7,000)								(7,000)
Conversion of convertible bonds into common stock	75,534		62,466											138,000
Adjustments arising from long-term equity investments accounted for under the equity method														
Cumulative translation adjustments							63,946							63,946
Capital surplus			7											7
Unrealized gain on available-for-sale financial assets										35,111				35,111
Unrealized loss on cash flow hedges											318			318
Translation adjustments arising from investees' financial statements denominated in foreign currencies							259,987							259,987
Unrealized gain on available-for-sale financial assets										86,629				86,629
Unrealized loss on cash flow hedges											190,574			190,574
Consolidated net income for the six-month period ended June 30, 2007						1,629,712							96,246	1,725,958
Change in minority interest													(227,885)	(227,885)
Balance, June 30, 2007	$29,234,827	$-	$4,938,563	$6,484,143	$957,344	$15,091,670	$2,212,086	$(521,237)	$-	$420,604	$(8,918)	$(9,371)	$3,567,778	$62,367,489

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountants dated August 23, 2007.

English Translation of Financial Statements Originally Issued in Chinese
EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Six-Month Periods Ended June 30, 2007 and 2006
(Expressed in Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2007	2006
Cash Flows from Operating Activities		
Net income	$1,629,712	$58,595
Minority interest income (loss)	96,246	(298,832)
Adjustments to reconcile net income to net cash provided by operating activities:		
Cumulative effect of changes in accounting principles for financial instruments	-	103,312
Depreciation	2,311,419	2,333,419
Amortization	15,848	31,488
Impairment loss	44,864	-
Reclassification of depreciation of dock facilities to operating costs and others	306,186	103,218
Reclassification of amortization of deferred charges to others	24,060	26,788
Net gain on disposal of property, plant and equipment	(448,785)	(741,141)
Excess of equity-accounted investment income over cash dividends	910,024	1,046,597
Realized loss on financial assets carried at cost	119,000	-
Gain on disposal of available-for-sale financial assets	(2,923)	-
Interest amortization of financial assets and unrealized exchange gains	(595)	(1,679)
Interest compensation of convertible bonds	(2,226)	1,624
Decrease in financial assets and liabilities at fair value through profit or loss	866,814	1,364,411
Increase in other financial assets	(811)	(2,814)
Decrease (increase) in notes and accounts receivable	281,118	(855,837)
Increase in other receivables	(204,306)	(342,261)
(Increase) decrease in inventories	(484,413)	175,517
Decrease (increase) in prepayments	296,825	(520,392)
Net increase in agent accounts	(1,183,831)	(83,436)
Increase in agency reciprocal accounts	(46)	(805)
Decrease (increase) in restricted assets	541	(1,365)
Decrease (increase) in other current assets	1,795	(8,903)
Decrease in refundable deposits	326,853	129,558
(Decrease) increase in notes and accounts payable	(956,189)	2,856,034
Decrease in income tax payable	(189,922)	(454,753)
Increase in accrued expenses	1,170,400	1,041,352
Decrease in other payables	(57,544)	(82,037)
Decrease in other current liabilities	(11,145)	(31,590)
Net change in accrued pension liability	30,398	40,750
(Decrease) increase in other liabilities	(26,584)	159,750
Net change in deferred income tax assets / liabilities	(37,612)	(957,671)
Net effect of taxes due to changes in accounting principles for financial instruments	-	26,385
Net effect of taxes due to unrealized gain or loss on cash flow hedge	63,525	10,948
Net cash provided by operating activities	4,888,696	5,126,230
Cash Flows from Investing Activities		
Proceeds from disposal of long-term investment	3,408	-
Acquisition of long-term equity investment accounted for under the equity method	(302,503)	(697,906)
Proceeds from sale of available-for-sale financial assets - non current	3,180	-
Proceeds from sale of financial assets at cost - non current	581,000	-
Acquisition of property, plant and equipment	(1,095,034)	(7,020,069)
Proceeds from disposal of property, plant and equipment	473,320	5,794,285
Increase in deferred charges	(22,529)	(61,900)
Decrease in long-term receivables	37,569	43,958
Net cash used in investing activities	(321,589)	(1,941,632)
Cash Flows from Financing Activities		
Increase (decrease) in short-term loans	2,639,471	(1,700,000)
Decrease in short-term bills payable	-	(799,755)
Decrease in long-term loans	(2,153,866)	(4,074,335)
Decrease in deposit	(34)	-
Decrease in guarantee deposits received	(2,500,100)	-
Cash dividend	(11,250)	-
Net change in minority interest	(227,885)	156,212
Net cash used in financing activities	(2,253,664)	(6,417,878)
Effect of Exchange Rate Changes	(789,605)	251,398
Effect of Initial Consolidation of Subsidiaries	-	-
Net Increase (Decrease) in Cash and Cash Equivalents	1,523,838	(2,981,882)
Cash and Cash Equivalents, Beginning of Period	10,100,138	15,154,658
Cash and Cash Equivalents, End of Period	$11,623,976	$12,172,776
Supplemental Information:		
Interest paid	$621,021	$578,736
Less: Interest capitalized	-	-
Interest paid, net of interest capitalized	$621,021	$578,736
Income tax paid	$686,724	$1,417,387
Financing Activities Not Affecting Cash Flows:		
Long-term liabilities due within one year	$4,102,441	$8,963,236
Capitalization of retained earnings	$-	$1,907,617
Conversion of convertible bonds into common stock	$138,000	$382,479

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountants dated August 23, 2007.

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
June 30, 2007 and 2006
(Reviewed, Not Audited)
(Expressed in Thousands of New Taiwan dollars, unless otherwise stated)

A. ORGANIZATION AND OPERATIONS

The accompanying consolidated financial statements cover Evergreen Marine Corporation (the "Company"), its subsidiaries, Taiwan Terminal Services Co. Ltd. and Peony Investment S.A., and its affiliated companies (together referred herein as the Group). Backgrounds of the Company and the related subsidiaries are summarized below:

1. The Company was established on September 25, 1968 and was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) (currently known as the Securities and Futures Bureau (SFB), Financial Supervisory Commission, Executive Yuan), to be a public company on November 2, 1982. It was further approved by the SFC to be a listed company on July 6, 1987. Shares of the Company have been traded on the Taiwan Stock Exchange since September 21, 1987. The Company is mainly engaged in domestic and international marine transportation, shipping agency services and distribution of containers.

2. Taiwan Terminal Services Co., Ltd. (TTSC) was established in Taiwan in October 1997 and is 55% owned by the Company. The principal activities of TTSC are cargo loading and discharging.

3. Peony Investment S.A. (Peony) was established by the Company in Panama as a wholly-owned subsidiary in April 1993 to pursue transportation-related investment opportunities around the world.

4. Greencompass Marine S.A. (GMS) was established by Peony in Panama in January 1994 with a 100% equity interest. GMS is mainly engaged in container shipping.

5. Clove Holding Ltd. (Clove) was established by Peony in the British Virgin Islands (BVI) in March 2001 with a 100% equity interest. Clove is primarily engaged in investments of container yards and terminals.

6. Vigor Enterprise S.A. (Vigor) was established by Peony in Panama in April 1997 with a 100% equity interest. Vigor is mainly engaged in investments of container manufacturing.

7. Evergreen Marine (UK) Limited (EMU) was acquired by Peony in UK in April 2001 with the main activity in container shipping. As of June 30, 2007, the Group's equity interest in EMU was 51%.

8. Evergreen Heavy Industrial Corp. (Malaysia) Sdn. Bhd. (EHIC (M)) was acquired by Peony in November 1998 with the main business in the manufacturing of dry steel containers, container parts and other related parts. The Group's equity interest in EHIC (M) as of June 30, 2007 was 84.44%.

9. Armand Investment (Netherlands) N.V. (Armand N.V.) was established by Peony in Netherlands in October 2003 with the main business in inland transportation, transshipment and repairs of containers. The Group's equity interest in Armand N.V. as of June 30, 2007 was 70%.

10. Shenzhen Greentrans Transportation Co., LTD. (SGTC) was established by Peony in China in March 1998 with the main business in loading, discharging, storage, repairs, cleaning, and inland transportation of containers. The Group's equity interest in SGTC as of June 30, 2007 was 55%.

11. PT. Multi Bina Pura International (MBPI) was established by Peony in Indonesia in 1994. MBPI is mainly engaged in container storage and inspection of containers at the customs house. The Group's equity interest in MBPI as of June 30, 2007 was 95.3%.

12. PT. Multi Bina Transport (MBT) was acquired by MBPI and Peony in April 1998 and December 2002, respectively. The major activities of MBT are inland transportation, repairs and cleaning of containers. As of June 30, 2007, the total equity interest of MBT held by the Group was 86.91%.

13. Island Equipment LLC (Island) was acquired by EMU and Clove in April 2004 and is mainly engaged in investments of operating machinery and equipment of port terminals. The total equity interest of Island held by the Group as of June 30, 2007 was 43.65%.

14. Ample Holding Ltd. (Ample) was established by Clove in March 2001 with the main business in investments of container yards and docks. The Group's equity interest in Ample as of June 30, 2007 was 90%.

15. Armand Estate B.V. (Armand B.V.) was acquired by Armand N.V. with a 100% equity interest in October 2003. The principal activity of Armand B.V. is investing in container yards and docks.

16. Whitney Equipment LLC (Whitney) was established by Island in Delaware, USA in June 2005 with 100% equity interest. Whitney is mainly engaged in investments and leases of operating machinery and equipment of port terminals.

17. Hemlock Equipment LLC (Hemlock) was established by Island in Delaware, USA in June 2005 with 100% equity interest. Hemlock is mainly engaged in investments and leases of operating machinery and equipment of port terminals.

The Company and its subsidiaries had 3,356 and 3,496 employees as of June 30, 2007 and 2006, respectively.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Group are prepared in conformity with the "Guidelines for Preparation of Financial Reports by Securities Issuers", "Business Entity Accounting Law", "Regulations on Business Entity Accounting Handling" and generally accepted accounting principles in the Republic of China. The Group's significant accounting policies are summarized below:

1. Basis for preparation of consolidated financial statements

(1) Effective January 1, 2005 pursuant to the newly revised Statement of Financial Accounting Standards (SFAS) No. 7, "Consolidated Financial Statements", the Company is required to consolidate accounts of the investee companies of which the Company directly or indirectly holds more than 50% of the common stocks, or over which the Company can exercise significant influence except in situations where the individual total asset or total operating revenue of investees are determined to be immaterial.

(2) The accompanying consolidated financial statements are prepared in accordance with the SFAS No. 7, "Consolidated Financial Statements". Transactions between the consolidated entities are eliminated. The resulting difference between the initial investments and the net worth of the respective investee companies is amortized on a straight-line basis over 5 years. However, effective January 1, 2006, difference attributable to goodwill is no longer amortized and neither is any previously amortized amount reversed. The remaining unamortized carrying amount and any incremental differences attributable to goodwill are recognized in accordance with the guidelines related to amortization of acquisition costs as stated in the Statement of Financial Accounting Standards (SFAS) No. 25, "Business Combination – Purchase Price Accounting". Goodwill is measured at the initial investment cost less the accumulated impairment loss and subsequently remeasured every year pursuant to the SFAS No. 35, "Accounting for Asset Impairment".

(3) Where the Group holds more than 50% voting shares of an investee (including the existing and potential voting shares held by the Group) or any of the following conditions is met, the Group is deemed to have effective control over such investee. Such investee shall be accounted for under the equity method and included in the consolidated financial statements.

a. Under the agreements entered into by the Group with other investors, the equivalent voting shares of the investee held by the Group exceed 50%.

b. Under the applicable regulations or agreements, the Group can control the investee's financial, operational and personnel policies.

c. The Group has the right to employ or dismiss more than 50% of the members of the Board (or equivalent organization) in which the controlling power over the investee lies.

d. The Group controls more than 50% of the voting rights in the investee's Board (or equivalent organization) in which the controlling power over the investee lies.

e. The Group has controlling power in other matters.

(4) The financial statements of foreign subsidiaries are prepared in each foreign subsidiary's functional currency. When preparing consolidated financial statements, the exchange rate used for translating assets and liabilities is the rate prevailing at the balance sheet date, the exchange rate used for translating shareholders' equity is the historical rate, and the exchange rate used for translating income statement accounts is the weighted-average exchange rate. Exchange gains or losses resulting from the foreign currency translation are recorded as cumulative translation adjustments shown as a separate component of stockholders' equity.

(5) The subsidiaries included in the consolidated financial statements are set forth below:

Investor	Investee	Business Scope	Ownership (%) June 30, 2007	Ownership (%) June 30, 2006	Remark
The Company	TTSC	Cargo loading and discharging	55.00	55.00	
	Peony	Investments in transport-related businesses	100.00	100.00	
Peony	GMS	Container shipping	100.00	100.00	
	Clove	Investments in container yards and port terminals	100.00	100.00	
	Vigor	Investments in container manufacturing	100.00	100.00	
	EMU	Container shipping	51.00	51.00	
	EHIC (M)	Manufacturing of dry steel containers and container parts	84.44	84.44	
	Armand N.V.	Investments in container yards and port terminals	70.00	70.00	
	SGTC	Loading, discharging, storage, repairs, cleaning and inland transportation of containers	55.00	55.00	
	MBPI	Container storage and inspections of containers at the customs house	95.30	95.30	
	MBT	Inland transportation, repairs and cleaning of containers	86.91	86.91	MBT is 17.39% directly owned by Peony and 72.95% indirectly owned by Peony through MBPI. Therefore, Peony's total equity interest in MBT is 86.91%.

Investor	Investee	Business Scope	Ownership (%) June 30, 2007	Ownership (%) June 30, 2006	Remark
Peony	Island	Investments in operating machinery and equipment of port terminals	43.65	43.65	Peony indirectly holds 15% and 36% equity interest in Island through HML and Clove, respectively. Therefore, Peony's total equity interest in Island is 43.65%.
Clove	Ample	Investments in container yards and port terminals	90.00	90.00	
Armand N.V.	Armand B.V.	Investments in container yards and port terminals	100.00	100.00	
Island	Whitney	Investments and leases of operating machinery and equipment of port terminals	100.00	100.00	
	Hemlock	Investments and leases of operating machinery and equipment of port terminals	100.00	100.00	

(6) Changes in subsidiaries that had been included or excluded from the consolidated financial statements:

None.

(7) Subsidiaries that are not included in the consolidated financial statements:

None.

2. Classification of current and non-current assets and liabilities

(1) Current assets are assets arising from operating activities, which are expected to be converted into cash, consumed, or sold during the operating period; held for trading purposes; expected to be converted into cash within one year from the balance sheet date; as well as cash or cash equivalents except those subject to exchange, curtailment or other restrictions due one year after the balance sheet date. All other assets that are not classified as current are non-current assets.

(2) Current liabilities are liabilities resulting from operating activities, which are expected to be paid off during the operating period; incurred for trading purposes; and expected to be paid back within one year from the balance sheet date. All other liabilities that are not classified as current are non-current liabilities.

(3) Financial liabilities that expire within twelve months from the balance sheet date which meet the following conditions are classified as non-current liabilities.

   a. The original contract term exceeds twelve months.

   b. Intended for long-term refinancing.

   c. Have completed long-term refinancing and extended the period of liabilities before the balance sheet date, or have the intention to refinance or extend the period of liabilities for one year after balance sheet date.

3. Use of estimates

(1) In preparation of the consolidated financial statements, the Group makes significant accounting estimates and assumptions in accordance with the generally accepted accounting principles. These estimates and assumptions would affect the amounts of assets and liabilities at the balance sheet date, disclosure of contingent assets and liabilities, and the amounts of revenues and expenses recognized for the accounting period. Actual results could differ from those assumptions and estimates.

(2) Accrued expenses are recorded at the amounts stated in the original supporting documents. Foreign port charges without supporting documents are estimated based on past records and period-end sailing schedules. Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

4. Cash and cash equivalents

Cash and cash equivalents are cash, unrestricted bank deposits and other highly liquid investments.

5. Financial assets and financial liabilities

(1) In accordance with the SFAS No. 34, "Accounting for Financial Instruments", the Group classified financial assets into categories such as, financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, derivative financial assets for hedge, bond investments in non-active market, and financial assets carried at cost. The Group classified financial liabilities into categories such as, financial liabilities at fair value through profit or loss, derivative financial liabilities for hedge, and financial liabilities carried at cost. Derivative financial instruments that are not designated as effective hedging instruments are classified as financial assets held for trading and financial liabilities held for trading. On initial recognition, financial assets and financial liabilities are measured at fair value. For financial assets and financial liabilities at fair value through profit or loss which are not measured at fair value, transaction costs that are directly attributable to the acquisition or issuance of liability are capitalized. The Group adopted the trade date accounting for regular purchase or sale. The regular purchase or sale refers to the acquisition or sale of financial assets within a period generally accepted in the market or standardized by regulations.

(2) After the initial recognition of financial assets, the financial assets are remeasured as follows:

a. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are classified into financial assets held for trading and financial assets designated as at fair value through profit or loss at inception. Fair value of listed and OTC securities is based on the closing price at the balance sheet date, while the fair value of mutual funds is based on the net asset value at the balance sheet date.

b. Held-to-maturity financial assets

Held-to-maturity financial assets are financial assets with fixed or determinable payments and a fixed maturity that the Group has positive intent and ability to hold to maturity as held-to-maturity financial assets. On subsequent measurement, held-to-maturity financial assets are carried at amortized cost. Any profits or losses incurred due to changes in fair value are recognized in income statement when recognizing impairments or amortization. The amortized cost is calculated as the amount at which the asset is measured at initial recognition minus any repayments of principal, plus or minus the cumulative amortization using the effective interest rate method of the difference between the initial amount and the maturity amount less any reduction for impairment or uncollectibility. While determining cash flows associated with the financial instruments for calculating the effective interest rate, the Group takes into consideration the contract terms of financial instruments including transaction fees paid or received premiums or discounts and transaction costs.

c. Debt investments with no active market

Debt investments with no active market are financial assets with fixed or determinable payments that are not quoted in active market. Such assets are carried at amortized cost using the effective interest method. Gains or losses are recognized when such investments are derecognized, impaired, or amortized.

d. Available-for-sale financial assets

Available-for-sale financial assets include assets that are available for sale and all other non-derivative financial assets that do not qualify in any of the three categories of financial assets mentioned above. Available-for-sale financial assets are measured at fair value. All changes in fair value, except impairment losses and foreign exchange rate losses for monetary financial assets, are recognized directly in equity until the asset is derecognized. When the financial asset is derecognized, the cumulative gain or loss that was previously recognized in equity is recognized in profit or loss in the income statement.

e. Derivative financial assets held for hedging purposes

Derivative financial assets held for hedging purposes are those that are designated as effective hedging instrument under hedge accounting. On subsequent measurement, derivative financial assets held for hedging purposes are carried at fair value. The fair value of listed stocks is based on the closing price at the balance sheet date. The fair value of open-ended funds is based on the net asset value at the balance sheet date. The fair value refers to the closing market price for listed equity securities and the net asset value at the balance sheet date for open-ended mutual funds.

f. Financial assets carried at cost

Financial assets carried at cost are those with fair values that can not be reliably measured and are traded in non-active market without public price, and derivative financial instruments linked to and completed by the financial assets.

(3) The subsequent measurement for financial liabilities is measured at amortized cost. For financial liabilities at fair value through profit or loss and derivative financial liabilities, the fair value is applied for measurement. For linked derivative financial liabilities that are traded in non-active market without reliable fair value, cost method is applied for measurement. The financial liabilities that are designated as hedging instruments are accounted for using hedge accounting.

6. Derecognition of financial assets and liabilities

(1) All or part of a financial asset is derecognized when the contractual rights that compose the asset expire. When all or part of a financial asset is transferred and contractual rights that composes the asset is given up, the cash flow received from the clearing house within a certain limit is treated as sale. When the transfer of financial asset does not qualify as lost of contractual rights, then such transfer of asset is recognized as guaranteed loan. Reacquiring rights of such assets will no longer be accounted as derivative financial assets.

(2) All or part of a financial liability is derecognized when the obligation specified in the contract binding the financial liability is either discharged, cancelled or expired. Where there has been an exchange between an existing borrower of debt instruments and the Group with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, then the transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Any gain or loss from extinguishment of the original financial liability is recognized in the income statement.

7. Allowance for doubtful accounts

The allowance for doubtful accounts is provided based on the collectibility and aging analysis of notes and accounts receivable and other receivables.

8. Inventories

Fuel inventories are physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purposes at year-end. Valuation of inventories is based on the exchange rate prevailing at the end of the fiscal year.

9. Long-term equity investments accounted for under the equity method

(1) The equity method is applied where the Group holds more than 20% of the voting shares and can exercise significant influence over the investees. The difference between the investment cost and the stocks' net worth is amortized over five years on a straight-line basis. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5 "Long-term Investments in Equity Securities", the difference between initial investments and the stocks' net worth is no longer amortized. The amortized amount can not be reversed. If the investment cost is higher than the stock's net worth, the unamortized amount is recognized as goodwill. If the investment cost is less than the stock's net worth, the unamortized amount is recognized as deferred liability. Any additional difference is recognized in accordance with the guidelines related to amortization of acquisition cost, as stated in the SFAS No. 25 "Business Combination-Purchase Price Accounting". The unrealized revenue which occurred between the Company and its investee or occurred between investees in the period is eliminated.

(2) Foreign currency denominated financial statements of overseas subsidiaries and investees are translated into New Taiwan dollars in accordance with the Statement of Financial Accounting Standards (SFAS) No. 14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements". The translation differences are recorded as "cumulative translation adjustments" under stockholders' equity.

10. Property, plant and equipment

(1) Property, plant and equipment are stated at cost plus capitalized interest and less accumulated depreciation and impairment. Expenditures incurred on major improvements or renewals that will increase the efficiency or prolong the useful lives of the assets are capitalized. Other expenditures related to regular maintenance and repairs are expensed as incurred. Gains or losses on disposal of property, plant and equipment are credited or charged to non-operating income in the year of disposal.

(2) Depreciation is calculated on a straight-line basis according to the respective assets' useful lives regulated by the Ministry of Finance plus one year for salvage value.

(3) For ships and equipment that are still in use after expiration of their useful life, depreciation is provided based on the original method and the reassessed useful life and salvage value. For other assets that are still in use after expiration of their useful life, depreciation is provided based on the original method to the extent that the salvage value falls below $3,000. Where impairment loss is recognized, property, plant and equipment shall be depreciated over their remaining useful life based on their carrying value adjusted for the impairment loss.

11. Asset impairment

(1) Pursuant to SFAS No. 35, the Group assesses indicators for impairment for all its assets within the scope of SFAS No. 35 at each balance sheet date. If impairment indicators exist, the Group shall then compare the carrying amount with the recoverable amount of the assets or the cash-generating unit ("CGU") and write down the carrying amount to the recoverable amount where applicable. Recoverable amount is the higher of fair value less costs to sell and the value in use. For previously recognized losses, the Group shall assess, on each balance sheet date, whether there is any indication that the impairment loss may no longer exist or may have decreased. If there is any such indication, the Group is required to recalculate the recoverable amount of the asset. If the recoverable amount increases as a result of the increase in the estimated service potential of the assets, the Group shall reverse the impairment loss to the extent that the carrying amount after the reversal would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the assets in prior years. Impairment loss (reversal) is classified as non-operating losses (income).

(2) The Group assesses the financial assets whether there is any objective evidence of impairment within the scope of SFAS No. 35 at each balance sheet date. Impairment calculation and recognition for financial assets with different valuation model is as follows:

a. Financial assets carried at amortized cost

When there is an objective evidence of impairment for financial assets carried at amortized cost, the impairment value is measured as the difference between the carrying amount and the present value of the expected future cash flows discounted at the original effective rate. The carrying amount of the financial assets is reduced through an allowance account, and impairment loss is recognized as profit or loss for the period. If, in a subsequent period, the amount of the impairment loss decreases, and the amount of the impairment loss is clearly due to an event occurring after the initial recognition of impairment, the previously recognized impairment loss shall be reversed through allowance account. However, the carrying value of financial assets shall not be higher than the amortized cost of unrecognized impairment after reversal. The reversed amount shall be recognized in the income statement.

b. Financial assets carried at cost

When there is an objective evidence of impairment for investments in unquoted equity instruments, the impairment loss is recognized as loss for the period. The amount for impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated cash flows discounted at the financial asset's effective interest rate at the time. Reversal of impairment loss recognized is not allowed for these assets.

c. Available-for-sale financial assets

When there is an objective evidence of impairment for available-for-sale financial assets, the cumulative net loss that had been recognized from equity is removed and recognized in profit or loss for the period. The amount to be recognized for impairment is the difference between the acquisition cost (minus principal recovered and any adjustments to amortization) and the current fair value or the recoverable amount with further deduction of the remaining amount of such financial assets after impairment loss has been deducted. If, in a subsequent period, the amount of the impairment loss decreases, such deduction in the amount of impairment loss for available-for-sale equity instruments can not be recognized in the income statement, but rather as adjustments in equity. However, if the subsequent decrease in the amount of the impairment loss is clearly due to an event occurring after the initial recognition of impairment, the previously recognized impairment loss can be reversed through profit or loss.

12. Deferred charges

Deferred charges refer to the expenses incurred on the use of decoration, issuance of corporate bonds, computer software and cable installation. The charges are amortized on a straight-line basis over five years for the use of decoration and the issuance period for corporate bond issuance. Other deferred charges are amortized over 2-3 years.

13. Convertible bonds

(1) Pursuant to the newly issued SFAS No. 36 "Disclosure and Presentation of Financial Instruments", the equity component of the compound financial instrument issued before the effective date (January 1, 2006) should not be separated from such compound instrument. In accordance with guideline stated in the Letter Chi-Mi-Tze No. 78 (95) issued by the Accounting Research and Development Foundation, the embedded derivative instrument that is not composed by equity should be separated with the main contract after judgment, the issuer does not have to separate the derivative component, but must continuously recognize interest compensation and premium or discount. The Group used the same accounting method for corporate bonds issued before January 1, 2006. The difference between the issue price and face value of convertible corporate bonds is accounted for as premium or discount which is required to be amortized over the period from the date of issuance to maturity date in accordance with the interest method. Premium or discount on convertible corporate bonds with redemption options is required to be amortized over the period from the date of issuance to the expiry date of the redemption right. The excess of the redemption price over the face value of the convertible bonds is recognized as liability on interest compensation under the interest method during the period from the date of issuance to the expiry date of the redemption right.

(2) Conversion of convertible bonds is accounted for by the book value method. The unamortized premium or discount, issuance cost, accrued interest payable, interest payable by the bondholders, liability on interest compensation and the face value of the bonds are netted on the date of conversion, and the resulting net amount is reversed accordingly. The excess of the net amount over the par value of the converted bonds is recorded as capital surplus.

(3) Where the bondholders do not exercise the redemption option before it expires, the interest compensation is amortized according to the interest method over the period from the date following the expiry date of the redemption option to the maturity date of the bonds. Where the market price of the stocks that can be converted from the convertible bonds on the expiry date of the redemption option exceeds the redemption price, the interest compensation recognized is reclassified to capital surplus.

14. Pensions

(1) The Company and its subsidiary-TTSC's pension plans apply to all permanent employees. For the first fifteen years of service, two points are rewarded for each year of service. For service period exceeding 15 years, one point is rewarded for each additional year of service with a maximum of 45 points allowed. Pensions paid upon retirement are based on the service period and the average monthly salary of the last six months prior to the approval of retirement.

(2) The Labor Pension Act ("the Act"), which adopts a defined contribution scheme, took effect from July 1, 2005. In accordance with the Act, employees of the Company and its subsidiary-TTSC may elect to be subject to either the Act, and maintain their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees subject to the Act, the Company and its subsidiary-TTSC shall make monthly contributions to the employees' individual pension accounts on a basis no less than 6% of the employees' monthly wages.

(3) In accordance with the SFAS No. 18, "Accounting for Pension", the Company and its subsidiary-TTSC have recognized pension costs based on the actuarial report since 1995. Under the defined benefit pension scheme, net periodic pension cost is contributed based on the actuarial report, which includes current service cost, interest cost, expected rate of return on plan assets, and amortization of unrecognized net transition assets. The part of accumulated benefit obligation which exceeds fair value of pension fund is recorded as minimum pension liability on the balance sheet. Unrecognized net transition assets and net benefit obligation are amortized on a straight-line basis over 15 years. Prior service cost and gain or loss is amortized over the average remaining service period on a straight-line basis. While preparing interim financial statements, the amount of minimum pension liability is adjusted by the difference between net periodic pension cost and contribution. Under the defined benefit pension scheme, contribution is recognized in the year when the expenditures are incurred. The amount of the minimum pension liability does not have to be re-evaluated.

(4) The Company's overseas subsidiaries have not established pension plans as it is not compulsory to do so in the countries where the overseas subsidiaries are registered.

15. Revenue recognition

Recognition of revenues is accounted for in accordance with the SFAS No. 32, "Accounting for Revenue Recognition".

16. Income taxes

(1) Projected income tax is estimated based on the expected taxable income for the current year. Difference between the estimated tax and the actual tax paid is recorded as an adjustment to income tax expense for the current year. An additional 10% tax is levied on unappropriated retained earnings, which is recorded as income tax expense in the year the tax is levied.

(2) Inter-period and intra-period income taxes are allocated in accordance with the SFAS No. 22, "Accounting for Income Taxes". Income tax effects arising from taxable temporary differences are recognized as deferred income tax liabilities. Income tax effects arising from deductible temporary differences, loss carryforwards and income tax credits are recognized as deferred income tax assets and a valuation allowance is provided based on the expected realizability of the deferred income tax assets. In accordance with the "Statute of Income Basic Tax Amount", effective January 1, 2006, the estimated basic tax amount payable in the future is considered by the Company and its subsidiary-TTSC in evaluating the realizability of deferred income tax assets.

(3) Income tax credits are accounted for in accordance with the SFAS No. 12, "Accounting for Income Tax Credits" and are recognized in the year the related expenditures are incurred.

17. Basic (diluted) earnings per share

Basic earnings per share is calculated based on the net income (loss) attributed to common stockholders and the weighted-average number of common shares outstanding during the period. Any capital increase (reduction) through cash infusion (withdrawal), treasury stock transactions or other factors that would cause a change in the number of outstanding shares are incorporated in the calculation on a weighted-average basis according to the circulation period. Adjustments are made retroactively to the weighted-average number of outstanding shares if there is any increase (decrease) in the number of outstanding shares which does not result in changes in the stockholders' percentage of equity interest. Where the effective dates of the abovementioned events fall between the balance sheet date and the issue date of the financial statements, retroactive adjustments are also required. For the purpose of calculating diluted earnings per share, it is assumed that the convertible bonds are converted into the common stock on the date of issuance of the bonds, and the weighted-average number of outstanding shares is adjusted for the dilutive effect of the convertible bonds.

18. Foreign currency transactions

(1) Exchange of foreign currency transactions

Transactions of non-derivative financial instruments denominated in foreign currencies are recorded in New Taiwan dollars translated using the exchange rate on the date of the transaction. Any gain or loss incurred due to different exchange rate applied at the time of the actual exchange or settlement is recognized in the income statement for the current period. The carrying amounts of foreign currency denominated assets and liabilities at the balance sheet date are translated at the exchange rate on that date. In addition, any resulting foreign exchange rate gains or losses are recognized in the income statement for the current period. However, for equity instruments classified under available-for-sale financial assets, foreign exchange rate gain or loss is recognized as an adjustment in equity. Equity instruments accounted for by the cost method are measured at the historical exchange rate on the transaction date. For foreign currency denominated long term investments which are accounted for by the equity method, the measurement is based on the equity reported in the financial statements of the investee companies prepared in foreign currencies adjusted for translations. Foreign exchange rate gain or loss is then recognized as changes in cumulative translation adjustments under equity.

(2) Currency translation basis for foreign subsidiaries

The foreign currency financial statements of the subsidiaries accounted for under the equity method are translated into New Taiwan dollars. All assets and liabilities are translated by the exchange rate at the balance sheet date. Except for the beginning retained earnings which is translated by the exchange rate at the end of prior year, all other equity accounts are translated by the historical rate. The accounts in income statement are translated by the average exchange rate. The difference between the translated amount and the initial cost is recorded as "cumulative translation adjustment" under stockholders' equity.

19. Derivative financial instruments and hedge trading

(1) Oil swap and interest rate swap are utilized to hedge against fluctuations in interest rates and oil prices. The initial recognition and subsequent valuation of derivative financial instruments are carried at fair value. The assets are recognized for positive fair values, while the liabilities are recognized for negative fair value.

(2) The changes in fair value of derivatives are recognized in the income statement when such instrument does not qualify for hedge accounting.

Hedge relationship is classified into following three categories:

a. Fair value hedges: to mitigate the risk of changes in the fair value of a recognized asset or liability or unrecognized commitment.

b. Cash flow hedges: to mitigate the risk of volatility in cash flow. The volatility is attributable to a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction that might affect profit or loss.

c. Hedge of net investment in a foreign operation: to mitigate the risk of the exchange rate fluctuations associated with net investment in a foreign operation.

   The Group used cash flow hedge to avoid the exchange risk arising from existing commitments.

(3) The hedging relationship, management and strategy are documented at the beginning of a designated hedge. The hedge instruments, related hedge items or transactions and identification of hedged risk, and the method for measuring the hedge effectiveness, are documented. The Group expects that the hedge could offset the volatility of fair value and cash flow during the period under hedge. The Group also assesses the effectiveness of hedge, and makes sure the hedge is highly effective during the period.

(4) In the case where the hedge trading meets the criteria of hedge accounting, the accounting for hedging is set forth below:

a. Fair value hedge

   The fair value hedge is used to mitigate the risk of a fair value change of the recognized assets or liabilities, unrecognized commitment, or designated part of such items, which could arise from certain specific risk and affect income. In a fair value hedge, the gain or loss on the hedged items arising from hedged risks are recognized in the income statement. The gain or loss on derivative financial instruments measured at fair value on the subsequent measurement is also recognized in the income statement.

   For the fair value hedge associated with hedged items that are initially measured at amortized cost, the adjustment is amortized under effective interest method by the budging period and recognized in the income statement. The amortization begins either when the adjustment is recognized or when hedge accounting ceases to apply.

   For the unrecognized commitment that is designated as a hedge item, the cumulative fair value changes due to hedged risk are classified as assets or liabilities and recognized in the income statement.

   The Group discontinues hedge accounting when the hedging instrument is settled, sold, terminated or exercised, no longer qualifies for hedge since it does not meet the criteria of hedge relationship, or when the Group decides to revoke the designation.

b. Cash flow hedge

   Cash flow hedge is to avoid risk of volatility in cash flow that arises from recognized assets or liabilities or certain specific risk associated with highly expected transaction and that affects income statement. The gain or loss that is attributable to effective hedge is recognized in equity directly and that is attributable to ineffective hedge is recognized in income statement.

In the case where the expected transaction being hedged is likely to result in the recognition of financial assets or financial liabilities, the gain or loss previously recognized directly as adjustments in equity is to be transferred to income statement as profit or loss in the period when such assets or liabilities affect net income. In other cases where the expected transaction under hedge is likely to result in the recognition of non-financial assets or non-financial liabilities, the gain or loss previously recognized directly as adjustments in equity for such hedging instrument is treated as valuation adjustments to the book value of such assets or liabilities.

When the occurrence of the expected transaction is deemed unlikely, the accumulated profit or loss previously recognized as adjustments in equity is recognized as profit or loss for the period. When hedging instruments are matured, sold, terminated or executed, or when the Group cancelled designated hedging instruments under initial recognition, the accumulated amount previously recognized directly as adjustments in equity remains in equity as an adjustment item when such expected transaction do occur. However, when such expected transaction is not likely to occur, the accumulated amount is recognized in current income.

c. Hedge of net investment in a foreign operation

Accounting for hedge of net investment in a foreign operation is similar to accounting for cash flow hedge. The hedge instruments are recognized directly in equity when deemed effective and recognized in the income statement when deemed ineffective. Cumulative gains or losses recognized as adjustments in equity are transferred to income statement upon disposal of foreign operation.

C. CHANGES IN ACCOUNTING PRINCIPLES

1. Effective January 1, 2006, the Group adopted the Statement of Financial Accounting Standards (SFAS) No. 34, "Accounting for Financial Instruments" and SFAS No. 36, "Presentation and Disclosure of Financial Instruments". All financial instruments on hand as of the effective date are recognized according to the following:

(1) Transaction which was designated as a hedge prior to the effective date

For designated hedge transaction prior to the effective date which does not qualify for conditions of an effective hedge accounting is no longer applicable since the effective date. No retroactive adjustments are required for prior year accounting and relative SFAS standards is to be complied with.

(2) Accounting for derivative instruments

The Group recognizes all derivative financial instruments either as assets or liabilities at fair value. With the exception of those designated as hedging instruments, the difference between the carrying value and the fair value of all derivative financial instruments is recognized as cumulative effect of changes in accounting principles.

(3) Accounting for financial instruments at fair value through profit or loss and amortized cost

The Group reclassified its financial assets and financial liabilities at fair value and amortized cost according to appropriated categories as of the effective date and measured each at fair value and amortized cost, respectively. Difference between the carrying value and the fair value of the financial instruments at fair value through profit or loss is recognized as cumulative effect of changes in accounting principles. Difference between the carrying value and the fair value of the financial instruments either measured at amortized cost or classified under the available-for-sale financial instruments, and the derivatives which are associated with cash flow hedge or net investment hedge for foreign operation are recognized directly in equity.

(4) Accounting for cash flow hedge

The Group reclassified the deferred income and loss incurred for cash flow hedge before the effective date that still qualify for conditions of an effective hedge since effective date to adjustment item in equity.

(5) Accounting for the non-monetary assets denominated in foreign currency

The Group revalued the costs of its non-monetary assets denominated in foreign currencies originally carried at cost using the prevailing exchange rate at the trade date. Cumulative loss originally recognized in equity is then transferred to other financial assets.

The effects of the above changes in accounting principles adopted by the Group for the six-month period ended June 30, 2006 are set forth as follows:

	Recognized as Cumulative Effect of Changes in Accounting Principles		Recognized as Adjustments in Equity	
	Pre tax	After tax	Pre tax	After tax
Financial assets at fair value through profit or loss-current	$97,269	$91,040	$-	$-
Derivative financial assets held for hedging-current	-	-	169,983	127,487
Available-for-sale financial assets-non current	-	-	72,213	72,213
Held-to-maturity financial assets-non current	-	-	3,799	2,849
Debt investment with no active market-non current	-	-	(367)	(367)
Financial liabilities at fair value through profit or loss-current	(251,518)	(194,352)	-	-
Derivative financial liabilities held for hedging-non current	-	-	(120,092)	(101,199)
Financial liabilities accounted for by the cost method-non current	-	-	(9,004)	(9,004)
Total	$(154,249)	$(103,312)	$116,532	$91,979
Effect to EPS: (In dollars)				
Basic EPS	$(0.05)	$(0.03)		
Diluted EPS	$(0.05)	$(0.03)		

2. The difference between initial investment and the net worth of investees' equity for long-term investments under equity method was amortized on a straight line basis over 5 years. Pursuant to the newly revised SFAS No. 5, "Accounting for Long-Term Investment in Equity Securities", effective January 1, 2006, such difference is recognized in accordance with the guidelines related to amortization of acquisition costs, as stated in SFAS No. 25 "Business combination-Purchase Price Accounting". Difference attributable to goodwill is no longer amortized. Such changes in accounting principles had no effect on net income and EPS for the six-month period ended June 30, 2006.

3. Effective January 1, 2007, the Group adopted the Statement of Financial Accounting Standards (SFAS) No. 37, "Accounting for Intangible Assets". Such change in accounting principle had no effect on net income, EPS and total assets as of and for the six-month period ended June 30, 2007.

D. DETAILS OF SIGNIFICANT ACCOUNTS

1. Cash and cash equivalents

	June 30, 2007	June 30, 2006
Cash	$22,646	$14,938
Checking accounts	36,912	30,666
Demand deposits	18,411	9,244
Foreign currency deposits	3,235,501	2,792,068
Time deposits (New Taiwan dollars)	2,816,452	147,300
Time deposits (foreign currencies)	5,514,709	7,934,555
Cash equivalents – reverse repurchase bonds	-	1,262,000
Less: Unrealized foreign exchange (loss) gain	(20,655)	(17,995)
	$11,623,976	$12,172,776

(1) The interest rates on the above time deposits for the six-month periods ended June 30, 2007 and 2006 ranged from 0.0527% to 11.75% and 1.62% to 14.75%, respectively.

(2) The interest rate on the reverse repurchase bonds for the six-month period ended June 30, 2006 was 1.42%~1.49%.

2. Financial assets at fair value through profits or loss

	June 30, 2007	June 30, 2006
Financial assets held for trading		
Bond investments	$-	$3,948
Equity securities	67,210	99,741
Beneficiary certificates	1,726,261	3,233,969
Interest rate swap (IRS)	46,638	39,453
Currency exchange swap (CCS)	53,044	-
Oil swap	16,033	-
Foreign exchange rate option	319	-
Structural financial instruments	1,096,967	809,788
Equity-linked financial instruments	24,475	49,796
Subtotal	3,030,947	4,236,695
Less: Valuation adjustment	(80,690)	(87,626)
Net	$2,950,257	$4,149,069

(1) Effective January 1, 2006, the above financial assets are classified as financial assets held for trading. Under the SFAS No. 34 "Accounting for Financial Instruments", the fair value recognition method resulted in a favorable cumulative effect of changes in accounting principles of $91,040 (after tax) which was included in the net income for the six-month period ended June 30, 2006.

(2) The interest rate swaps are used to mitigate the cash flow risk arising from fluctuations in the interest rate. As of June 30, 2007 and 2006, the outstanding interest rate swap contracts are set forth below:

In thousand dollars

June 30, 2007			June 30, 2006		
Contract Period	Notional Amount	Carrying Value	Contract period	Notional Amount	Carrying Value
08.27.03~08.27.07	USD5,000	$2,660	08.27.03~08.27.07	USD5,000	$7,474
05.26.04~09.16.07	USD1,400	737	05.26.04~09.16.07	USD4,000	1,661
05.07.04~05.07.07	USD10,000	-	05.07.04~05.07.07	USD10,000	6
08.27.03~08.27.07	USD7,500	4,013	08.27.03~08.27.07	USD7,500	11,255
03.18.05~03.18.09	USD10,000	7,323	03.16.04~03.16.09	USD10,000	2,894
05.07.04~05.07.07	USD10,000	-	05.07.04~05.07.07	USD10,000	554
03.16.05~03.16.09	USD15,000	10,192	03.16.04~03.16.09	USD15,000	4,022
07.02.05~07.02.09	USD25,000	9,312	04.26.05~04.26.10	USD25,000	2,828
08.19.03~08.19.08	NTD500,000	191	04.30.04~03.30.09	USD9,000	162
11.18.03~11.18.08	USD20,000	26	07.07.03~07.07.08	USD11,250	7,261
05.05.04~03.30.09	USD7,500	1,084	01.26.06~12.30.07	USD10,588	1,336
07.07.03~07.07.08	USD7,500	7,246	-	-	-
01.20.06~12.30.07	USD10,588	695	-	-	-
12.20.05~07.07.08	USD11,500	1,026	-	-	-
01.20.06~05.10.11	USD8,829	996	-	-	-
01.20.06~05.10.11	USD8,829	1,137	-	-	-
Total		$46,638			$39,453

(3) As of June 30, 2007 and 2006, the outstanding currency exchange swap contracts are set forth below:

In thousand dollars

June 30, 2007			June 30, 2006		
Contract Period	Notional Amount	Carrying Value	Contract period	Notional Amount	Carrying Value
09.14.06~09.14.07	USD3,000	$2,434	-	-	$-
03.22.07~12.20.07	USD3,000	164	-	-	-
03.20.07~12.06.07	USD3,000	381	-	-	-
04.27.07~05.03.08	USD3,000	3,473	-	-	-
06.28.07~12.28.08	USD3,000	4,972	-	-	-
05.24.07~05.26.10	USD1,267	41,620	-	-	-
Total		$53,044			$-

(4) As of June 30, 2007 and 2006, the outstanding oil swap contracts are set forth below:

In thousand dollars

	June 30, 2007			June 30, 2006		
	Contract Period	Notional Quantity (Ton)	Carrying Value	Contract Period	Notional Quantity (Ton)	Carrying Value
Oil Swap	09.06~02.09	7,692	$16,033	-	-	$-

(5) As of June 30, 2007 and 2006, the outstanding foreign exchange rate swap contracts are set forth below:

In thousand dollars

June 30, 2007			June 30, 2006		
Contract Period	Notional Amount	Carrying Value	Contract period	Notional Amount	Carrying Value
06.08.07~07.20.07	USD17,000	$319	-	-	$-

(6) As of June 30, 2007 and 2006, the contracts of structural financial instruments and equity-linked notes are set forth below:

In thousand dollars

	June 30, 2007		June 30, 2006	
	Notional Amount	Carrying Value	Notional Amount	Carrying Value
Structural financial instruments	USD29,128/ JPY508,150	$1,070,788	USD23,000/ NTD50,000	$773,425
Equity-linked notes	NTD20,500/ HKD1,000	24,544	NTD50,000	49,943
Total		$1,095,332		$823,368

(7) As of June 30, 2007 and 2006, the above financial assets were not pledged as collateral.

3. Held-to-maturity financial assets-current

	June 30, 2007	June 30, 2006
Bond investments due within 1 year	$-	$25,455

Please refer to Note D.10 for details of the above bond investments.

4. **Derivative financial assets for hedging – current**

	June 30, 2007			June 30, 2006		
	Contract Period	Notional Tons	Carrying Value	Contract Period	Notional Tons	Carrying Value
Oil Swap	-	-	$-	02.06-07.06	5,000	$9,613
〃	-	-	-	02.06-07.06	5,000	9,291
〃	-	-	-	02.06-07.06	5,000	9,659
〃	-	-	-	04.06-09.06	15,000	28,604
〃	-	-	-	02.06-07.06	5,000	9,653
〃	-	-	-	-	-	-
〃	-	-	-	-	-	-
〃	-	-	-	-	-	-
Total			$-			$66,820

(1) Effective January 1, 2006, the Group recorded those that qualify as effective hedging instrument under the SFAS No. 34 "Accounting for Financial Instruments" at fair value resulting in a favorable unrealized gain of $127,487 (after tax) which was recognized under equity and was not included in the net income for the six-month period ended June 30, 2006.

(2) For the risk management and strategy of the above oil swap, please refer to Note 10.

5. **Accounts receivable, net**

	June 30, 2007	June 30, 2006
Non-related parties	$11,773,961	$13,786,190
Add: unrealized foreign exchange gain	(4,268)	18,756
Less: allowance for doubtful accounts	(5,415)	(5,049)
Subtotal	11,764,278	13,799,897
Related parties	151,181	351,011
Net	$11,915,459	$14,150,908

6. **Other receivables**

	June 30, 2007	June 30, 2006
Non-related parties		
Accrued income	$9,952	$2,876
Tax refund receivable	19,465	47,929
Accounts receivable from disposal of investment	180,008	50,477
Current portion of long-term installment receivables	256,049	59,521
Others	388,602	516,962
Subtotal	854,076	677,765
Related parties		
Dividends receivable	388,856	531,770
Others	534,115	180,463
Subtotal	922,971	712,233
Total	$1,777,047	$1,389,998

Please refer to Note D12 for details regarding the current portion of long-term installment receivables.

7. **Other financial assets – current**

	June 30, 2007	June 30, 2006
Future transaction margin	$106,894	$2,814

8. Inventories

	June 30, 2007	June 30, 2006
Fuel	$2,314,385	$2,556,124
Steel and others	451,145	311,624
Total	$2,765,530	$2,867,748

9. Other current assets

	June 30, 2007	June 30, 2006
Agency accounts	$3,634,119	$4,389,044
Agency reciprocal accounts	15,879	12,120
Temporary debits	101,179	41,979
Total	$3,751,177	$4,443,143

(1) Agency accounts

The Group has entered into agreements with foreign agents to deal with the port formalities related to foreign ports such as arrival and departure of ships, cargo loading, discharging and forwarding, freight collection and payment of expenses incurred with foreign ports. The above transactions are booked in the agency accounts.

(2) Agency reciprocal accounts

The Group has been appointed by Evergreen International S.A., Greencompass Marine S.A., Italia Marittima S.P.A. and Evergreen Marine (UK) Limited and Evergreen Marine (Hong Kong) Ltd. as their agent to pay the petty cash required by their vessels, crew salaries and insurance premiums in Taiwan. The above transactions are booked in the agency reciprocal accounts.

10. Long-term investments

	June 30, 2007	June 30, 2006
Available-for-sale financial assets - non current	$711,860	$586,680
Financial assets carried at cost - non current	5,033,201	5,674,280
Debt investments with no active market - non current	11,726	12,709
Long-term equity investments accounted for under the equity method	26,135,078	26,675,528
Other long-term investments	4,024	3,930
Total	$31,895,889	$32,953,127

(1) Available-for-sale financial assets - non current:

	June 30, 2007		June 30, 2006	
	Amount	Ownership (%)	Amount	Ownership (%)
Central Reinsurance Corp.	$490,801	8.45	$490,801	8.45
Fubon Financial Holding Co., Ltd.	7,087	0.04	7,344	0.04
Subtotal	497,888		498,145	
Add: valuation adjustment	213,972		88,535	
Total	$711,860		$586,680	

a. Effective January 1, 2006, the Group classified the above financial assets as available-for-sale financial assets-non-current at fair value according to the SFAS No. 34 "Accounting for Financial Instruments" resulting in a favorable unrealized gain of $72,213 (after tax) which was recognized under equity and was not included in the net income for the six-month period ended June 30, 2006.

b. As of June 30, 2007 and 2006, the above financial assets were not pledged as collateral.

(2) Held-to-maturity financial assets – non current:

	June 30, 2007			
	Face Value	Period	Interest rate (%)	Amount
Container Terminal Development Bonds	KRW750,000 thousand dollars	11.26.99~11.26.06	8.00	$-
Add: Unrealized exchange gain				-
Total				-
Less: due within one year				-
Due over one year				$-

	June 30, 2006			
	Face Value	Period	Interest rate (%)	Amount
Container Terminal Development Bonds	KRW750,000 thousand dollars	11.26.99~11.26.06	8.00	$20,472
Add: Unrealized exchange gain				4,983
Total				25,455
Less: due within one year				(25,455)
Due over one year				$-

a. Effective January 1, 2006, the Group classified the above financial assets as held-to-maturity financial assets - non-current which were adjusted at the prevailing exchange rate on effective date under the SFAS No. 34 "Accounting for Financial Instruments". Such adjustment resulted in a favorable unrealized gain of $2,849 (after tax) which was recognized under equity and was not included in the net income for the six-month period ended June 30, 2006.

b. As of June 30, 2007 and 2006, the above financial assets were not pledged as collateral.

(3) Financial assets carried at cost - non current:

	June 30, 2007		June 30, 2006	
	Amount	Ownership (%)	Amount	Ownership (%)
Non-listed securities				
Top Logis Inc.	$22,100	14.79	$-	-
Power World Fund Inc.	14,603	5.68	27,272	5.68
Fubon Securities Finance Co., Ltd.	190,322	4.93	190,322	4.93
Linden Technologies, Inc.	15,372	2.53	15,372	2.53
Taiwan HSR Consortium	1,250,000	2.51	1,250,000	2.53
Taiwan Fixed Network Co., Ltd.	-	-	700,000	1.08
Well Long Information Co., Ltd.	-	0.14	-	0.14
Dongbu Pusan Container Terminal Co., Ltd.	51,111	15.00	50,397	15.00
Hutchison Inland Container Depots Ltd.	49,001	7.50	48,316	7.50
South Asia Gateway Teminals	79,210	5.00	78,103	5.00
Classic Outlook Investment Ltd.	3,361,462	2.25	3,314,479	2.25
Everup Profits Ltd.	7	2.25	7	2.25
Lloyd Triestion LIK Ltd.	13	-	12	-
Total	$5,033,201		$5,674,280	

a. In April 2007 and July 2006, Power World Fund Inc. (PWF) reduced its capital at a conversion rate of 18.93% and 33.93%, respectively. The amount returned to the stockholders was $10 (in dollars) par value per share. As a result of the capital reduction, the proceeds received by the Company based on its proportionate equity interest in PWF were $3,408 and $9,261, respectively, and the carrying amount of the Company's investment in PWF was written down by $3,408 and $9,261, respectively. No gain or loss was incurred.

b. In April 2007, Taishin International Electrity Co., Ltd. purchased publicly the shares of Taiwan Fixed Network Co. Ltd. The Company sold all its shares of Taiwan Fixed Network based on the purchase price of $8.3 (in dollars) per share. The Company's investment cost was $700,000, and the purchase price was $581,000. As a result, a realized impairment loss of $119,000 was recognized for the six-month period ended June 30, 2007.

c. On October 4, 2006, the Company's Board of Directors passed a resolution to participate in the issuance of common stocks for cash by Top Logis Inc. and acquired 962 thousand common shares and 1,502 thousand preferred shares at $2.01 and $0.4 (in dollars) per share, respectively, resulting in a total investment of $22,100 which is recorded under financial assets carried at cost.

d. The shares of Classic Outlook Investment Ltd. and Everup Profits Ltd. have been pledged as collaterals for the loans borrowed by Clove Holding Ltd. Please refer to Notes D21 and F for details.

(4) Debt investments with no active market:

Item	Period	Coupon rate	June 30, 2007	June 30, 2006
Convertible Bond—Tuntex (Thailand) Public Company Limited	03.10.05~ 03.10.13	0%	$11,384	$12,030
Add: unrealized exchange gain			342	679
Total			$11,726	$12,709

a. In 1997, the Company purchased US$180 thousand of the convertible bonds issued by Tuntex (Thailand) Public Company Limited (Tuntex). As Tuntex encountered financial difficulties, it defaulted at maturity of the bonds. Accordingly, the Company fully recognized the losses on the bonds in 2001. Tuntex subsequently filed an application with the court for corporate restructuring and reached a consensus with the creditors to reissue the abovementioned bonds. The convertible bonds allocated to the Company were recorded at their face value of THB15,737 thousand (NT$12,581 thousand), and the Company recognized $12,581 income under "non-operating income – others" for the six-month period ended June 30, 2006.

b. Effective January 1, 2006, the Company reclassified the above financial assets as Bond investments with no active market - non-current which was also restated at amortized cost and adjusted by the prevailing exchange rate on the effective date under the SFAS No. 34 "Accounting for Financial Instruments". Such adjustment resulted in an unfavorable unrealized loss of $367 (after tax) which was recognized under equity and was not included in the net income for the six-month period ended June 30, 2006.

c. For stock conversion right of the above convertible bonds, please refer to Note D.19.

d. As of June 30, 2007 and 2006, the above financial asset was not pledged as collateral.

(5) Long-term investments under equity method:

	June 30, 2007		June 30, 2006	
	Amount	Ownership (%)	Amount	Ownership (%)
Charng Yang Development Co., Ltd.	$445,474	40.00	$415,336	40.00
Evergreen International Storage and Transport Corporation.	7,396,154	39.74	7,271,653	39.74
Evergreen Secure Corporation	53,576	31.25	46,240	31.25
EVA Airways Co.	8,665,451	19.37	9,163,493	20.02
Taipei Port Container Terminal Corporation	493,188	27.00	227,975	27.00
Toplogis Technology Corporation	-	-	2,277	25.00
Shanghai Jifa Logistics Co., Ltd.	282,843	21.06	255,770	21.06
Ningbo Victory Container Co., Ltd.	75,731	40.00	83,111	40.00
Qingdao Evergreen Container Storage and Transportation Co., Ltd.	179,711	40.00	167,650	40.00
Kingtrans International Logistics (Tianjin) Co., Ltd.	134,105	20.00	-	-
Luanta Investment (Netherlands) N.V.	561,668	50.00	611,122	50.00
Balsam Investment (Netherlands) N.V.	4,750,504	49.00	5,756,976	49.00
Evergreen Shipping Agency (Singapore) Pte. Ltd.	50,693	25.50	39,722	25.50
Evergreen Shipping Agency (Korea) Corporation	66,185	50.00	73,501	50.00
Evergreen Shipping Agency (Thailand) Co., Ltd.	34,335	25.50	41,166	25.50
Colon Container Terminal S.A.	2,120,421	40.00	1,784,238	40.00
PT. Evergreen Shipping Agency Indonesia	35,598	25.44	27,473	25.44
Evergreen Container Terminal (Thailand) Ltd.	781,592	48.18	699,707	48.18
Evergreen Shipping Agency (India) Pvt. Ltd.	3,478	49.98	2,789	49.98
Evergreen Shipping Agency (Australia) Pty. Ltd.	4,371	25.50	5,329	25.50
Total	$26,135,078		$26,675,528	

a. The initial cost of investments and investment gain (loss) recognized for equity accounted investees of the Group are listed as follows:

	For The Six-Month Periods Ended June 30,			
	2007		2006	
	Initial Cost	Gain (Loss)	Initial Cost	Gain (Loss)
Charng Yang Development Co., Ltd.	320,000	18,576	320,000	13,340
Evergreen International Storage and Transport Corporation	4,753,514	180,522	4,753,514	57,881
Evergreen Secure Corporation	25,000	5,190	25,000	5,412
EVA Airways Co.	9,267,879	(327,039)	9,267,879	(180,909)
Taipei Port Container Terminal Corporation	510,000	(2,149)	240,000	(2,023)
Toplogis Technology Corporation	-	-	10,000	(1,786)
Shanghai Jifa Logistics Co., Ltd.	USD6,635	2,641	USD6,635	5,710
Ningbo Victory Container Co., Ltd.	USD1,199	8,251	USD1,199	15,056
Qingdao Evergreen Container Storage and Transportation Co., Ltd.	USD4,447	9,647	USD4,447	9,514
Kingtrans International Logistics (Tianjin) Co., Ltd.	USD2,000	54	-	-
Luanta Investment (Netherlands) N.V.	USD21,973	(47,481)	USD21,973	(17,862)
Balsam Investment (Netherlands) N.V.	USD50,715	(667,667)	USD50,715	(617,735)
Evergreen Shipping Agency (Singapore) Pte. Ltd.	USD219	3,297	USD219	4,437
Evergreen Shipping Agency (Korea) Corporation	USD238	4,953	USD238	2,672
Evergreen Shipping Agency (Thailand) Co., Ltd.	USD238	11,557	USD238	14,369
Colon Container Terminal S.A.	USD57,150	223,523	USD57,150	113,837
PT. Evergreen Shipping Agency Indonesia	USD258	11,978	USD258	1,365
Evergreen Container Terminal (Thailand) Ltd.	USD28,636	38,261	USD28,636	59,086
Evergreen Shipping Agency (India) Pte. Ltd.	USD12	1,619	USD12	1,892
Evergreen Shipping Agency (Australia) Pty. Ltd.	USD-	3,100	USD-	3,668
Total		$(521,167)		$(512,076)

b. The investment income recognized for the above investees accounted for under the equity method was based on their financial statements audited by independent auditors for the corresponding periods except for Evergreen International Storage and Transport Corporation, Taipei Port Container Terminal Corporation, Shanghai Jifa Logistics Co., Ltd., Ningbo Victory Container Co., Ltd., Qingdao Evergreen Container Storage and Transportation Co., Ltd., and Kingtrans International Logistics (Tianjin) Co., Ltd. For the six-month periods ended June 30, 2007 and 2006, investment loss of $521,167 and $512,076 was recognized, respectively.

c. On March 1, 2006, the Company's Board of Directors passed a resolution for the Company to infuse additional cash in EVA Airways Co. as a shareholder. The Company subscribed 58,159 thousand shares at $12 (in dollars) per share amounting to $697,906. The ownership decreased to 19.37% after the additional cash infusion. Therefore, the retained earnings decreased by $14,511. As of June 30, 2007 and 2006, the percentage of ownership was 19.37% and 20.02%, respectively.

d. On October 4, 2006, the Company's Board of Directors passed a resolution to sell all shareholdings in Toplogis Technology Corporation at $2.1 (in dollars) per share. With a disposal price of $2,100 and a carrying value of $2,254, the Company incurred an investment loss of $154.

e. On April 19, 2007, the Board of Directors of the Company and Armand Estate (Netherlands) B.V. (Armand B.V.) passed a resolution for the Company and Armand B.V. to infuse additional cash in Taipei Port Container Terminal Corporation as a shareholder. The Company and Armand B.V subscribed 27,000 thousand shares at $10 (in dollars) per share amounting to $270,000. As of June 30, 2007 and 2006, percentage of ownership was 27%.

f. As of June 30, 2007 and 2006, the above long-term equity investments were not pledged as collateral.

(6) Other long-term investment:

	June 30, 2007	June 30, 2006
Membership fee and service charges paid to Marshall golf country club	$312	$312
Membership fee paid to Mission Hills golf club	3,712	3,618
Total	$4,024	$3,930

11. Property, plant and equipment, net

	June 30, 2007		
	Cost	Accumulated Depreciation	Balance
Land	$2,168,485	$-	$2,168,485
Buildings	2,156,772	619,793	1,536,979
Machinery	745,605	497,421	248,184
Loading/discharging equipment	7,218,080	3,443,524	3,774,556
Computer equipment	153,117	103,305	49,812
Transportation equipment	20,767,055	15,460,671	5,306,384
Ships and equipment	60,780,254	20,441,356	40,338,898
Dock facilities	418,813	-	418,813
Office equipment	329,087	241,906	87,181
Subtotal	94,737,268	40,807,976	53,929,292
Prepayments for equipment	221,133	-	221,133
Total	$94,958,401	$40,807,976	$54,150,425

	June 30, 2006		
	Cost	Accumulated Depreciation	Balance
Land	$2,160,659	$-	$2,160,659
Buildings	2,068,168	556,942	1,511,226
Machinery	571,843	474,171	97,672
Loading/discharging equipment	6,823,620	3,002,040	3,821,580
Computer equipment	166,265	99,395	66,870
Transportation equipment	22,713,738	18,853,844	3,859,894
Ships and equipment	64,644,618	23,318,373	41,326,245
Dock facilities	622,238	-	622,238
Office equipment	282,129	214,501	67,628
Leasehold improvements	110,419	23,522	86,897
Subtotal	100,163,697	46,542,788	53,620,909
Prepayments for equipment	475,406	-	475,406
Total	$100,639,103	$46,542,788	$54,096,315

(1) Please refer to Note E for details of the transactions on property, plant and equipment with related parties and Note F for details of the assets pledged as collateral.

(2) All the aforementioned ships and equipment have been insured based on the market value of each vessel or the requirement of the creditor banks. As of June 30, 2007 and 2006, the insurance coverage amounted to USD1,688,400 thousand and USD1,328,060 thousand, respectively. In addition, the ships were covered by the protection and indemnity insurance with GARD. The indemnity amount was unlimited except for oil pollution which was limited to USD 8 billion and USD 10 billion as of June 30, 2007 and 2006, respectively.

(3) The Group's loading/discharging equipment has been covered by the general insurance for construction machinery with insurance coverage amounting to $6,434,761 and $5,771,219 as of June 30, 2007 and 2006, respectively. The fire insurance coverage for office equipment was $3,039,388 and $2,672,545 as of June 30, 2007 and 2006, respectively. Container facilities were insured with full coverage amounting to USD660,325 thousand and USD486,840 thousand as of June 30, 2007 and 2006, respectively.

(4) The Group entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Pier No. 116 of Kaohsiung Harbor. The Group is entitled to use the pier free of charge for 16 years commencing from the date of completion. Upon expiration of the 16-year period, the Group is obliged to return the pier to the Bureau but has the priority to lease the pier. The construction project was reclassified to dock facilities upon its completion on January 1, 1992, and is amortized on a straight-line basis over 16 years with the amortization charged to loading/discharging expenses.

(5) The Group entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Piers No. 79~81 of Kaohsiung Harbor. The Group is entitled to use the piers free of charge for 10 years commencing from the date of completion. Upon expiration of the 10-year period, the Group is obliged to return the piers to the Bureau but has the priority to lease the piers. The construction project was reclassified to dock facilities upon its completion in the beginning of 2000, and is amortized on a straight-line basis over 10 years with the amortization charged to loading/discharging expenses.

12. Long-term installment receivables

	June 30, 2007	June 30, 2006
Receivables from sales of vessels	$328,902	$403,864
Less: Unrealized foreign exchange loss	(16,555)	(25,774)
Total	312,347	378,090
Less: Current portion	(256,049)	(59,521)
Long-term installment receivables, net	$56,298	$318,569

(1) The above installment receivables were derived from the sale of four vessels, GLEE, GLOW, GRUP and GALT, in 2001 and 2002 with a total price of USD54,648 thousand. The interest charged on the receivables is LIBOR (London InterBank Offered Rate) plus 1.5%. As of June 30, 2007 and 2006, the accrued amount of the receivables was USD9,511 thousand and USD11,676 thousand, respectively.

(2) As of June 30, 2007, details of the long-term installment receivables to be collected in the following years are as follows (expressed in thousand dollars):

Expiration	Amount
Within 1 year	USD7,797
1~2 years	1,143
2~3 years	571
Total	USD 9,511

13. Short-term loans

Details of short-term loans are as follows:

	June 30, 2007	June 30, 2006
Company	$3,194,000	$100,000
Subsidiaries	180,951	-
Total	$3,374,951	$100,000

(1) Company

Creditor	Contract Type	Contract Period	June 30, 2007	June 30, 2006
First Bank	Credit Loan	06.25.07~07.02.07	$85,000	$-
First Bank	Credit Loan	06.30.06~07.03.06	-	100,000
Taishin Bank	Credit Loan	06.27.07~07.03.07	700,000	-
Hua Nan Bank	Credit Loan	06.26.07~07.02.07	300,000	-
Jihsun Bank	Credit Loan	06.05.07~07.02.07	300,000	-
Tcb-bank	Credit Loan	06.26.07~07.02.07	29,000	-
Tokyo-Mitsubishi	Credit Loan	06.29.07~07.11.07	365,000	-
Tokyo-Mitsubishi	Credit Loan	06.27.07~07.06.07	248,000	-
Tokyo-Mitsubishi	Credit Loan	06.28.07~07.09.07	339,000	-
Tokyo-Mitsubishi	Credit Loan	06.28.07~07.02.07	28,000	-
Taipei Fubon	Credit Loan	06.29.07~07.06.07	500,000	-
Mizuho Bank	Credit Loan	06.29.07~07.09.07	300,000	-
Total			$3,194,000	$100,000

As the above short-term loans were all credit loans, none of them was secured with collaterals.

The interest rate was 2.20%~2.5% and 1.62% for the six-month periods ended June 30, 2007 and 2006, respectively.

(2) Subsidiaries

Creditor	Contract Type	Contract Period	June 30, 2007	June 30, 2006
RHB BANK	Credit Loan	03.14.07~08.15.07	$52,567	$-
BER HAD	Credit Loan	03.20.07~08.17.07	9,643	-
MALAYAN BANKING	Credit Loan	04.18.07~09.18.07	24,730	-
BER HAD	Credit Loan	04.05.07~09.21.07	55,722	-
	Credit Loan	04.10.07~09.21.07	7,776	-
	Credit Loan	04.16.07~09.26.07	27,049	-
	Credit Loan	04.20.07~10.10.07	3,464	-
Total			$180,951	$-

As the above short-term loans were all credit loans, none of them was secured with collaterals. The interest rate was 5.90%~5.99% for the six-month period ended June 30, 2007.

14. Financial liabilities at fair value through profit or loss - current

Financial liabilities for trading

	June 30, 2007			June 30, 2006		
	Contract Period	Notional Amount/ Unit (ton)	Carrying Value	Contract Period	Notional Amount/ Unit (ton)	Carrying Value
IRS	07.23.02~ 07.23.07	NTD62,500	$260	07.23.02~ 07.23.07	NTD187,500	$1,808
〃	07.17.03~ 07.17.08	NTD500,000	15,954	11.18.03~ 11.18.08	USD20,000	105
〃	09.14.99~ 03.14.08	USD9,706	1,035	07.17.03~ 07.17.08	NTD500,000	30,308
〃	-		-	06.30.04~ 07.02.09	USD25,000	3,974
〃	-	-	-	05.05.05~ 05.05.10	USD25,000	2,482
〃	-	-	-	08.19.03~ 08.19.08	NTD500,000	8,289
〃				09.14.99~ 03.14.08	USD16,176	3,225
Subtotal			17,249			$50,191
Oil Swap	02.07~01.09	-	15,116	04.05~06.07	-	4
〃	03.07~02.09	-	25,690	07.04~06.07	-	7
〃	03.07~02.09	-	30,210	-	-	-
〃	07.07~12.07	-	30,631	-	-	-
	07.07~12.07	-	520	-	-	-
Subtotal			102,167			11

	June 30, 2007			June 30, 2006		
	Contract Period	Notional Amount/ Unit (ton)	Carrying Value	Contract Period	Notional Amount/ Unit (ton)	Carrying Value
FX Option	06.06.07~ 07.26.07	JPY2,600,000	352	09.25.01~ 12.13.06	JPY1,920,000	2
〃	05.05.04~ 05.05.09	EUR56,000	24,744	05.05.04~ 05.05.09	EUR25,000	37,740
〃	10.04.01~ 12.08.11	USD533,000	115,451	10.04.01~ 03.12.08	USD37,235	7,120
〃		GBP7,000	1,129	06.15.06~ 07.17.06	EUR2,000	410
	-	-	-	03.31.06~ 07.05.06	EUR1,000	2,629
Subtotal			141,676			47,901
CCS	01.07~01.08	USD2,000	8,509	09.03~03.07	USD6,250	17,247
〃	03.07~03.08	USD2,000	27,025	09.03~03.07	USD2,500	6,826
〃	04.07~04.08	USD3,000	2,357	-	-	-
〃	04.07~07.08	USD3,000	9,195	-	-	-
〃	05.07~11.07	USD3,000	6,303	-	-	-
〃	06.07~04.09	USD3,000	110,014	-	-	-
〃	05.07~05.08	USD3,000	2,845	-	-	-
Subtotal			166,248			24,073
Total			$427,340			$122,176

(1) Effective January 1, 2006, the Group classified the above financial instruments at fair value under the SFAS No. 34 "Accounting for Financial Instruments" resulting in an unfavorable cumulative effect of changes in accounting principles of $194,352 (after tax) and was included in the consolidated net income for the six-month period ended June 30, 2006.

(2) For the disclosure of interest rate risk, credit risk and fair value of the above derivative financial liabilities, please refer to Note J.

15. Accrued expenses

	June 30, 2007	June 30, 2006
Accrued expenses	$14,195,041	$13,155,243
Estimated accrued expenses	3,362,285	2,807,999
Add: Unrealized foreign exchange loss (gain)	10,048	21,141
Total	$17,567,374	$15,984,383

The estimated accrued expenses represent the estimated expenses to be incurred with the foreign agents and on the agency services rendered by the Group to the foreign marine transportation companies. The estimated accrued expenses as of December 31, 2006 was $3,724,730, of which $2,209,766 was reversed as of June 30, 2007, constituting 59.33% of the estimated amount. The estimated accrued expenses as of December 31, 2005 was $2,544,448, of which $2,192,499 was reversed as of June 30, 2006, constituting 86.17% of the estimated amount.

16. Other payables

	June 30, 2007	June 30, 2006
Non-related parties		
Accrued expenses	$2,604	$4,096
Dividends payable	905,136	4,931,356
Remuneration to directors and supervisors and bonus to employees	40,620	130,400
Others	425,301	293,140
Subtotal	1,373,661	5,358,992
Related parties		
Payables on equipment	-	1,251,542
Others	126	197
Subtotal	126	1,251,739
Total	$1,373,787	$6,610,731

17. Long-term liabilities due within one year

	June 30, 2007	June 30, 2006
Corporate bonds payable	$1,500,000	$4,000,000
Long-term bank loans	1,230,000	1,231,333
Long-term loans borrowed by subsidiaries	1,372,441	3,731,903
Total	$4,102,441	$8,963,236

18. Derivative financial liabilities for hedging – non current

	June 30, 2007			June 30, 2006		
	Contract period	Notional amount	Carrying value	Contract period	Notional amount	Carrying value
IRS	06.03.03 06.03.08	NTD300,000	$4,646	06.03.03~ 12.03.08	NTD300,000	$9,180
〃	06.05.03~ 12.05.08	NTD200,000	3,106	06.03.03~ 12.05.08	NTD200,000	6,136
〃	-	-	-	08.27.02~ 06.27.07	NTD120,000	886
〃	-	-	-	12.20.05~ 07.07.08	USD18,750	2,210
〃	-	-	-	01.18.06~ 05.10.11	USD17,115	4,325
〃	-	-	-	01.18.06~ 05.10.11	USD17,577	1,219
Total			$7,752			$23,956

(1) Effective January 1, 2006, the Group recorded those that qualify as effective hedging instrument under the SFAS No. 34 "Accounting for Financial Instruments" at fair value resulting in an unfavorable loss of $101,199 (after tax) which was recognized under equity and was not included in the net income for the six-month period ended June 30, 2006.

(2) For the disclosure of interest rate risk, credit risk and fair value of the above derivative financial liabilities, please refer to Note J.

19. Financial liabilities carried at cost - non current

	Item	Conversion date	June 30, 2007	June 30, 2006
Stock conversion right	Tuntex (Thailand) Public Company Limited	03.10.13	$9,004	$9,004

The above financial liability is the embedded stock conversion right obtained by the Company through acquisition of convertible corporate bond issued by Tuntex (Thailand) Public Company Limited (TUNTEX) during the first quarter of 2005. As stated in the terms of the agreement, TUNTEX can choose either to pay back by cash at face value of corporate bonds (THB15,737 thousand dollars) or convert to stock on the maturity date. On initial acquisition, such transaction was not recorded separately; however, in accordance with the SFAS No. 34 "Accounting for Financial Instruments" effective January 1, 2006, the initial acquisition amount of convertible bonds was discounted at the effective interest rate, resulting in a present value of THB 11,263 thousand (converted into NTD 9,004 thousand dollars). As a result, an unfavorable unrealized loss of $9,004 (after tax) was recognized in equity, and was not included in the net income for the six-month period ended June 30, 2006, and subsequently measured at cost with historical exchange rate.

20. Corporate bonds payable

	June 30, 2007	June 30, 2006
Eighth secured corporate bonds	$-	1,500,000
Ninth secured corporate bonds	-	1,000,000
Tenth secured corporate bonds	-	1,500,000
Eleventh secured corporate bonds	1,500,000	1,500,000
First unsecured convertible bonds	1,634,300	1,634,400
Second unsecured convertible bonds	1,343,800	1,481,800
Add: Accrued interest compensation	7,388	7,962
Subtotal	4,485,488	8,624,162
Less: Current portion	(1,500,000)	(4,000,000)
Non-current portion	$2,985,488	$4,624,162

(1) Please refer to Schedules 1 ~ 2 for details of the terms on the above corporate bonds.

(2) On January 12, 2004, the Company issued its first unsecured domestic convertible bonds (referred herein as the "Bonds") at face value, totaling $4 billion. The major terms on the issuance are set forth below:

a. Period: 5 years (January 12, 2004 to January 11, 2009)

b. Coupon rate: 0% per annum

c. Principal repayment and interest payment

Unless the Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Bonds.

d. Collaterals

The Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the bondholders to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e. Redemption at the Company's option

(a) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 50% of the conversion price for a period of 30 consecutive trading days, the Company may redeem 100% of the outstanding bonds in cash at the redemption price calculated based on the predetermined yield rate on redemption within 30 trading days after the abovementioned 30 consecutive trading days. The yield rate on redemption is 0.20% per annum during the period from 3 months to 3 years after the Bonds' issuance. During the period from 3 years after the Bonds' issuance to 40 days before the maturity of the Bonds, the Bonds are redeemable at their face value.

(b) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the total amount of the Bonds outstanding after the conversion by the bondholders is less than $400 million (10% of the total issued amount), the Company may redeem the outstanding bonds in cash in accordance with the terms stated in Paragraph (a) above.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f. Redemption at the bondholders' option

During the period from 30 days before the 3-year maturity of the Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at face value plus interest compensation (i.e. 100.60% of the face value with a yield rate of 0.20% per annum).

g. Terms on conversion

(a) Conversion period

The bondholders may convert the Bonds into the Company's common stock during the period from 3 months after the Bonds are issued to 10 days before the maturity of the Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price is the lowest of the three average closing prices of the Company's common stock during the 10, 15 and 20 trading days before October 3, 2003 multiplied by 115%. If any cash or stock dividends are distributed before October 3, 2003, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Bonds was set at $28.60 (in dollars). On June 30, 2007, the adjusted conversion price was $21.85 (in dollars).

h. Others

(a) Entitlement to cash dividends

The bondholders who request to convert the Bonds on a date which is more than 3 trading days before the announcement of cash dividends are entitled to the cash dividends resolved by the stockholders in the current year.

The bondholders who request to convert the Bonds 3 trading days before the announcement of cash dividends or later are not entitled to the cash dividends resolved by the stockholders in the current year, but are entitled to the cash dividends resolved by the stockholders in the following year.

(b) The affiliated companies of the Company may subscribe to the Bonds, but do not have the right to convert the Bonds into the Company's common stock.

(3) On September 6, 2004, the Company issued its second unsecured domestic convertible bonds (referred herein as the "Second Bonds") at face value, totaling $4.5 billion. The major terms on the issuance are set forth below:

a. Period: 5 years (September 6, 2004 to September 5, 2009)

b. Coupon rate: 0% per annum

c. Principal repayment and interest payment

Unless the Second Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Second Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Second Bonds.

d. Collaterals

The Second Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Second Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e. Redemption at the Company's option

(a) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 50% of the conversion price for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Second Bonds within 30 trading days after the abovementioned 30 consecutive trading days.

(b) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the total amount of the Second Bonds outstanding after the conversion by the bondholders is less than $450 million (10% of the total issued amount), the Company may redeem the outstanding bonds at their face value any time during the 40 days before the maturity of the Second Bonds.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f. Redemption at the bondholders' option

During the period from 30 days before the 3.5-year maturity of the Second Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at face value.

g. Terms on conversion

(a) Conversion period

The bondholders may convert the Second Bonds into the Company's common stock during the period from 1 month after the Second Bonds are issued to 10 days before the maturity of the Second Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price can be any of the three average closing prices of the Company's common stock during the 1, 3 and 5 trading days before August 24, 2004 multiplied by 103%. If any cash or stock dividends are distributed before August 24, 2004, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Second Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Second Bonds was set at $28.50 (in dollars). On June 30, 2007, the adjusted conversion price was $18.27 (in dollars).

h. Entitlement to cash dividends

The bondholders who request to convert the Second Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Conversion of the Second Bonds is prohibited during the period from 3 trading days before the announcement of cash or stock dividends to the ex-dividend date.

The bondholders who request to convert the Second Bonds during the period from the date following the ex-dividend date to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

21. Long-term loans

	June 30, 2007	June 30, 2006
Long-term bank loans	$16,659,344	$15,253,276
Other long-term loans	2,857,248	2,817,313
Total	$19,516,592	$18,070,589

(1) Details of long-term bank loans are as follows:

	June 30, 2007	June 30, 2006
Company	$3,872,833	$2,005,667
Subsidiaries	12,786,511	13,247,609
Total	$16,659,344	$15,253,276

a. Company

Long-term bank loans:

Creditor	Type	Period	June 30, 2007	June 30, 2006
Bank of Taiwan	Secured	12.17.02 - 08.06.07	$ -	$297,000
Bank of Taiwan	Secured	06.30.06 – 06.30.09	1,066,666	1,600,000
Bank of Taiwan	Unsecured	06.20.07 – 05.04.12	519,500	-
Bank of Taiwan	Unsecured	09.29.06~09.29.09	1,666,667	-
The Export-Import Bank of the Republic of China	〃	08.27.02 – 08.27.07	-	120,000
Bank of East Asia	〃	01.23.06 – 01.23.09	300,000	300,000
Calyon Corporate and Investment Bank	〃	06.06.03 – 06.06.08	-	500,000
〃	〃	06.06.03~09.29.08	500,000	-
First Commercial Bank	〃	06.23.06~07.23.06	-	300,000
Industrial Bank of Taiwan	〃	11.11.03 ~ 11.11.07	30,000	120,000
China Development Industry Bank	〃	06.29.07~06.29.09	1,000,000	-
Cathay United Bank	〃	12.22.06 – 12.22.11	20,000	-
Total			5,102,833	3,237,000
Less: Current portion			(1,230,000)	(1,231,333)
Non-current portion			$3,872,833	$2,005,667

The interest rate ranged between 2.180%~3.3605% and 2.075%~2.475% for the six-month periods ended June 30, 2007 and 2006, respectively. Please refer to Note F for details of the collaterals pledged for the above long-term loans.

b. Subsidiaries

Creditor	Purpose	Period	June 30, 2007	June 30, 2006
The Mizuho Corporate Bank	Shipping finance	08.10.99 - 08.10.06	$-	$151,444
The Mizuho Corporate Bank	Unsecured	12.29.06~12.29.11	98,520	-
La Salle Bank	Machines finance	10.01.03 - 09.30.09	617,113	751,641
Dnb Nor Bank	Machines finance	07.14.05~07.23.11	1,159,572	1,336,609
ING Bank	Shipping finance	09.27.05~07.14.16	8,192,687	7,119,895
ING Bank	Container finance	12.27.06~04.14.13	461,295	-
HSH Nordbank	Shipping finance	12.05.02~06.05.14	1,399,174	1,392,537
UNI-ASIA	Shipbuilding finance	07.29.99~07.29.09	-	623,334
UNI-ASIA	Shipbuilding finance	01.05.90~01.05.00	-	725,334
Bank of Taiwan	Shipbuilding finance	07.07.03~07.07.08	-	607,144
BEA	Unsecured	09.05.03~09.05.06	-	161,905
UNIBOX	Container finance	05.10.02~05.10.11	-	1,134,923
SG	Shipping finance	01.28.03~04.14.28	752,767	1,514,271
Landes Bank	Shipbuilding finance	07.21.03~01.21.14	1,477,824	1,460,475
Subtotal			14,158,952	16,949,512
Less: Current portion			(1,372,441)	(3,731,903)
Non-current portion			$12,786,511	$13,247,609

The interest rate ranged between 4.875%~6.60% and 5.19%~8.17% for the six-month periods ended June 30, 2007 and 2006, respectively. Please refer to Note F for details of the collaterals pledged for the above long-term loans.

(2) Other long-term loan

Creditor	Maturity Date	Interest Rate	June 30, 2007	June 30, 2006
Edgeware Profits Ltd.	December 31, 2007	7.5%	$2,857,248	$2,817,313

The above long-term loan was borrowed by Clove Holding Ltd. from Edgeware Profits Ltd. to finance its acquisition of equity interests in Classic Outlook Investment Ltd. and Everup Profits Ltd. The shares of the two investees were pledged as collaterals for the loan.

22. Capital stock

(1) As of June 30, 2007 and 2006, the Company's authorized capital was $36,000,000 and $33,000,000, respectively, and the paid-in capital was $29,234,827 and $27,251,676, respectively, divided into 2,923,483 thousand and 2,725,168 thousand shares of common stocks, respectively, with a par value of $10 (in dollars) per share.

(2) On June 23, 2006, the Company's stockholders resolved to increase capital by capitalizing $1,907,617 of retained earnings. Accordingly, 190,762 thousand new shares were issued with a par value of $10 (in dollars) per share. The Company's capital stock after the capital increase amounted to $29,159,293. The capital increase was approved by the Financial Supervisory Commission of Executive Yuan on July 12, 2006 as per the Letter Jin-Kuan-Zheng-(1)-Zi No. 0950130032 with the effective capital increase date set on August 20, 2006.

(3) Details of the common stock converted from the unsecured domestic convertible bonds issued by the Company for the six-month periods ended June 30, 2007 and 2006 are set forth below:

	For The Six-Month Periods Ended June 30,			
	2007		2006	
	No. of Shares (in '000)	Amount	No. of Shares (in '000)	Amount
First unsecured convertible bonds	-	$-	-	$-
Second unsecured convertible bonds	7,553	75,534	17,643	176,430
Total	7,533	$75,534	17,643	$176,430

23. Capital surplus

Under the Company Law, capital surplus arising from share issue premium and endowments received can be capitalized when the Company does not incur losses, provided that the annual amount capitalized shall not exceed 10% of the Company's paid-in capital. The remainder can only be used to offset losses. Additionally, pursuant to the Securities and Exchange Law and the Company Law, capitalization of the capital surplus is not allowed until the following year after the capital surplus is registered. Moreover, capital surplus shall not used to cover losses unless the legal reserve is insufficient.

24. Appropriation of retained earnings and dividend policy

(1) The sections of the Company's Articles of Incorporation that are applicable to the appropriation of the 2005 earnings are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company shall first make provision for income tax, and cover prior years' losses, then appropriate 10% of the residual amount as legal reserve. Dividends shall be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees shall be at least 1% of the total distributed amount and the remuneration paid to the directors and supervisors shall not exceed 5% of the total distributed amount. The Company is currently at the stable growth stage. To facilitate future expansion plans, distribution to stockholders shall be in the form of both cash and stocks with proportions at 0%~50% and 100%~50%, respectively. To maintain the Company's earnings per share at a certain level and in consideration of the impact of stock dividends on the Company's financial performance, the proportions of cash and estimated earnings per share for the year in which the dividends are distributed decreased by more than 20% compared to prior year. The Company can also adjust the cash and stock dividends with proportions at 100%~50% and 0%~50%, respectively, based on the Company's financial situation.

(2) On June 23, 2006, the Company's board of directors resolved to amend the Company's policy on dividends and distribution of earnings effective 2006. The newly revised policies are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company shall first make provision for income tax, and cover prior years' losses, then appropriate 10% of the residual amount as legal reserve. Dividends shall be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees shall be at least 0.5% of the total distributed amount and the remuneration paid to the directors and supervisors shall not exceed 5% of the total distributed amount. The Company is currently at the stable growth stage. In order to facilitate future expansion plans, dividends to stockholders are distributed mutually in the form of both cash and stocks with the basic principle that the ratio of cash dividends to total stock dividends shall not be lower than 10%.

(3) Legal reserve

Pursuant to the Company Law, the Company is required to set aside 10% of its annual after-tax net income as legal reserve until the balance of such reserve equals the Company's paid-in capital. Utilization of the legal reserve is limited to offsetting deficits and increasing capital. Appropriation of the legal reserve as cash dividends is prohibited.

(4) Special reserve

If there is any negative stockholders' equity item recorded by the Company, such as unrealized loss on the decline in market value of long-term equity investments and cumulative translation adjustments, the Company is required to set aside an amount equal to the amount of the negative stockholders' equity item as special reserve from the after-tax net income. If the negative stockholders' equity items are subsequently reversed, an amount not exceeding the reversed amount can be appropriated from the special reserve.

(5) Appropriation of the 2006 and 2005 earnings as resolved by the stockholders on June 27, 2007 and June 23, 2006, respectively, is set forth below:

	Appropriated Earnings		Dividend Per Share (in dollars)	
	2006	2005	2006	2005
Cash dividends to common stockholders	$877,045	$4,905,302	$0.30	$1.80
Stock dividends to common stockholders	-	1,907,617	-	0.70
Cash bonus to employees	33,620	70,000		
Remuneration to directors and supervisors	7,000	60,400		

(6) Information relating to the appropriation of the Company's 2005 earnings as proposed by the Board of Directors and resolved by the stockholders in 2006 is published on the "Market Observation Post System" at the website of the Taiwan Stock Exchange.

25. Operating revenues

	For The Six-Month Periods Ended June 30,	
	2007	2006
Marine freight income	$67,156,552	$60,873,266
Ship rental income	2,774,226	8,926,137
Agency service and commission income	114,073	74,810
Container manufacturing income	1,525,823	819,165
Others	596,220	668,564
Total	$72,166,894	$71,361,942

26. Expenses relating to employment, depreciation and amortization

Expenses relating to employment, depreciation and amortization for the six-month periods ended June 30, 2007 and 2006 disclosed by function are as follows:

	For The Six-Month Period Ended June 30, 2007		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$903,873	$551,450	$1,455,323
Labor and health insurance	20,623	32,381	53,013
Pension	63,315	44,334	107,649
Others	76,178	19,519	95,697
Total	$1,063,998	$647,684	$1,711,682
Depreciation	$1,845,222	$474,843	$2,311,419
Amortization	$306,186	$15,845	$322,034

	For The Six-Month Period Ended June 30, 2006		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$963,676	$622,906	$1,586,582
Labor and health insurance	26,545	31,632	58,177
Pension	70,887	51,206	122,093
Others	76,374	22,197	98,571
Total	$1,137,482	$727,941	$1,865,423
Depreciation	$1,558,489	$498,845	$2,057,334
Amortization	$103,218	$31,488	$134,706

27. Income tax

(1) The income tax comprises the following:

	For The Six-Month Periods Ended June 30,	
	2007	2006
Income tax expense – current period	$504,250	$632,348
Add: 10% tax on unappropriated retained earnings	106	405,820
Tax-exempt investment income	(2,111)	(72,789)
Separate income tax expense	58	-
Adjustments for changes in tax estimates	(104,453)	851
Net change in deferred income tax liabilities /assets	(32,346)	(954,529)
Income tax interest from cumulative effect of changes in accounting principles	-	50,937
Income tax effect under equities adjustment	63,525	(13,604)
Income tax expense	$429,029	$49,034

(2) Deferred income tax assets and liabilities

	June 30, 2007	June 30, 2006
a. Total deferred income tax liabilities	$(1,560,180)	$(1,564,535)
b. Total deferred income tax assets	$398,592	$261,930
c. Valuation allowance on deferred income tax assets	$(1,137)	$(1,107)
d. Temporary differences resulting in deferred income tax assets or liabilities:		
Equity-accounted investment income	$(6,081,419)	$(6,039,537)
Foreign dividends	-	3,255
Unrealized foreign exchange loss	40,231	139,830
Unrealized investment loss	1,300	1,300
Unrealized expenses and losses	21,021	3,129
Pension expense	162,293	89,637
Bad debts	508	-
Loss carryforwards	-	52,693
Loss on valuation of financial assets	-	22,917
Gain on valuation of financial assets	(24,788)	-
Loss on valuation of financial liabilities	358,551	53,149
Gain on valuation of financial assets for hedging	-	(66,820)
Loss on valuation of financial liabilities for hedging	7,752	16,202
Deferred income on disposal of shipping equipment	994,579	648,958
Fixed assets and other items	-	52,693

	June 30, 2007	June 30, 2006
e. Deferred income tax assets – current	$99,822	$36,490
Valuation allowance – current	-	-
Deferred income tax assets – current, net	99,822	36,490
Deferred income tax liabilities – current	(6,196)	(16,705)
Net deferred income tax assets – current	$93,626	$19,785

	June 30, 2007	June 30, 2006
f. Deferred income tax assets – non-current	$298,770	$225,440
Valuation allowance - non-current	(1,137)	(1,107)
Deferred income tax assets - non-current, net	297,633	224,333
Deferred income tax liabilities - non-current	(1,553,984)	(1,547,830)
Net deferred income tax liabilities - non-current	$(1,256,351)	$(1,323,497)

(3) The Company's income tax returns through 2004 have been assessed by the National Tax Administration (NTA).

(4) Imputation tax credit

	June 30, 2007	June 30, 2006
Balance of imputation tax credit account (ICA)	$2,163,820	$1,907,546

	2006	2005
Tax credit rate for individual stockholders	24.45%	11.98%

(5) Unappropriated retained earnings

	June 30, 2007	June 30, 2006
1997 and before	$5,570,596	$5,570,596
1998 and onwards	7,891,362	8,438,604
Total	$13,461,958	$14,009,200

The unappropriated retained earnings represents the accumulated unappropriated retained earnings accounted for in accordance with the Business Entity Accounting Law. Consolidated net income for the six-month periods ended June 30, 2007 and 2006 was not included.

28. Earnings (Loss) per share

(1) Basic earnings (loss) per share:

	For The Six-Month Periods Ended June 30,			
	2007		2006	
	Pre tax	After tax	Pre tax	After tax
Consolidated Net Income (Loss) before Cumulative Effect of Changes in Accounting Principles	$2,154,987	$1,725,958	$(87,891)	$(136,925)
Cumulative Effect of Changes in Accounting Principles	-	-	(154,249)	(103,312)
Consolidated Net Income (Loss)	$2,154,987	$1,725,958	$(242,140)	$(240,237)
Consolidated Net Income Attributable to:				
Stockholders of the Company		$1,629,712		$58,595
Minority interest		96,246		(298,832)
Consolidated Net Income (Loss)		$1,725,958		$(240,237)

	For The Six-Month Periods Ended June 30,			
	2007		2006	
	Pre tax	After tax	Pre tax	After tax
(In thousand shares)				
Beginning balance of shares outstanding	2,915,929	2,915,929	2,707,525	2,707,525
Capitalization of retained earnings in 2006 (0.07 per share)	-	-	190,154	190,154
Common stock converted from convertible bonds	4,031	4,031	8,968	8,968
Weighted-average number of shares outstanding	2,919,960	2,919,960	2,906,647	2,906,647
Basic earnings (loss) per share (in dollars)				
Consolidated net income (loss) before cumulative effect of changes in accounting principles	$0.74	$0.59	$(0.03)	$(0.05)
Cumulative effect of changes in accounting principles	-	-	(0.05)	(0.03)
Consolidated net income (loss)	$0.74	$0.59	$(0.08)	$(0.08)
Consolidated basic earnings (loss) per share attributable to:				
Stockholders of the Company		$0.56		$0.02
Minority interest		0.03		(0.10)
Consolidated Net Income (Loss)		0.59		$(0.08)

(2) Diluted earnings (loss) per share:

	For The Six-Month Periods Ended June 30,			
	2007		2006	
	Pre tax	After tax	Pre tax	After tax
Consolidated net income (loss) before cumulative effect of changes in accounting principles	$2,154,987	$1,725,958	$2,154,987	$(136,925)
Dilutive effect of potential common stock to be converted from unsecured domestic convertible bonds	792	594	1,937	1,859
Net income (loss) before cumulative effect of changes in accounting principles	2,155,779	1,726,552	(85,954)	(135,066)
Cumulative effect of changes in accounting principles	-	-	(154,249)	(103,312)
Consolidated net income (loss) after dilutive effect	2,155,779	1,726,552	$(240,203)	$(238,378)
Consolidated Net Income (Loss) Attributable to:				
Stockholders of the Company		$1,630,306		$60,454
Minority interest		96,246		(298,832)
Consolidated Net Income (Loss) after dilutive effect		$1,726,552		$(238,378)

	For The Six-Month Periods Ended June 30,			
	2007		2006	
	Pre tax	After tax	Pre tax	After tax
(In thousand shares)				
Beginning balance of shares outstanding	2,915,929	2,915,929	2,707,525	2,707,525
Capitalization of retained earnings in 2006 (0.07 per share)	-	-	201,675	201,675
Common stock converted from convertible bonds	7,533	7,533	17,643	17,643
Potential common stock to be converted from unsecured domestic convertible bonds	148,349	148,349	155,906	155,906
Weighted-average number of shares outstanding	3,071,831	3,071,831	3,082,749	3,082,749
Diluted earnings per share (in dollars)				
Consolidated net income (loss) before cumulative effect of changes in accounting principles	$0.70	$0.56	$(0.03)	$(0.05)
Cumulative effect of changes in accounting principles	-	-	(0.05)	(0.03)
Consolidated net income (loss)	$0.70	$0.56	$(0.08)	$(0.08)
Consolidated diluted earnings per share attributed to:				
Stockholders of the Company		$0.53		$0.02
Minority interest		0.03		(0.10)
Consolidated net income (loss)		$0.56		$(0.08)

E. RELATED PARTY TRANSACTIONS

1. Names of the related parties and their relationship with the Company

Related Party	Relationship with the Company
Evergreen International S.A. (EIS)	Major stockholder of the Company
Evergreen International Storage and Transport Corporation (EITC)	Investee accounted for under the equity method
EVA Airways Corporation (EVA)	Investee accounted for under the equity method
Evergreen Security Corporation (ESRC)	Investee accounted for under the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee accounted for under the equity method
Evergreen International Corporation (EIC)	Investee of the Company's major stockholder
Evergreen State Transport Co., Ltd. (Evergreen State)	Investee of the Company's major stockholder
Evergreen Star Transport Co., Ltd. (Evergreen Star)	Investee of the Company's major stockholder
Evergreen Airline Service Corporation (EAS)	Investee of the Company's major stockholder
Shanghai Jifa Logistics Co., Ltd. (SJL)	Investee of Peony
Ningbo Victory Container Co., Ltd. (NVC)	Investee of Peony
Qingdao Evergreen Container Storage and Transportation Co., Ltd. (QECT)	Investee of Peony
Taranto Container Terminal S.P.A. (TCT)	Investee of Peony
Italia Maritimes S.P.A (ITS)	Investee of Peony
Evergreen Container Terminal (Thailand) (ECTT)	Investee of Peony
Colon Container Terminal S.A. (CCT)	Investee of Peony
PT. Evergreen Marine Indonesia (EMI)	Investee of Peony
Evergreen Shipping Agency (Thailand) Co., Ltd. (EGT)	Investee of Peony
Evergreen Shipping Agency (Singapore) (EGS)	Investee of Peony
Evergreen Korea Corporation (EGK)	Investee of Peony
Evergreen India Pte. Ltd. (EGI)	Investee of Peony
Gaining Enterprise S.A. (GESA)	Investee of EITC
Seaside Transportation Service LLC (STS)	Investor of ISLAND with significant influence
Sinotrans Group Shenahen Co. (SGSC)	Investor of SGTC with significant influence

2. Significant transactions with related parties

(1) Operating revenues from related parties

	For The Six-Month Period Ended June 30, 2007		For The Six-Month Period Ended June 30, 2006	
	Amount	% of Total Operating Revenues	Amount	% of Total Operating Revenues
EITC	$51,540	0.07	$46,654	0.07
EIC	890,230	1.23	1,099	-
EVA	25	-	-	-
ITS	193,487	0.27	1,033,580	1.45
EIS	207,741	0.29	202,991	0.28
GESA	12,260	0.03	10,676	0.01
STS	-,	-	28,495	0.04
EMI	16,288	0.02	-	-
Total	$1,371,571	9.29	$1,323,495	1.85

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(2) Expenditures on services rendered by related parties

	For The Six-Month Period Ended June 30, 2007		For The Six-Month Period Ended June 30, 2006	
	Amount	% of Total Operating Costs and Expenses	Amount	% of Total Operating Costs and Expenses
EITC	$416,040	0.60	$479,691	0.67
EIC	185,232	0.27	242,097	0.34
ESRC	22,173	0.03	22,999	0.03
EAS	980	-	3,583	-
EVA	2,505	-	5,462	0.01
GESA	893,215	1.30	885,682	1.23
ITS	294,305	0.43	98,052	0.14
EIS	240,993	0.35	248,988	0.34
EMI	24,387	0.04	26,098	0.04
EGT	24,364	0.04	27,473	0.04
EGS	11,561	0.02	13,727	0.02
EGK	7,136	0.01	10,992	0.01
Total	$2,122,891	3.09	$2,064,844	2.87

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(3) Asset transactions

Acquisitions of property, plant and equipment

	Items	For The Six-Month Period Ended June 30, 2007	For The Six-Month Period Ended June 30, 2006
EITC	Ships and equipments-CRWN	$-	$409,986
〃	Ships and equipments-CHRT	-	397,589
〃	Ships and equipments-CNCT	-	423,852
〃	Ships and equipments-CRNA	-	412,643
〃	Ships and equipments-CNCD	-	415,047
ESRC	Office equipment	-	620
Total		$-	$2,059,737

a In order to coordinate adjustments for routes and fleet of ships, the Company's Board of Directors resolved to acquire the Uni-Crown, the Uni-Chart, the Uni-Concert, the Uni-Corona, and the Uni-Concord from related party-EITC, at a total price of USD63,800 thousand. As of December 31, 2006, ships were delivered and payments were made in full.

b The EITC is accounted for under the equity method. According to the regulation, unrealized gain from the above acquisition is eliminated proportionately to the percentage of shareholding. As of June 30, 2007, the unrealized gain amounted to $205,861 and was recorded as deduction in long-term investment.

(4) Leases

a. Rental income (recorded as non-operating income) generated from the operating premises and parking lots leased to the related parties are as follows:

		For The Six-Month Period Ended June 30, 2007		For The Six-Month Period Ended June 30, 2006	
	Lease Property	Amount	% of Total Rental Income	Amount	% of Total Rental Income
EIC	Office buildings	$36,205	94.71	$30,169	95.97
〃	Transportation equipment	842	2.20	-	-
EVA	Parking lots	144	0.38	144	0.46
ESRC	Parking lots	48	0.12	144	0.46
Total		$37,239	97.41	$30,457	96.89

b. Rent expenses (recorded as general and administrative expenses) incurred for operating premises and parking lots leased from the related parties are as follows:

		For The Six-Month Period Ended June 30, 2007		For The Six-Month Period Ended June 30, 2006	
	Leasehold Property	Amount	% of Total Rental Expenses	Amount	% of Total Rental Expenses
EIC	Office buildings	$18,378	95.11	$18,478	86.57
EITC	Office building	608	3.15	677	3.17
EVA	Parking lots	314	1.63	685	3.21
Total		$19,299	99.89	$19,840	92.95

c. Rent expenses incurred for the vessels and slots leased from the related parties are recorded under direct operating costs. Details are set forth below:

	For The Six-Month Period Ended June 30, 2007		For The Six-Month Period Ended June 30, 2006	
	Amount	% of Total Vessel Rental Expenses	Amount	% of Total Vessel Rental Expenses
ITS	$255,211	12.58	$21,446	1.02
EIS	241,044	11.88	248,993	11.87
GESA	895,405	44.13	890,756	42.45
EITC	315,499	15.55	390,632	18.62
Total	$1,707,159	84.14	$1,551,827	73.96

(5) Receivables from and payables to related parties

The receivables from and payables to related parties bear no interest, and are set forth as follows:

	June 30, 2007		June 30, 2006	
	Amount	% of Account Balance	Amount	% of Account Balance
Accounts receivable				
EIC	$73,672	0.62	$92,278	0.65
EITC	24,827	0.21	24,480	0.17
GESA	-	-	1,956	0.01
STS	402	-	12,575	0.09
EIS	7,230	0.06	7,111	0.05
EMI	7,593	0.06	-	-
ITS	37,457	0.31	212,614	1.50
Total	$151,181	1.26	$351,011	2.47
Other receivables				
EITC	$381,664	21.48	$387,080	27.85
EIC	17,818	1.00	164,575	11.84
CYD	7,200	0.41	-	-
EVA	33	-	150,206	10.81
ECTT	432	0.02	-	-
CCT	1,487	0.08	2,102	0.15
ITS	6,465	0.36	-	-
EGI	41,050	2.31	8,095	0.58
EIS	466,627	26.26	-	-
Others	195	0.01	175	0.01
Total	$922,971	51.93	$712,233	51.24
Accounts payable				
EIC	$13,659	0.30	$1,940	0.03
EITC	11,222	0.25	9,815	0.13
ESRC	3,884	0.09	1,454	0.02
EVA	225	-	1,222	0.01
CCT	6,279	0.14	-	-
EIS	63,948	1.41	184,484	2.46
ITS	365,181	8.07	20,455	0.27
Others	259	0.01	540	0.01
Total	$464,657	10.27	$219,910	2.93
Accrued expenses				
EIC	$-	-	$14,005	0.09
SGSC	381	-	-	-
Total	$381	-	$14,005	0.09
Other payables				
EITC	$-	-	$1,251,542	18.93
EIC	126	-	197	-
Total	$126	-	$1,251,739	18.93

Other payables to EITC were due to the acquisition of ships from EIC.

3. **Financing activities with related parties**

Due from related parties

	For The Six-Month Period Ended June 30, 2007			
	Highest Balance	Ending Balance	Interest Rate (%)	Interest Income
EGI	$41,050	$41,050	5.718~5.7333	$998

	For The Six-Month Period Ended June 30, 2006			
	Highest Balance	Ending Balance	Interest Rate (%)	Interest Income
EGI	$8,095	$8,095	4.509~5.484	$203

4. **Endorsements and guarantees for related parties**

Endorsements and guarantees issued by the Company for its related parties are as follows: (expressed in thousand dollars)

	June 30, 2007		June 30, 2006	
TCT	USD	77,981	USD	48,479
CCT	USD	53,000	USD	16,518
ITS	USD	10,000	USD	-

5. **Significant contracts with related parties**

(1) The Company has entered into an agreement with EIC for various consulting services on business management, computer information, and shipping affairs. Except for payments made on behalf of the Company which are charged on actual amounts, the remaining fees are charged on an hourly basis or by cost plus method. The contract took effect on July 1, 1996 and continued to be in effect unless terminated.

(2) The Company has entered into an agency agreement with EIC. Under the agreement, EIC acts as the Company's agent for cargo forwarding and freight collection since 2002. As of June 30, 2007 and 2006, the amount receivable under the agency agreement was $73,157 and $92,175, respectively.

(3) The Company has entered into an agreement with ESRC. Under the agreement, ESRC shall provide security service in the Taipei office, Kaohsiung office, and container yards. The monthly service fees for the Taipei office was $940, and for the Kaohsiung office and container yards was $1,614. The fees are paid monthly. For long-term contracts, please refer to Note G.

(4) The Company has entered into agency agreements with its related parties to manage petty cash required by their vessels, and payments of native crew salaries and insurance premiums in Taiwan. The transactions are recorded under "agency reciprocal accounts". As of June 30, 2007 and 2006, the debit balances of the accounts are as follows:

	June 30, 2007	June 30, 2006
EIS	$10,721	$8,175
GESA	5,158	3,945
Total	$15,879	$12,120

(5) The Company has entered into agency agreements with its related parties, whereby the related parties act as the Group's overseas agents to deal with the port formalities related to foreign ports, such as arrival and departure of the Group's ships, cargo stevedoring and forwarding, freight collection and payment of expenses incurred in foreign ports. The transactions are recorded under "agency accounts". As of June 30, 2007 and 2006, the balances of the accounts are as follows:

a. Debit balances of agency accounts

	June 30, 2007	June 30, 2006
ITS	$1,383,581	$1,305,157
EGI	68,259	-
EGT	51,319	49,618
GESA	18,230	-
EMI	17,547	38,257
EIC	4,348	91,264
EGS	-	1,312
Total	$1,543,284	$1,485,608

b. Credit balances of agency accounts

	June 30, 2007	June 30, 2006
EIS	$1,343,718	$1,122,101
GESA	-	31,790
EGS	6,972	-
EGK	10,270	-
EGI	-	42,863
Total	$1,360,960	$1,196,754

(6) The Company has been commissioned by its related parties to manage their vessel affairs. The management fees are charged monthly and are recorded as operating revenues. Details of the management fees recognized for the six-month periods ended June 30, 2007 and 2006 are as follows:

	For The Six-Month Period Ended June 30, 2007	For The Six-Month Period Ended June 30, 2006
EITC	$47,406	$46,654
EIS	53,691	38,188
ITS	639	-
GESA	12,260	10,676
Total	$113,996	$95,518

(7) Please refer to Note G for details of the agreements entered into by the Company with EITC, GESA, ITS and EIS relating to the long-term leases of ships.

F. PLEDGED ASSETS

1. Restricted assets - current

	Carrying Value			
	June 30, 2007	June 30, 2006	Pledgee	Purpose
Time deposits	$132,000	$132,000	Kaohsiung Harbor Bureau	Performance guarantee
〃	1,995	1,715	Central Trust of China	〃
〃	1,220	1,050	Military – Finance Department	〃
〃	600	600	Kaohsiung Customs Bureau	〃
〃	559	50	Directorate General of Customs	〃
Total	$136,374	$135,415		

2. Long-term equity investments

	Carrying Value		
	June 30, 2007	June 30, 2006	Purpose
Classic Outlook Investment Ltd.	$3,361,461	$3,314,479	Other long-term loan
Everup Profits Ltd.	7	7	Other long-term loan
Total	$3,361,468	$3,314,486	

3. Property, plant and equipment

	Carrying Value		
	June 30, 2007	June 30, 2006	Purpose
Land	$1,800,093	$1,800,093	Long-term loans
Buildings	929,853	955,577	Long-term loans
Loading and discharging equipment	2,306,746	3,805,597	Long-term loans
Transportation equipment	-	258,731	Long-term loans
Ships and equipment		5,707,583	Long-term loans and corporate bonds
Total	$5,036,692	$12,527,581	

G. COMMITMENTS AND CONTINGENT LIABILITIES

1. Details of the stand-by letters of credit issued by the banks on behalf of the Group are as follows: (expressed in thousand dollars)

Guarantor	June 30, 2007		June 30, 2006	
Bank of America	USD	5,000	USD	5,000

2. Endorsements and guarantees issued by the Group are as follows: (expressed in thousand dollars)

Companies receiving guarantees	June 30, 2007		June 30, 2006	
TCT	USD	77,981	USD	48,479
CCT	USD	53,000	USD	16,518
ITS	USD	10,000	USD	-

3. A former stockholder of the Company sold some of its shares through issuance of global depository receipts (GDRs). The issuance of GDRs was approved by the SEC on June 19, 1996 as per the Letter (85) Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were approved by the UK governing authority to be listed on the London Stock Exchange and were issued in Asia, Europe and the US. The initial number of units issued was 5,449,592, representing 54,495,920 shares of the Company's common stock at $50.50 (in dollars) per share, and the number of supplementary units issued was 817,438. In total, the number of units issued was 6,267,030, representing 62,670,300 shares of the Company's common stock at $50.50 (in dollars) per share, and the GDRs issued amounted to USD115 million. Another 2,053,122 units, representing 20,531,279 shares of the Company's common stock, were issued during the period from 1997 to June 30, 2007. As of June 30, 2007, 7,798,710 units were redeemed and 521,442 units were outstanding, representing 5,214,479 shares of the Company's common stock.

4. In 1999, SGTC was indicted for a dispute arising from mishandling of imported goods. SGTC has referred the lawsuit to its lawyer. As of June 30, 2007, the maximum amount of compensation claimed was RMB10,527 thousand plus the related interest. In 2000, the Civil Court in Shenzhen ruled in favor of SGTC. However, the plaintiff appealed to a higher court, and the court ruled against SGTC. As a result, certain transportation equipment of SGTC was bonded by the court. As of June 30, 2007, the book value of the bonded transportation equipment amounted to RMB7,703 thousand. SGTC did not agree with the court's ruling and filed an appeal. Since the appeal is still pending as of the report date, no provision has been made for the possible loss.

5. As of June 30, 2007, the medium-term loan facilities granted by the financial institutions with the resolution from the Board of Directors to finance the Company's purchase of new containers were $21,953,141, and the unutilized credit was $15,713,641.

6. As of June 30, 2007, details of the loading and discharging equipment acquired to support the operations of the No. 4 and the No. 5 Container terminal at Kaohsiung Harbor were as follows: (expressed in thousand dollars)

Item	Contract Amount		Amount Paid		Amount Accrued	
Forklift	USD	773	USD	412	USD	361
Freezer	USD	8,101	USD	3,716	USD	4,385

7. As of June 30, 2007, the machineries that EHIC (M) purchased are as follows: (expressed in thousand dollars)

Item	Contract Amount		Amount Paid		Amount Accrued	
Reengineering construction	RM	2,165	RM	1,355	RM	810
Container outfitting line	RM	161	RM	100	RM	61
25-Ton Crane	RM	342	RM	325	RM	17
Roller forming	RM	56	RM	17	RM	39

8. As of June 30, 2007, the estimated amounts of rent payable in the following years under the long-term lease agreements entered into by the Group for the rental of ships and equipment are as follows:

Lessor	Amount (in thousand dollars)
EITC	USD 3,312
GESA	178,138
EIS	28,785
KSG	1,003
APOLL	2,984
ELEPH	5,736
HCS	1,250
HERM	5,634
PANAG	25,557
POSEI	3,281
SAT	30,074
C19	129,301
TIGER	2,010
CONTI	136,896
FSL	135,899
Quaterieme Leasing International Co., Ltd.	43,926
HALIFAX	209,006
MSS	69,633
NSS	69,633
ES2	29,793
Total	USD1,111,851

9. As of June 30, 2007, the estimated amount of rent payable in the following years under the long-term lease agreements entered into by the subsidiary - Island for the rental of machinery and equipment are USD40, 218 thousand dollars.

10. As of June 30, 2007, the estimated amount of security service in the following years under the long-term contract that the Company entered into with ESRC is $48,409.

11. As of June 30, 2007 and 2006, the guaranteed notes issued by the Company for loans borrowed amounted to $3,079,588 and $7,256,408, respectively.

H. SIGNIFICANT DISASTER LOSSES

None.

I. SIGNIFICANT SUBSEQUENT EVENTS

None.

J. OTHERS

1. Fair-value information of financial instruments:

In thousands

Non-derivative financial instruments	June 30, 2007 Carrying value	June 30, 2007 Fair value	June 30, 2006 Carrying value	June 30, 2006 Fair value
Assets:				
Cash and cash equivalents	$11,623,976	$11,623,976	$12,172,776	$12,172,776
Notes and accounts receivable	13,437,877	13,437,877	15,481,816	15,481,816
Financial assets at fair value through profit or loss				
Bonds investments	-	-	3,575	3,575
Equity securities	70,308	70,308	79,446	79,446
Beneficiary certificates	1,668,583	1,668,583	3,203,227	3,203,227
Held-to-maturity financial assets-current	-	-	25,455	25,455
Other financial assets-current	106,894	106,894	2,814	2,814
Restricted assets-current	134,374	134,374	135,415	135,415
Available-for-sale financial assets-non current	711,860	711,860	586,680	586,680
Financial assets carried at cost-non current	5,033,201	5,033,201	5,674,280	5,674,280
Debt investments with no active market-non current	11,726	11,726	12,709	12,709
Long-term receivables including current portion	312,347	312,347	378,090	378,090
Refundable deposits	232,917	232,917	911,951	911,951
Liabilities:				
Short-term debts	3,374,951	3,374,951	100,000	100,000
Short-term bills payable	23,964,546	23,964,546	31,169,663	31,169,663
Notes and accounts payable (including current portion)	4,485,488	4,485,488	8,624,162	8,624,162
Long-term loans (including current portion)	22,119,033	22,119,033	23,033,825	23,033,825
Guarantee deposits received	4,081	4,081	4,015	4,015
Derivative financial instruments				
Assets:				
Interest rate swap (IRS)	46,638	46,638	39,453	39,453
Cross currency swap (CCS)	53,044	53,044	-	-
Oil swap	16,033	16,033	66,820	66,820
Foreign exchange option (FX Option)	319	319	-	-
Structural and equity-linked financial instruments	1,095,332	1,095,332	823,368	823,368
Liabilities:				
Interest rate swap (IRS)	25,001	25,001	74,147	74,147
Cross currency swap (CCS)	166,248	166,248	24,073	24,073
Foreign exchange option (FX Option)	141,676	141,676	47,901	47,901
Oil swap	102,167	102,167	11	11
Convention right of stock	9,004	9,004	9,004	9,004

2. The following summarizes the methods and assumptions used in estimating the fair value of financial instruments:

   (1) The fair values of short-term financial instruments were determined using their carrying value because of the short maturities of these instruments. This method applies to cash and cash equivalents, notes and accounts receivable (payable), refundable deposits, other financial assets, restricted assets, short-term debts, short-term bills payable and guarantee deposits received.

   (2) For financial assets at fair value through profit or loss and available-for-sale financial assets with quoted market price available in an active market, the fair value is determined using the quoted market price. When there is no quoted market price for reference, a substitute valuation technique used to measure the fair value is one which incorporates all factors that market participants would consider in making estimates and assumptions for setting a price and wherein such information is available to the Group.

   (3) Held-to-maturity financial assets are those with fixed or determinable payments and a fixed time-to-maturity which the Group has positive intent and ability to hold. Upon measurement, held-to-maturity financial assets are carried at amortized cost. Any profits or losses incurred due to changes in fair value should be recognized in the income statement when the financial asset is derecognized, impaired or amortized.

   (4) Financial assets carried at cost consist of unlisted stocks or those not actively traded in an active market. Their fair value could not be measured reliably; hence, such instruments are measured at cost in compliance with applicable accounting standards. For debt investments with no active market, the carrying value is used to estimate its fair value when there is no market price for reference.

   (5) Long-term accounts receivable are interest-bering financial assets with floating interest rate, thus the carrying value is close to the fair value.

   (6) Fair values of long-term loans are estimated based on the present values of future cash flows. For bank loans associated with floating interest rate, the carrying value represents its fair value.

   (7) Fair values of corporate bonds payable are determined based on the quoted market prices when available. When the quoted market prices are not available, fair values are estimated based on financial information or other information.

   (8) Financial liabilities carried at cost are equity-linked instruments which are to be settled with equity instruments with no quoted market prices or with fair values that can not be reliably measured. Such instruments are measured at cost in accordance with the rules stipulated in the "Guidelines for Preparation of Financial Statements by Securities Issuers".

   (9) The fair values of derivative financial instruments, except for corporate bonds payable are determined based on the estimated amounts to be received or paid if the Group terminates the contract on the balance sheet date. Unrealized gains or losses arising from unsettled contracts are generally included. Ask price from counterparties are available for reference in setting fair values for the Group's derivative financial instruments.

3. The fair value of financial assets and liabilities either determined with the public quoted price in the active market or estimated using valuation methods are as follows:

	Quoted market price		Fair value based on estimates	
Non-derivative financial instruments	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Assets:				
Cash and cash equivalents	$-	$-	$11,623,976	$12,172,776
Notes and accounts receivable	-	-	13,437,877	15,481,816
Financial assets held for trading				
Bond investments	-	3,575	-	-
Equity securities	70,308	79,446	-	-
Beneficiary certificates	1,668,583	3,203,227	-	-
Held-to-maturity financial assets-current	-	-	-	25,455
Other financial assets-current	-	-	106,894	2,814
Restricted assets-current	-	-	134,374	135,415
Available-for-sale financial assets-non current	711,860	586,680	-	-
Financial assets carried at cost-non current	-	-	5,033,201	5,674,280
Debt investments with no active market-non current	-	-	11,726	12,709
Long-term receivables including current portion	-	-	312,347	378,090
Refundable deposits	-	-	232,917	911,951
Liabilities:				
Short-term debts	-	-	3,374,951	100,000
Notes and accounts payable	-	-	23,964,546	31,169,663
Corporate bonds payable (including current portion)	-	-	4,458,488	8,624,162
Long-term loans (including current portion)	-	-	22,119,033	23,033,825
Guarantee deposits received	-	-	4,081	4,015
Derivative financial instruments				
Assets:				
Interest rate swap (IRS)	-	-	46,638	39,453
Cross currency swap (CCS)	-	-	53,044	-
Oil swap	-	-	16,033	66,820
Foreign exchange option (FX Option)	-	-	319	-
Structural and equity-linked financial instruments	-	-	1,095,332	823,368
Liabilities:				
Interest rate swap (IRS)	-	-	25,001	74,147
Cross currency swap (CCS)	-	-	166,248	24,073
Foreign exchange option (FX Option)	-	-	141,676	47,901
Oil swap	-	-	102,167	11
Conversion of stock	-	-	9,004	9,004

(1) The unrealized profit (loss) that the Group recognized for the six-month periods ended June 30, 2007 and 2006 due to changes in fair value were $(337,416) and $117,558, respectively.

(2) As of June 30, 2007 and 2006, the financial assets with potential fair value risk of interest change were $46,638 and $9,343,047, respectively, and the financial liabilities were $25,001 and $9,037,313, respectively. As of June 30, 2007 and 2006, the financial assets with potential cash flow risk of interest change were $1,667,388 and $2,823,456, respectively, and the financial liabilities were $5,072,833 and $20,194,732, respectively.

4. Risk policy and hedging strategy

The financial instruments held by the Group, other than derivative instruments, are composed of cash and cash equivalents, stocks, funds, bank loan, and corporate bonds. Such financial instruments are held for maintaining adequate operating capital. The Group also held other accounts receivable and payable generated from operating activity.

The transactions associated with derivative instruments mainly include interest rate swap and oil swap. The primary objective is to avoid the interest risk and fuel price variation arising from operating and financing activities.

The primary risks of financial instruments are cash flow risk associated with interest fluctuations, exchange rate risk, credit risk, and liquidity risk. The risk management policies are set forth below:

Cash flow risk associated with interest rate variations

The Group's major exposure to cash flow risk associated with interest rate variations comes primarily from long-term financing with floating interest. The Group adopts a combination of fixed and floating interest rates methods in issuance of loans to manage such interest rate risks. In addition, the Group also engages in interest rate swaps to minimize cost of borrowings.

The carrying values of the Group's financial instruments exposed to interest rate risk are summarized in the order of maturity as follows:

June 30, 2007:

(1) Fixed interest rate

	Within 1 year	1~2 years	2~3 years	3~4 years	4~5 years	Over 5 years	Total
Cash and cash equivalents	$3,624,078	$-	$-	$-	$-	$-	$3,624,078
Short-term debts	(3,374,951)	-	-	-	-	-	(3,374,951)
1.47% Corporate bonds	(1,000,000)	-	-	-	-	-	(1,000,000)
2.18% Bank loan	-	(500,000)	-	-	-	-	(500,000)
2.3757% Bank loan	(30,000)	-	-	-	-	-	(30,000)

(2) Floating rate

	Within 1 year	1~2 years	2~3 years	3~4 years	4~5 years	Over 5 years	Total
Cash and cash equivalents	$7,940,729	$-	$-	$-	$-	$-	$7,940,729
$3 billion Bank loan	-	(300,000)	-	-	-	-	(300,000)
$13.33 billion Bank loan	(533,333)	(533,333)	-	-	-	-	(1,066,666)
$20 billion Bank loan	(666,667)	(666,667)	(333,333)	-	-	-	(1,666,667)
Bank loan of Bank of Taiwan	-	(129,875)	(129,875)	(129,875)	(129,875)		(519,500)
$0.2 billion Bank loan	-	(5,714)	(5,714)	(5,714)	(2,858)	-	(20,000)
$10 billion Bank loan	-	(1,000,000)	-	-	-	-	(1,000,000)
Corporate bonds	(500,000)	-	-	-	-	-	(500,000)
Bank loan of Mizuho Bank	-	-	-	-	(98,520)		(98,520)
LA SALLE BANK	(145,184)	(358,113)	(113,816)	-	-	-	(617,113)
DNB NOR BANK	(195,987)	(195,987)	(195,987)	(195,987)	(375,624)	-	(1,159,572)
SG BANK	(229,387)	(241,310)	(234,380)	(198,290)	(17,210)	167,810	(752,767)
LADNES BANK	(92,969)	(104,627)	(110,998)	(117,763)	(124,922)	(926,545)	(1,477,824)
HSH NORD BANK	(98,847)	(111,524)	(118,617)	(126,137)	(134,150)	(809,899)	(1,399,174)
ING BANK	(569,083)	(603,795)	(603,795)	(603,795)	(603,795)	(5,208,424)	(8,192,687)
ING BANK	(40,984)	(47,033)	(50,251)	(53,305)	(269,722)	-	(461,295)

The interest of financial instruments associated with the floating interest rates is remeasured within 1 year period and the interest for financial instruments associated with the fixed interest rate is fixed to maturity. The financial instruments not included in the above table are not subject to interest payments and thus, do not inherent interest rate risk.

Exchange rate risk

Although the Group is exposed to exchange rate risk, the Group has stable cash inflows denominated in foreign currencies for meeting cash outflows denominated in foreign currency due to the fact that the Group operates in international transportation industry. In order to minimize exchange rate risk, the Group also engages in activities, such as borrowing of US dollar loans etc.

Credit risk

The Group only deals with third parties with good credit standings. In compliance with the Group's policies, strict credit assessment is to be performed by the Group prior to providing credit to customers. The occurrence of bad debts is also minimized by the Group's practices in continuously monitoring and assessing collections on accounts and notes receivables and making adjustments to the credit terms granted for each customer based on the conclusion drawn from such assessment. Moreover, the Group is restricted from engaging in credit trading with other business units operating under other functional currencies unless permission from the highest instruction unit has been received.

Other financial instruments held by the Group are subject to credit risk arising from the failure of counterparty to settle their contractual obligations as and when they fall due. Since the Group only deals with third parties with qualifying credit standings, no collateral is required by the Group which also represents that the maximum credit exposure amount equals to the relative carrying value. The maximum credit exposure amount for various financial assets held by the Group is analyzed below:

	June 30, 2007		June 30, 2006	
Financial instruments	Carrying value	Maximum credit exposure amount	Carrying value	Maximum credit exposure amount
Financial assets at fair value through profit or loss				
Bond investments	$ -	$ -	$3,575	$3,575
Equity securities	70,308	70,308	79,446	79,446
Beneficiary certificates	1,668,583	1,668,583	3,203,227	3,203,227
Interest rate swap	46,638	46,638	39,453	39,453
Currency contract swap	53,004	53,004	-	-
Oil swap	16,033	16,033	-	-
Foreign exchange option	319	319	-	-
Structured and equity financial assets	1,059,332	1,059,332	823,368	823,368
Held-to-maturity financial assets-current				
Bond investments with reverse repurchase	-	-	25,455	25,455
Derivative financial assets for hedging-current				
Oil swap	-	-	66,820	66,820
Available-for-sale financial assets-non current				
Equity securities	711,860	711,860	586,680	586,680
Linked financial instruments			-	-
Financial assets carried at cost-non current				
Stocks	5,033,201	5,033,201	5,674,280	5,674,280
Debt investments with no active market-non current				
Corporate bonds	11,726	11,726	12,709	12,709

Credit risk refers to the risk of counterparty's failure to settle contractual obligations as and when they fall due. The credit risk presented in the above table is the positive net amount of all contracts with positive fair values at the balance sheet date. The credit risk amount presented is the loss that may be incurred by the Group in the case of counterparty's default. Since the counterparties of the Group are business enterprises or financial institutions with good credit rating, the potential credit risk is remote. In addition, since the Group is not concentrated in transactions with only one individual or counterparty, no concentration of credit risk is evident.

Liquity risk

The Group achieves the objectives of effective use of capital and stabilization of capital by adjusting capital through the use of cash and cash equivalents, financial instruments held for trading, bank borrowings, and corporate bonds etc. The operating capital of the Group is sufficient in meeting capital on demand; therefore, no significant liquidity risk is expected.

5. Hedging activity

Cash flow hedge

The Group holds oil swap contracts to mitigate fuel price fluctuations. The Company also engages in oil hedging transactions to minimize oil cost arising from variations in oil price. The Company compares the oil price and settles the contracts by cash to offset the oil cost (an expected transaction) and to avoid the cash flow risk from oil price monthly. As of now, the effectiveness of hedging was within a range of 80% to 125%. In addition, the Group holds interest rate swap contracts to address the fluctuations between floating and fixed rates, the effective hedge accounts for 80% to 125%.

	Designated hedging instrument				
	Financial instrument designated as hedged instrument	Fair value			
Hedged items		June 30, 2007	June 30, 2006	Period of cash flow expected	Period of related gain or loss expected to be recognized
Floating interest debts	Interest rate swap	$(7,752)	$(23,956)	'02~'08	'02~'08
Expected oil transaction	Oil swap	-	66,820	'04~'08	'04~'08

Items	June 30, 2007	June 30, 2006
Adjustment amount in equity	$190,574	$(32,842)
Adjustment amount from equity to income statement	(190,574)	32,842
Adjustment amount from equity to non financial assets (liabilities)	-	-

6. Significant transactions as of June 30, 2007 and 2006, between the Company and its subsidiaries and significant inter-subsidiary transactions, please see Schedule 3.

K. SUPPLEMENTARY DISCLOSURES

1. Information on significant transactions

(1) Loans extended by the Company

None.

(2) Endorsements and guarantees provided by the Company

Please see Schedule 5.

(3) Marketable securities held by the Company as at June 30, 2007

Please see Schedule 6.

(4) Acquisition or sale of one specific security with the accumulated amount exceeding $100 million or 20% of the Company's paid-in capital

Please see Schedule 7.

(5) Acquisition of real estate properties with an amount exceeding $100 million or 20% of the Company's paid-in capital

None.

(6) Disposal of real estate properties with an amount exceeding $100 million or 20% of the Company's paid-in capital

None.

(7) Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital

Please see Schedule 8.

(8) Receivables from related parties exceeding $100 million or 20% of the Company's paid-in capital

Please see Schedule 9.

(9) Derivative financial instruments undertaken by the Company

Please see Note J.

2. Information on the investees

(1) Information on the investees over which the Company can directly or indirectly exercise significant influence or in which the Company has controlling power

Please see Schedule 10.

(2) Significant transactions conducted by the investees in which the Company has direct or indirect controlling power

a. Loans extended by the investees

Please see Schedule 4.

b. Endorsements and guarantees provided by the investees

None.

c. Marketable securities held by the investees as at June 30, 2007

Please see Schedule 6.

d. Acquisition or sale of one specific security with the accumulated amount exceeding $100 million or 20% of the respective investee's paid-in capital

Please see Schedule 7.

e. Acquisition of real estate properties with an amount exceeding of $100 million or 20% of the respective investee's paid-in capital

None.

f. Disposal of real estate properties with an amount exceeding $100 million or 20% of the respective investee's paid-in capital

None.

g. Purchases from or sales to related parties exceeding $100 million or 20% of the respective investee's paid-in capital

Please see Schedule 8.

h. Receivables from related parties exceeding $100 million or 20% of the respective investee's paid-in capital

Please see Schedule 9.

i. Derivative financial instruments undertaken by the investees

Please see Schedule 11.

3. Information on Mainland China investments

(1) Details of investments in Mainland China

Please see Schedule 12.

(2) Significant transactions conducted directly or indirectly with the investees in Mainland China

None.

L. SEGMENT INFORMATION

Not applicable for interim financial reporting.

Schedule 1

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

June 30, 2007

Type of Corporate Bonds	Eleventh Secured Corporate Bonds	First unsecured Convertible Bonds
Date of issuance	Bond A: June 2, 2003~June 6, 2003 Bond B: June 3, 2003~June 5, 2003	January 12, 2004
Face value	NT$5,000,000	NT$100,000
Place of issuance	Taiwan	Taiwan
Issue price	Market price	Face value
Principal amount	$1,500,000,000	$4,000,000,000
Interest rate	Bond A: 1.47% Bond B: 4%- 6M Libor	0.00%
Period	5 years	5 years
Maturity	Bond A: June 2, 2008~June 6, 2008 Bond B: June 3, 2008~June 5, 2008	Januany 11, 2009
Guarantor	Bank of Taiwan Land Bank of Taiwan	None
Trustee	International Commercial Bank of China	Hua Nan Bank
Underwriter	FuHwa Securities City Securities Corp.	SinoPac Securities
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Ernst & Young	Ernst & Young
Principal repayment	Principals of Bonds A and B are to be repaid in lump sum at maturity based on the face value.	Principals of Bonds are to be repaid in lump sum at maturity based on the face value.
Interest payment	Bond A: Simple interest, payable annually Bond B: payable semiannually	None
Principal outstanding	$1,500,000,000	$1,634,300,000
Clauses on redemption and early repayment	None	During the 30 days before the bonds are issued for 3 years, the bondholders may exercise their redemption option at a yield rate of 0.20% per annum. When the bonds mature on January 11, 2009, they are redeemed at face value.
Restricted clauses	None	None

Schedule 2

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

June 30, 2007

Type of Corporate Bonds	Second unsecured Convertible Bonds
Date of issuance	September 6, 2004
Face value	NT$100,000
Place of issuance	Taiwan
Issue price	Face value
Principal amount	NT$4,500,000,000
Interest rate	0.00%
Period	5 years
Maturity	September 5, 2009
Guarantor	None
Trustee	SinoPac Bank
Underwriter	President Securities
Lawyer	Law office of S.S. Lai
Certified public accountant	Ernst & Young
Principal repayment	Principals of Bonds are to be repaid in lump sum at maturity based on the face value.
Principal outstanding	NT$1,343,800,000
Clauses on redemption and early repayment	During the 30 days before the bonds are issued for 3.5 years, the bondholders may exercise their redemption option at face value.
Restricted clauses	None

Evergreen Marine Corporation and Subsidiaries

Significant Intercompany Transactions

For The Six-Month Period Ended June 30, 2007

(Expressed in Thousands of New Taiwan Dollars, unless Otherwise Specified)

Company Name	Counterparty	Relationship (Note 1)	Transaction: Financial Statement Account	Transaction: Amount	Transaction: Terms and Conditions	Transaction: % of Consolidated Total Operating Revenues / Total Assets
Evergreen Marine Corporation	Taiwan Terminal Services Co., Ltd.	1	Accounts payable	$40,885	Note 2	0.03
	〃	1	Operating costs	369,159	〃	0.51
	〃	2	Rental expenditure	1,541	〃	-
	Greencompass Marine S.A.	1	Operating revenues	143,123	〃	0.11
	〃	1	Operating costs	214,245	〃	0.34
	〃	1	Accounts receivable	19,816	〃	0.02
	〃	1	Agency reciprocal account	15,367	〃	0.01
	〃	1	Agency accounts-debits	877,558	〃	0.72
	〃	1	Accounts payable	4,180	〃	-
	〃	2	Agency account - debits	13,059	〃	0.01
	Evergreen Marine (UK) Limited	1	Agency reciprocal account	5,527	〃	-
	〃	1	Accounts receivable	4,676	〃	-
	〃	1	Other accounts receivable	5	〃	-
	〃	1	Accounts payable	46,514	〃	0.04
	〃	1	Agency accounts - credits	74,611	〃	0.06
	〃	1	Operating revenues	18,387	〃	0.03
	〃	1	Operating costs	266,623	〃	0.37
	〃	2	Agency accounts - credits	2,268	〃	-
	〃	2	Accounts receivable	4,214	〃	-
	〃	2	Operating revenues	245,496	〃	0.34
	〃	2	Operating costs	48,146	〃	0.07
Evergreen Heavy Industrial Co., (Malaysia) Sdn. Bhd	Greencompass Marine S.A.	3	Operating revenues	200,662	〃	0.28
		3	Transportation equipment	200,662	〃	0.16
Armand Investment (Netherlands) N.V.	Armand Investment (Netherlands) B.V.	3	Accounts interest recivable	229	〃	-
	〃	3	Other recivables	88,372	〃	0.07
	〃	3	Interest income	141	〃	-
CLOVE HOLDING LTD.	Island Equipment LLC.	3	Other receivables	269,649	〃	0.22
	〃	3	Interest income	7,947	〃	-
Multi Bina Pura International	Multi Binatransport	3	Accounts receivable	426	〃	-
	〃	3	Accounts payable	1,365	〃	-
	〃	3	Accrued expenses	462	〃	-
	〃	3	Operating revenues	2,480	〃	-
	〃	3	Operating costs	6,710	〃	0.01
SHENZHEN GREEN TRANS TRANSPORTATION CO., LTD.	Peony Investment S.A.	3	Other receivables	2,456	〃	-
		3	Accounts payable	1,821	〃	-
Evergreen Marine (UK) Limited	Island Equipment LLC.	3	Interest income	3,323	〃	-
	〃	3	Other receivables	102,494	〃	0.08

1: Relationship of the parties involved in the transactions
"1" denotes downstream transactions.
"2" denotes upstream transactions.
"3" denotes inter-subsidiary transactions.
2: The terms and conditions are not materially different from those with non-related parties.

Evergreen Marine Corporation and Subsidiaries
Significant Intercompany Transactions
For The Six-Month Period Ended June 30, 2007
(Expressed in Thousands of New Taiwan Dollars, unless Otherwise Specified)

No.	Company Name	Counterparty	Relationship (Note 1)	Financial Statement Account	Amount	Terms and Conditions	Consolidated Total
0	Evergreen Marine Corporation	Taiwan Terminal Services	1	Accounts payable	$48,656	Note 2	0.04
		〃	1	Operating costs	333,839	〃	0.47
		〃	1	Other receivables	439	〃	-
		Greencompass Marine	1	Operating revenues	54,430	〃	0.08
		〃	1	Accounts receivable	10,392	〃	0.01
		〃	1	Agency reciprocal	12,274	〃	0.01
		〃	1	Agency accounts -	492,546	〃	0.38
		〃	1	Operating costs	496,488	〃	0.70
		Evergreen Marine (UK)	1	Agency reciprocal	4,854	〃	-
		〃	1	Accounts receivable	87,722	〃	0.07
		〃	1	Operating revenues	405,491	〃	0.57
		〃	1	Agency accounts -	76,600	〃	0.06
		〃	1	Operating costs	445,900	〃	0.62
		〃	1	Accounts payable	767,872	〃	0.60
1	Armand Investment (Netherlands) N.V.	Armand Investment (Netherlands) B.V.	3	Accrued interest receivable	206	〃	-
		〃	3	Interest expense	101	〃	-
		〃	3	Other receivables	87,134	〃	0.07
2	CLOVE HOLDING LTD.	Island Equipment LLC.	3	Other receivables	221,344	〃	0.17
		〃	3	Interest income	5,326	〃	0.01
3	Multi Bina Pura International	Multi Binatransport	3	Other receivables	337	〃	-
		〃	3	Accounts payable	302	〃	-
		〃	3	Operating costs	3,335	〃	-
		〃	3	Rental revenues	2,004	〃	-
		〃	3	Operating revenues	3,309	〃	-
		〃	3	Interest revenues	23	〃	-
4	SHENZHEN GREEN TRANS TRANSPORTATION CO., LTD.	Peony Investment S.A.	3	Other receivables	5,673	〃	-
			3	Accounts payable	4,607	〃	-
5	Peony Investment S.A.	Evergreen India Pte. Ltd.	3	Other receivables	8,095	〃	0.01
		〃	3	Interest receivable	122	〃	-
		〃	3	Interest income	203	〃	-
6	Evergreen Marine (UK) Limited	Island Equipment LLC.	3	Interest income	3,287	〃	-
		〃	3	Other receivables	92,227	〃	0.07

Note 1: Relationship of the parties involved in the transactions
"1" denotes downstream transactions.
"2" denotes upstream transactions.
"3" denotes inter-subsidiary transactions.
Note 2: The terms and conditions are not materially different from those with non-related parties.

Evergreen Marine Corporation and Subsidiaries

Loans Extended

For The Six-Month Period Ended June 30, 2007

(Expressed in Thousands of Dollars)

Lender	Borrower	Financial Statement Account	Highest Balance	Balance as at June 30, 2007	Interest Rate (%)	Nature of Loan (Note 1)	Annual Amount of Transactions with the Borrower	Reason for Short-Term Financing	Allowance for Bad Debts	Collateral		Limit on Loans Extended to a Single Company (Note 2)	Maximum Amount of Loans Allowed to be Extended by the Company or its Subsidiaries (Note 2)
										Item	Value		
Peony Investment S.A. (Peony)	Evergreen India Pte. Ltd.	Receivables from related parties	USD 1,250	USD 1,250	5.718~5.733	2	USD-	Working capital requirement	USD-	-	USD-	NTD11,734,306	NTD23,468,611
Clove Holding Ltd.	Island Equipment LLC.	〃	USD 8,211	USD 8,211	6.36	2	USD-	〃	USD-	-	USD-	NTD 11,734,306	NTD23,468,611
Armand Investment N.V.	Armand Estate B.V.	〃	USD 2,691	USD 2,691	5.733	2	USD-	〃	USD-	-	USD-	NTD11,734,306	NTD 23,468,611
Evergreen Marine (UK) Limited	Island Equipment LLC.	〃	USD 3,421	USD 3,421	6.36	2	USD-	〃	USD-	-	USD-	NTD 11,734,306	NTD 23,468,611

Note 1: Nature of loans extended

"1" denotes the loans extended to the companies which have transactions with the Company or its subsidiaries. The annual amount of the transactions is stated accordingly.

"2" denotes the loans extended to the companies which require short-term financing. The reason for short-term financing is stated accordingly.

Note 2: Limit on loans extended

1. According to the Company's credit policy, the total amount of loans granted to a single company should not exceed 20% of the net worth stated in the latest financial statements. The calculation is as follows:
   The Company: NT$ 58,671,528 thousand * 20% = NT$11,734,306 thousand
2. According to the Company's credit policy, the total amount of loans granted by the Company should not exceed 40% of the net worth stated in the latest financial statements. The calculation is as follows:
   The Company: NT$ 58,671,528 thousand * 40% = NT$23,468,611 thousand

Schedule 5

Evergreen Marine Corporation and Subsidiaries
Endorsements and Guarantees Provided
For The Six-Month Period Ended June 30, 2007
(Expressed in Thousands of Dollars)

Endorser/Guarantor	Endorsees	Nature of Relationship (Note 1)	Limit on Endorsements/Guarantees Provided to a Single Company	Highest Balance	Balance as at June 30, 2007	Amount of Endorsements/Guarantees Secured with Collaterals	Ratio of Accumulated Amount of Endorsements/Guarantees to Net Worth (%)	Maximum Amount of Endorsements/Guarantees Allowed to be Provided by the Company (Note 2)
vergreen Marine 'orporation	Greencompass Marine S.A.	3	$117,343,056	$27,638,656 (USD838,806)	$27,546,387 (USD838,806)	$-	46.95%	$146,678,820
vergreen Marine 'orporation	Peony Investment S.A.	2	117,343,056	7,054,281 (USD212,600)	6,981,784 (USD212,600)	-	11.90%	
vergreen Marine 'orporation	Evergreen Marine (UK) Limited	3	117,343,056	20,074,554 (USD605,001)	19,891,820 (USD605,719)	-	33.90%	
vergreen Marine 'orporation	Taranto Container Terminal S.P.A. (Note 3)	1	186,809	2,626,315 (USD79,151)	2,560,911 (USD77,981)	-	4.36%	
vergreen Marine 'orporation	Whitney Equipment LLC.	3	117,343,056	398,172 (USD12,000)	394,080 (USD12,000)	-	0.67%	
vergreen Marine 'orporation	Colon Container Terminal S.A.	6	29,335,764	1,758,593 (USD53,000)	1,740,520 (USD53,000)	-	2.97%	
vergreen Marine 'orporation	Italia Marittima S.P.A	1	916,617	331,180 (USD 10,000)	328,400 (USD10,000)	-	0.56%	

lote 1: Nature of the counterparty's relationship with the Company or its subsidiaries

"1" denotes the endorsements/guarantees provided to the companies which have transactions with the Company or its subsidiaries.
"2" denotes the endorsements/guarantees provided to the subsidiaries of which the Company holds more than 50% of the common stock.
"3" denotes the endorsements/guarantees provided to the investees of which the Company together with its subsidiaries hold more than 50% of the common stock.
"4" denotes the endorsements/guarantees provided to the companies which directly or indirectly hold more than 50% of the Company's common stock.
"5" denotes the endorsements/guarantees provided pursuant to construction contracts.
"6" denotes the endorsements/guarantees provided to joint venture companies based on the Company's or its subsidiaries' proportionate equity interest in the company.

lote 2: According to the Company's credit policy, the total amount of endorsements or guarantees provided by the Company or its subsidiaries should not exceed 250% of the net worth stated in the latest financial statements.
The calculation is as follows:
The Company: NT$58,671,528 thousand * 250% = NT$146,678,820 thousand

lote 3: The amount of endorsements and guarantees provided by the Company to related enterprise, Taranto Container Terminal S.P.A. (TCT), is in excess of the maximum amount predetermined by the Company's credit policy. The Company has set out an improvement plan to deal with the issue of providing endorsements and guarantees in excess of the maximum limits.

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at June 30, 2007
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at June 30, 2007 No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	Remark
Evergreen Marine Corporation	Stocks:							
	Peony Investment S.A.	Subsidiary of the Company	Long-term equity investments accounted for under the equity method	4,765	$41,291,153	100.00	$41,291,153	
	Taiwan Terminal Services Co., Ltd.	〃	〃	5,500	69,839	55.00	69,839	
	Charng Yang Development Co., Ltd.	Investee company accounted for under the equity method	〃	34,520	445,474	40.00	445,474	
	Evergreen International Storage and Transport Corp.	〃	〃	424,062	7,396,154	39.74	7,505,903	
	Evergreen Security Corporation	〃	〃	4,000	53,576	31.25	53,576	
	EVA Airways Corporation	〃	〃	750,571	8,665,451	19.37	9,945,069	
	Taipei Port Container Terminal Corporation	〃	〃	34,000	328,792	20.00	328,792	
	Power World Fund Inc.	None	Financial assets carried at cost - non current	1,460	14,603	5.68	-	Unable to acquire net worth in time
	Fubon Securities Finance Co., Ltd.	〃	〃	19,717	190,322	4.93	-	〃
	Taiwan HSR Consortium	〃	〃	126,735	1,250,000	2.51	-	〃
	Linden Technologies Inc.	〃	〃	50	15,372	2.53	-	〃
	Taiwan Fixed Network Corp.	〃	〃	-	-	-	-	〃
	Well Long Information Co., Ltd.	〃	〃	29	-	0.14	-	〃
	Top Logis, Inc.	〃	〃	2,464	22,100	14.79	-	〃
	Central Reinsurance Corp.	〃	Available-for-sale financial assets - non current	42,232	629,255	8.45	629,255	
	Fubon Financial Holding Co., Ltd.	〃	〃	2,753	82,604	0.04	82,605	
	China Man-Made Fiber Corporation	〃	Financial assets held for trading	22	197	-	197	
	Merry Electronics Co, Ltd.	〃	〃	20	2,400	-	2,400	
	MediaTek Inc.	〃	〃	20	10,240	-	10,240	
	Power Quotient International Co., Ltd.	〃	〃	200	6,680	-	6,680	
	Shih Wei Navigation Co., Ltd.	〃	〃	40	1,960	-	1,960	
	Silitech Technology Corporation	〃	〃	95	16,330	-	16,330	
	Casing Macron Technology Co., Ltd.	〃	〃	332	20,418	-	20,418	
	FOUNDING CONSTRUCTION DEVELOPMENT CO., LTD.	〃	〃	34	823	-	823	
	ProMOS Technologies Inc.	〃	〃	30	414	-	414	
	Acme Electronics Corporation	〃	〃	120	5,796	-	5,796	
	LASER TEK TAIWAN CO., LTD.	〃	〃	100	5,050	-	5,050	

Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at June 30, 2007
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at June 30, 2007				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
Evergreen Marine Corporation	Mutual Funds:							
	Cathay Global Infrastructure Fund	None	Financial assets held for trading	2,588	$29,663	-	$29,663	
	Grand Cathay Luxury and Lifestyle Fund	〃	〃	4,000	40,120	-	40,120	
	Grand Catchy Fund	〃	〃	5,663	100,000	-	100,000	
	TIIM US Equity Fund	〃	〃	1,804	29,459	-	29,459	
	Paradigm Life Style Fund	〃	〃	1,000	10,260	-	10,260	
	Polaris/P-Shares Taiwan Electronics Tech ETF	〃	〃	1,500	45,000	-	45,000	
	Polaris Taiwan Finance Fund	〃	〃	600	9,000	-	9,000	
	PCA Asia Pacific Infrastructure Fund	〃	〃	3,000	30,420	-	30,420	
	The First Global Investment Trust Global Realty & Infrastructure Fund - Accumulation	〃	〃	7,000	68,600	-	68,600	
	Allianz Global Investors Global Quantitative Balanced Fund	〃	〃	4,394	49,517	-	49,517	
	Capital Global REIT Balanced Fund	〃	〃	2,000	20,020	-	20,020	
	SKIT Global Stratagy Balanced Fund	〃	〃	2,000	19,928	-	19,928	
	Allianz Global Investors Global Quantitative Balanced Fund	〃	〃	3,000	29,370	-	29,370	
	Grand Cathay Twin-core Global Integration Fund	〃	〃	2,906	31,156	-	31,156	
	Paradigm Global Portfolio Fund	〃	〃	2,000	19,780	-	19,780	
	HSBC Global Themes Fund Of Funds	〃	〃	3,000	31,260	-	31,260	
	Franklin Global Equity Fund of Funds	〃	〃	5,801	63,624	-	63,624	
	Jih Sun Mortgage Backed Securities Fund	〃	〃	14,000	136,498	-	136,498	
	THE RSIT Chosen Stratagy Fund	〃	〃	5,000	50,018	-	50,018	
	HUA NAN Private placed Bond Fund NO.1	〃	〃	2,000	20,248	-	20,248	
	Franklin Templeton Global Bond Fund of Funds	〃	〃	2,000	65,680	-	65,680	
	Templeton Foreign Equity Series Fund	〃	〃	33	32,884	-	32,884	
	Skandia Global Bond Fund Class B	〃	〃	41	16,368	-	16,368	
	Auto-Callable Capital Protected Notes	〃	〃	10	34,702	-	34,702	
	LBHI Principal Protected Investment Grade Synthetic CDO	〃	〃	2,000	64,202	-	64,202	
	Alexandra Global Inv. (Asia) B	〃	〃	39	20,551	-	20,551	
	Global Strategic FX Arbitrage Note(SERIES 2)	〃	〃	200	65,950		65,950	
	CCIB-SPF-A	〃	〃	1,000	32,741	-	32,741	
	Lydia Capital Alternative Investment Fund,LP	〃	〃	400	85,384	-	85,384	
	AAA SYWG DRAGON FUND	〃	〃	93	40,896	-	40,896	
	Macro Polo Macro Polo Pure China Fund	〃	〃	4	40,257		40,257	
	Fidelity India Focus Fund	〃	〃	17	18,359	-	18,359	
	KBC ECO Fund - Water	〃	〃	1	22,731	-	22,731	
	Global Fixed Income Portfolio-B	〃	〃	5	145,840	-	145,840	
	TOPIX BANK ETF	〃	〃	116	12,485	-	12,485	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at June 30, 2007
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at June 30, 2007				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
Evergreen Marine Corporation	Foreign Corporate Bonds :							
	TUNTEX (THAILAND) PUBLIC COMPANY LIMITED	None	Debt investment with no active market - non current	16	11,726	-	11,726	
Peony Investment S.A.	Greencompass Marine S.A.	Indirect subsidiary of the Company	Long-term equity investments accounted under the equity method	3,535	USD803,067	100.00	USD803,067	
	Vigor Enterprise S.A.	〃	〃	5	USD561	100.00	USD561	
	Clove Holding Ltd.	〃	〃	10	USD71,967	100.00	USD71,967	
	Evergreen Heavy Industrial Corp. (M) Berhad	〃	〃	42,120	USD36,029	84.44	USD36,029	
	PT. Multi Bina Pura International	〃	〃	68	USD10,369	95.30	USD10,369	
	PT. Multi Bina Transport	〃	〃	2	USD326	17.39	USD326	
	Armand Investment (Nether Lands) N.V.	〃	〃	4	USD3,605	70.00	USD3,605	
	Shenzhen Greentrans Transportation Co., Ltd.	〃	〃	-	USD3,372	55.00	USD3,372	
	Evergreen Marine (UK) Limited	〃	〃	765	USD98,319	51.00	USD98,319	
Peony Investment S.A.	Luanta Investment (Netherlands) N.V.	Investee company of Peony accounted for under the equity method	〃	-	USD17,103	50.00	USD17,103	
	Evergreen Container Terminal (Thailand) Ltd.	〃	〃	12,250	USD23,800	48.18	USD23,800	
	Shanghai Jifa Logistics Co., Ltd.	〃	〃	-	USD8,613	21.06	USD8,613	
	Ningbo Victory Container Co., Ltd.	〃	〃	-	USD2,306	40.00	USD2,306	
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	〃	〃	-	USD5,472	40.00	USD5,472	
	Balsam Investment (Nether lands) N.V.	〃	〃	-	USD144,827	49.00	USD144,827	
	Evergreen Shipping Agency (Singapore) Pte. Ltd.	〃	〃	383	USD1,544	25.50	USD1,544	
	Evergreen Shipping Agency (Korea) Corporation	〃	〃	61	USD2,015	50.00	USD2,015	
	Evergreen Shipping Agency (Thailand) Co., Ltd.	〃	〃	204	USD1,046	25.50	USD1,046	
	PT. Evergreen Shipping Agency Indonesia	〃	〃	-	USD1,084	25.44	USD1,084	
	Evergreen Shipping Agency (India) Pvt. Ltd.	〃	〃	5	USD106	49.98	USD106	
	Evergreen Shipping Agency (Australia) Pty. Ltd.	〃	〃	245	USD133	25.50	USD133	
	Kingtrans International Logistics (Tianjin) Co.,Ltd.	〃	〃	-	USD2,048	20.00	USD2,048	
	Hutchison Inland Container Depots Limited	None	Financial assets carried at cost -non current	-	USD1,492	7.50	USD1,492	
	South Asia Gateway Terminals	〃	〃	6,211	USD2,412	5.00	USD2,412	
	Dongbu Pusan Container Terminal Co., Ltd.	〃	〃	300	USD1,556	15.00	USD1,556	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at June 30, 2007
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at June 30, 2007				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
PT. Multi Bina Pura International	PT. Multi Bina Transport	Indirect subsidiary of Peony	Long-term equity investments accounted for under the equity method	8	USD1,367	72.95	USD1,367	
Clove Holding Ltd.	Ample Holding LTD.	Indirect subsidiary of Peony	〃	9	USD29,561	90.00	USD29,561	
	Classic Outlook Investment Ltd.	Investee company of Clove accounted for under cost method	Financial assets carried at cost-noncurrent	-	USD102,359	2.25	USD102,359	
	Everup profits Ltd.	〃	〃	-	-	2.25	-	
	Island Equipment LLC.	Indirect subsidiary of Peony	Long-term equity investments accounted for under the equity method	-	USD837	36.00	USD837	
Ample Holding Ltd.	Colon Container Terminal S.A.	Investee company of Ample accounted for under equity method	〃	22,860	USD64,568	40.00	USD64,568	
Island Equipment LLC	Whitney Equipment LLC.	Investee company of Island accounted for under equity method	〃	-	USD767	100.00	USD767	
	Hemlock Equipment LLC.	〃	〃	-	USD1,414	100.00	USD1,414	
Evergreen Marine (UK) Limited	Island Equipment LLC.	Indirect subsidiary of Peony	〃	-	USD66	15.00	USD66	
	Kingtrans International Logistics (Tianjin) Co.,Ltd.	Investee company of Hatsu accounted for under equity method	〃	-	USD2,035	20.00	USD2,035	
Armand Investment (Netherlands) N.V.	Armand Estate (Netherlands) B.V.	Indirect subsidiary of Peony	〃	40	USD5,132	100.00	USD5,132	
Armand Estated (Netherlands)B.V.	Taipei Port Container Terminal	Investee company of Armand Estate B.V. accounted for under equity method	〃	17,000	USD5,006	10.00	USD5,006	
Greencompass Marines S.A.	UBS-Forward Arbitrages Strategy Note	None	Financial assets at fair value through profit or loss-current	50	USD4,636	-	USD4,636	
	Lydia Capital Alternative Investment Fund	〃	〃	15	USD975	-	USD975	
	Calyon-Dual Currency Deposit	〃	〃	1	USD2,990	-	USD2,990	
	Global Fixed Income Portfolio-B	〃	〃	2	USD1,530	-	USD1,530	
	ABN-Yen Structural Deposit	〃	〃	1	USD4,662	-	USD4,662	
	Barclays-Yen Structural Deposit	〃	〃	1	USD4,097	-	USD4,097	
	ABN-Yen Structural Deposit	〃	〃	1	USD4,643	-	USD4,643	

Evergreen Marine Corporation and Subsidiaries
Summary of Significant Transactions on One Specific Security
Exceeding $100 Million or 20 Percent of the Paid-in Capital
For The Six-Month Period Ended June 30, 2007
(Expressed in Thousands of Dollars / Thousand Shares)

Buyer/Seller	Marketable Securities	Financial Statement Account	Counterparty	Related Party	January 1, 2007		Buy		Sell				June 30, 2007	
					No. of Shares/ Units	Amount (Note)	No. of Shares/ Units	Amount	No. of Shares/ Units	Selling Price	Carrying Value	Gain (Loss) on Disposal	No. of Shares/ Units	Amount
Evergreen	Beneficiany Certificates:													
Marine	POLARIS DI-PO Fund	Financial assets held for trading	Open market transaction	No	9,480	$105,000	-	$-	9,480	$105,094	$105,000	$94	-	-
Corporation	JF(Taiwan) Bond Fund	〃	〃	〃	7,350	112,000	-	-	7,350	112,207	112,000	207	-	-
	The First Global Investment Trust Global Asset Securitization Balanced Income Fund	〃	〃	〃	-	-	11,000	110,000	11,000	110,000	110,000	-	-	-
	TIIM High Yield Fund	〃	〃	〃	21,119	262,000	-	-	21,119	262,315	262,000	315	-	-
	GRAND CATHAY FUND	〃	〃	〃	-	-	5,663	100,000	-	-	-	-	5,663	100,000
	Jih Sun Mortgage Backed Securities Fund	〃	〃	〃	-	-	14,000	140,000	-	-	-	-	14,000	140,000
	NITC Private Placement Global Fixed Income Arbitrage Fund	〃	〃	〃	10,000	100,000	-	-	10,000	104,051	-	4,051	-	-
	Truswell Global Fixed Income Fund of Fund	〃	〃	〃	12,000	120,000	-	-	12,000	124,424	120,000	4,424	-	-
	Global Fixed Income Portfolio-B	〃	〃	〃	-	-	5	148,978	-	-	-	-	5	148,978
Greencompass Marine S.A.	Investec Global Energy Fund	〃	〃	〃	17	USD 5,000	-	-	17	USD 4,508	USD 5,000	(USD492)	-	-

Note: Initial amount prior to valuation.

Evergreen Marine Corporation and Subsidiaries
Purchases from and Sales to Related Parties
For The Six-Month Period Ended June 30, 2007
(Expressed in Thousands of Dollars)

Purchaser/Seller	Counterparty	Nature of Relationship	Transaction				Reason for Difference in the Terms on Related Party Transactions		Notes/Accounts Receivable (Payable)		Remark
			Purchases / Sales	Amount	% of the Total Purchases / Sales	Credit Term	Unit Price	Credit Term	Balance	% of Total Notes/Accounts Receivable (Payable)	
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for under the equity method	Purchases	$416,040	3.10	30~60 days	$-	-	$11,222	0.46	
	Evergreen International Corp.	Investee of the Company's major stockholder	Sales	886,490	6.14	30~60 days	-	-	73,157	7.61	
			Purchases	184,456	1.37	30~60 days	-	-	13,659	0.56	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	370,700	2.76	30~60 days	-	-	40,885	1.67	
	Evergreen Marine (UK) Limited	Indirect subsidiary of the Company	Purchases	266,623	1.99	30~60 days	-	-	46,514	1.89	
	Greencompass Marine S.A.	Indirect subsidiary of the Company	Sales	143,123	0.99	30~60 days	-	-	19,816	2.05	
			Purchases	214,245	1.60	30~60 days	-	-	4,180	0.17	
	Gaining Enterprise S.A.	Subsidiary of EITC accounted for under the equity method	Purchases	893,215	6.65	30~60 days	-	-	-	-	
	Italia Marittima S.P.A.	Investee of the Company's subsidiary with significant influence	Sales	133,827	0.93	30~60 days	-	-	27,567	2.85	
			Purchases	294,305	2.19	30~60 days	-	-	365,181	14.89	
Taiwan Terminal Service Co., Ltd.	Evergreen Marine Corporation	Parent company	Sales	366,731	98.99	30~60 days	-	-	72,850	99.30	
Evergreen Marine (UK) Limited	Evergreen Marine Corporation	Parent company	Sales	GBP3,750	1.08	30~60 days	-	-	GBP2,105	3.13	
Greencompass Marine S.A.	Evergreen Marine Corporation	Parent company	Sales	USD7,871	0.69	30~60 days	-	-	-	-	
	Evergreen International S.A.	Related parties	Sales	USD4,677	0.41	30~60 days	-	-	-	-	
			Purchases	USD5,564	0.51	30~60 days	-	-	-	-	
	Evergreen Heavy Industrial Corp. (M) Berhad	Related parties	Purchases	USD6,319	0.58	30~60 days	-	-	-	-	
Evergreen Heavy Industrial Corp. (M) Berhad	Greencompass Marine S.A.	Related parties	Sales	RM52,088	28.71	45 days	-	-	RM30,579	100.00	
	Evergreen International S.A.	Related parties	Sales	RM61,822	34.07	45 days	-	-	-	-	
	Italia Marittima S.P.A.	Related parties	Sales	RM67,522	37.22	45 days	-	-	-	-	

Evergreen Marine Corporation and Subsidiaries
Receivables from Related Parties
Exceeding $100 Million or 20 Percent of the Paid-in Capital
For The Six-Month Period Ended June 30, 2007
(Expressed in Thousands of Dollars)

Creditor	Counterparty	Nature of Relationship	Balance as at June 30, 2007	Turnover Rate (No. of Times)	Overdue Receivables		Amount Received Subsequent to the Balance Sheet Date	Allowance for Bad Debts
					Amount	Action Taken		
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for under the equity method	Accounts receivable - related party 406,491					
	Evergreen International S.A.	Investee of the Company's major stockholder	Accounts receivable - related party 473,857					
Evergreen Marine (UK) Ltd.	Island Equipment LLC	Indirect subsidiary of Peony	Accounts receivable - related party USD3,421		USD -	-	USD -	USD -
Clove Holding Ltd.	Island Equipment LLC.	Indirect subsidiary of Peony	Accounts receivable - related party USD8,211		USD -	-	USD -	USD -
Evergreen Heavy Industrial Corp. (M) Berhad	Greencompass Marine S.A.	Investee of Peony	Accounts receivable RM30,579		RM -	-	RM30,579	RM -

Evergreen Marine Corporation and Subsidiaries
Information on Investee Companies
For The Six-Month Period Ended June 30, 2007
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at June 30, 2007			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at June 30, 2007	Balance as at January 1, 2007	No. of Shares	Ownership (%)	Carrying Value			
Evergreen Marine Corporation	Peony Investment S.A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment activities	USD 476,500	USD 476,500	4,765	100.00	$41,291,153	$283,042	$291,687	Subsidiary of the Company
	Taiwan Terminal Services Co., Ltd.	2F, No.177, Ssu Wei 4th Rd., Lingya District, Kaohsiung, Taiwan	Loading and discharging operations of container yards	55,000	55,000	5,500	55.00	69,839	9,762	4,651	"
	Charng Yang Development Co., Ltd.	2F, No.369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental and sale of residential and commercial buildings	320,000	320,000	34,520	40.00	445,474	46,440	18,576	Investee accounted for by equity method
	Evergreen International Storage and Transport Corporation	No.899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,396,154	395,610	180,522	"
	Evergreen Security Corporation	4&5F, No. 111, Sungjiang Rd., Taipei, Taiwan	General security guards services	25,000	25,000	4,000	31.25	53,576	21,609	5,190	"
	EVA Airways Corporation	11F, No.376, Section 1, Hsinnan Rd., Lu Chu Township, Taoyuan County, Taiwan	International passenger and cargo transportation	9,267,879	9,267,879	750,571	19.37	8,665,451	(1,688,409)	(327,039)	"
	Taipei Port Container Terminal Corporation	6F-1, No.220, Songjiang Rd., Taipei, Taiwan	Container distribution and cargo stevedoring	340,000	160,000	34,000	20.00	328,792	(7,171)	(1,434)	"

(Forward)

Evergreen Marine Corporation and Subsidiaries

Information on Investee Companies

For The Six-Month Period Ended June 30, 2007

(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at June 30, 2007			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at June 30, 2007	Balance as at January 1, 2007	No. of Shares	Ownership (%)	Carrying Value			
Peony Investment S.A.	Greencompass Marine S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Marine transportation	USD 353,500	USD 353,500	3,535	100.00	USD 803,067	USD 18,090	USD 18,090	Indirect subsidiary of the Company
	Vigor Enterprise S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Investment holding company	USD 500	USD 500	5	100.00	USD 561	USD 14	USD 14	"
	Clove Holding Ltd.	Craigmuir Chambers, P. O. Box71, Road Town, Tortola, B. V. I.	Investment holding company	USD 10	USD 10	10	100.00	USD 71,967	USD 4,936	USD 4,936	"
	Evergreen Marine (UK) Limited	160 Euston Road, London NW 12 DX, U.K.	Marine transportation	USD 1,503	USD 1,503	765	51.00	USD 98,319	USD 3,135	USD 1,599	"
	Evergreen Heavy Industrial Co. (Malaysia) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, 81700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	84.44	USD 36,029	USD 2,330	USD 1,968	"
	PT. Multi Bina Pura International	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 20,204	USD 20,204	68	95.30	USD 10,369	USD 955	USD 910	"
	PT. Multi Bina Transport	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	Rp 1,800,000	Rp 1,800,000	2	17.39	USD 326	USD 273	USD 47	"
	PT. Evergreen Shipping Agency Indonesia	Gedung Pricewaterhouse Coopers 9-10th Floors JL H.R. Rasuna said kav. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 258	USD 258	-	25.44	USD 1,084	USD 1,429	USD 364	Investee company of Peony accounted for under equity method
	Luanta Investment (Netherlands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 21,973	USD 21,973	-	50.00	USD 17,103	(USD 2,942)	(USD 1,441)	"
	Balsam Investment (Netherlands) N.V.	21-A Van Englenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49.00	USD 144,827	(USD 41,243)	(USD 20,209)	"
	Shanghai Jifa Logistics Co., Ltd.	12F, Jifa Building, No.4049C, Jungong Rd., Shanghai City	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 6,635	USD 6,635	-	21.06	USD 8,613	USD 381	USD 80	"
	Shenzhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu Kang Road, Hengang Town, Shenzhen, China	Loading, discharging, storage, repair, cleaning and transportation of containers	USD 3,134	USD 3,134	-	55.00	USD 3,372	(USD 88)	(USD 49)	Indirect subsidiary of the Company
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	No. 114 Huangho E Rd. Huangdao District Qingdao, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 4,447	USD 4,447	-	40.00	USD 5,472	USD 732	USD 293	Investee company of Peony accounted for under equity method
	Ningbo Victory Container Co., Ltd.	No.201 Area, Beilun Xiaoshan Industrial Estate, Ningbo Economic and Technical Development Zone, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 1,199	USD 1,199	-	40.00	USD 2,306	USD 626	USD 250	"

Evergreen Marine Corporation and Subsidiaries

Information on Investee Companies

For The Six-Month Period Ended June 30, 2007

(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at June 30, 2007			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at June 30, 2007	Balance as at January 1, 2007	No. of Shares	Ownership (%)	Carrying Value			
Peony Investment S.A.	Kingstrans International Logistics (Tianjin) Co., Ltd.	The Tienjin harbor protects tax area 120 rooms for nine 90th of roadses of sea beaches	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 2,000	USD 1,000	-	20.00	USD 2,048	USD 8	USD 2	Investee company of Peony accounted for under equity method
	Evergreen Container Terminal (Thailand) Ltd.	33/4Moo 1, Chaokhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Inland container storage and loading	USD 28,636	USD 28,636	12,250	48.18	USD 23,800	USD 2,411	USD 1,162	"
	Evergreen Shipping Agency (Singapore) Pte. Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 219	USD 219	383	25.50	USD 1,544	USD 393	USD 100	"
	Evergreen Shipping Agency (Thailand) Co. Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 238	USD 238	204	25.50	USD 1,046	USD 1,376	USD 351	"
	Evergreen Shipping Agency (Korea) Corp.	15th Fl., Korea Express Center, 83-5, 4-Ka, Jung-Ang Dong Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 238	USD 238	61	50.00	USD 2,015	USD 301	USD 150	"
	Armand Investment (Netherlands) N.V.	Van Engelenweg 21A Curacao Netherlands Antilles	Investment holding company	USD 3,710	USD 1,750	4	70.00	USD 3,605	(USD 18)	(USD 13)	Indirect subsidiary of the Company
	Evergreen Shipping Agency (India) Pvt. Ltd.	J.N. Heredia Marg Ballard Estate Mumbai 400 038, India	Shipping agency	USD 12	USD 12	5	49.98	USD 106	USD 98	USD 49	Investee company of Peony accounted for under equity method
	Evergreen Shipping Agency (Australia) Pty Ltd.	Level 13,181 Miller Street, North Sydney NSW 2060 Australia	Shipping agency	USD-	USD-	245	25.50	USD 133	USD 369	USD 94	"

Evergreen Marine Corporation and Subsidiaries—Greencompass Marine S. A.
Derivative financial instrument transactions
June 30, 2007

1. Derivative financial instruments transactions:

(1) The contract amounts (or notional principal) and credit risk (expressed in thousand dollars)

Financial Instruments	June 30, 2007 Notional Principal (Contract Amount)		June 30, 2007 Credit Risk		June 30, 2006 Notional Principal (Contract Amount)		June 30, 2006 Credit Risk	
Interest rate swaps (IRS)	USD	64,202	USD	371	USD	113,419	USD	270
Foreign exchange option	USD	6,000	USD	-	EUR	5,000	USD	-
						-		-
	JPY	400,000	JPY	-		-		-
	GBP	7,000	GBP	-		-		-
	EUR	6,000	EUR	-		-		-

The above credit risk amounts are based on the contracts with positive fair values at the balance sheet date and represent the possible loss that will be incurred by the Group in the event of counterparties' default. The counterparties of the Group are all well-known banks with good credit ratings. Thus, the credit risk is assessed to be remote.

(2) Market risk

The interest rate swaps are utilized to hedge against fluctuations in interest rates. The foreign exchange options are derivative financial instruments which are held for trading. Periodic reviews are conducted for evaluating the level of Subsidiary's exposure to market risk, and a stop-loss mechanism has been established to minimize the impact of market risk on the Subsidiary's operations.

(3) Liquidity risk, cash flow risk and the amount, timing and uncertainty of demand for future cash flow.

As no principals are exchanged upon settlement of the interest rate swaps and forward exchange options, no significant demand for cash flow is expected. Therefore, the Subsidiary's working capital is assessed to be adequate and no funding risk is dominant. In addition, since the interest rates, exchange rates and prices are predetermined, no significant cash flow risk is expected.

(4) The types, objectives and strategies of holding derivative financial instruments

The derivative financial instruments undertaken by the Group are held for trading and non-trading purposes. The primary objectives of derivative financial instruments held for non-trading purposes are to mitigate risk of debt obligations and commitments arising from fluctuations in interest rates and exchange rate. The hedging strategy of the Group focuses on mitigating market price risks. On the other hand, the primary objective of the derivative financial instruments held for trading purposes is to profit from exchange rate and price differentials.

(5) Financial statement disclosures for derivative financial instruments

a. Interest Rate Swaps:

The contracts are settled based on the difference between the spot interest rate and contracted interest rate. The amount received and paid upon settlement is recorded as a deduction from and an addition to the interest expense on shipping finance, respectively.

b. Foreign Exchange Option:

As the Group has actual position in the underlying assets, full settlements are conducted at expiration of the contracts. The difference between the spot exchange rate and the contracted rate is recorded as foreign exchange gain or loss upon settlement.

2. Fair values of financial instruments

Derivative financial instruments	June 30, 2007 Carrying Value		June 30, 2007 Fair Value		June 30, 2006 Carrying Value		June 30, 2006 Fair Value	
Interest rate swaps	USD	339	USD	339	USD	(69)	USD	(69)
Foreign exchange options	USD	(56)	USD	(56)	USD	(94)	USD	(94)

Evergreen Marine Corporation
Investments in Mainland China
For The Six-Month Period Ended June 30, 2007
(Expressed in Thousands of Dollars)

Investee in Mainland China	Main Business	Paid-in Capital	Way of Investing in Mainland China (Note 1)	Balance of Investments in Mainland China as at January 1, 2007	Investment Amount Remitted to Mainland China from Taiwan during 1H 2007	Amount Remitted Back to Taiwan from Mainland China during 1H 2007	Balance of Investments in Mainland China as at June 30, 2007	The Company's Direct/ Indirect Ownership in the Investee (%)	Investment Income (Loss) for 1H 2007 (Note 2)	Carrying Value of Investments as at June 30, 2007	Accumulated Amount of Investment Income Remitted Back to Taiwan as at June 30, 2007
Shanghai Jifa Logistics Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB271,565	(2)	$197,040 (USD 6,000)	$-	$-	$197,040 (USD 6,000)	21.06	$2,635 (USD 80)	$282,851 (USD 8,613)	$-
Ningbo Victory Container Co., Ltd.	Inland container transportation, container storage, loading and discharging	RMB24,119	(2)	$33,431 (USD 1,018)	-	-	33,431 (USD 1,018)	40.00	8,235 (USD 250)	75,729 (USD 2,306)	-
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB92,500	(2)	$146,039 (USD 4,447)	-	-	146,039 (USD 4,447)	40.00	9,651 (USD 293)	179,700 (USD 5,472)	-
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, discharging, storage, repair, cleaning and related activities	RMB44,960	(2)	$102,921 (USD 3,134)	-	-	102,921 (USD 3,134)	55.00	1,614 (USD 49)	110,736 (USD 3,372)	-
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yard	HKD92,000	(2)	26,485 (HKD 6,304)	-	-	26,485 (HKD 6,304)	6.85	-	26,485 (HKD 6,304)	-
Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	Inland container loading, discharging, storage, repair, cleaning and related activities	USD9,000	(2)	65,680 (USD 2,000)	65,680 (USD 2,000)	-	131,360 (USD 4,000)	40.00	66 (USD2)	134,119 (USD 4,084)	-

Balance of Investments in Mainland China as at June 30, 2007	Investment Amount Approved by the Investment Commission of the Ministry of Economic Affairs (MOEA)	Quota of Investments in Mainland China Imposed by the Investment Commission of MOEA	
$637,276 (USD 18,599) (HKD 6,304)	$1,185,261 (USD 36,092)	Net worth under $5,000,000,000 (40%)	$2,000,000
		Net worth between $5,000,000,000 and $10,000,000,000 (30%)	1,500,000
		Net worth over $10,000,000,000 (20%)	9,759,942
			$13,259,942

(Net worth of the Company: NT$58,799,711)

Note 1: Investments in Mainland China can be conducted by the following ways:
(1) Remitting the funds to Mainland China via a third country
(2) Via a new investee to be set up in a third country
(3) Via an existing investee set up in a third country
(4) Investing directly in Mainland China
(5) Others

Note 2: Investment income (loss) for the period
"(1)" denotes that the investee is still in the start-up stage.
"(2)" denotes the basis on which the investment income (loss) is recognized.
(a) Based on the investee's financial statements audited by an international accounting firm other than the Company's auditor
(b) Based on the investee's financial statements audited by the Company's auditor
(c) Others

EVERGREEN MARINE CORPORATION
NON-CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS
JUNE 30, 2007 AND 2006

For the convenience of readers and for information purpose only, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. In the event of any discrepancy between the English version and the original Chinese version or any differences in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail.

PRICEWATERHOUSECOOPERS

資誠會計師事務所

台北市基隆路一段333號27樓
27/F 333 Keelung Rd., Sec. 1,
Taipei, Taiwan, R.O.C.
Tel :(02)2729-6666
Fax:(02)2757-6371

REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To the Board of Directors and Stockholders of Evergreen Marine Corporation

We have audited the accompanying balance sheet of Evergreen Marine Corporation (the "Company") as of June 30, 2007, and the related statements of income, of changes in stockholders' equity and of cash flows for the six-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of all investee companies accounted for under the equity method. These long-term equity investments amounted to 50,455,654 thousand New Taiwan dollars, constituting 60.21% of the total assets as of June 30, 2007, and the related net investment loss was 11,586 thousand New Taiwan dollars for the six-month period then ended. The financial statements of these companies were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to amounts included in the financial statements and information disclosed in Note K relative to these long-term investments, is based solely on the reports of the other auditors. The financial statements of Evergreen Marine Corporation as of and for the six-month period ended June 30, 2006 were audited by other auditors whose report dated August 22, 2006, expressed an unqualified opinion with explanatory paragraph stating that the Company's investment income accounted for under the equity method for the six-month period ended June 30, 2006 was recognized based on the investees' financial statements audited by other auditors.

We conducted our audit in accordance with the "Rules Governing Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Marine Corporation as of June 30, 2007, and the results of its operations and its cash flows for the six-month period then ended in conformity with the "Rules Governing Preparation of Financial Statements by Securities Issuers", "Business Entity Accounting Law", "Regulations on Business Entity Accounting Handling" and generally accepted accounting principles in the Republic of China.

PRICEWATERHOUSECOOPERS

As discussed in Note C to the financial statements, effective January 1, 2006, the Company adopted SFAS No. 34, "Accounting for Financial Instruments" and No. 36, "Disclosure and Presentation of Financial Instruments".

We have also reviewed the consolidated financial statements of Evergreen Marine Corporation and its subsidiaries as of and for the six-month period ended June 30, 2007. In our report dated August 23, 2007, we issued an unqualified review report with explanatory paragraph on the consolidated financial statements.

PricewaterhouseCoopers
August 23, 2007
Taipei, Taiwan
Republic of China

The accompanying non-consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices utilized in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying non-consolidated financial statements and report of the independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

BALANCE SHEETS

June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

ASSETS	June 30, 2007	June 30, 2006
Current Assets		
Cash and cash equivalents (Notes C and D1)	$5,193,139	$4,056,072
Financial assets at fair value through profit or loss - current (Notes B, C and D2)	2,123,633	3,728,518
Held-to-maturity financial assets - current (Notes B, C and D3)	-	25,455
Derivative financial assets held for hedging - current (Notes B, C and D4)	-	66,820
Notes receivable, net (Note B)	1,384	23
Accounts receivable, net (Notes B and D5)	810,868	1,549,630
Accounts receivable - related parties, net (Notes B, D5 and E)	157,273	436,065
Other receivables (Notes B and D6)	561,383	307,114
Other receivables - related parties (Notes B, D6 and E)	882,196	704,610
Other financial assets - current (Notes B and D7)	106,894	2,814
Inventories (Notes B and D8)	465,125	570,566
Prepaid expense	124,611	126,914
Prepayments	11,126	376
Deferred income tax assets - current (Notes B and D27)	93,626	19,785
Restricted assets - current (Note F)	134,374	133,415
Other current assets (Notes D9 and E)	3,268,430	3,903,786
Total Current Assets	13,934,062	15,631,963
Funds and Investments (Notes B, C, D10 and E)		
Available-for-sale financial assets-non current	711,860	586,680
Financial assets carried at cost - non current (Note F)	1,492,397	2,182,966
Debt investments with no active market-non current	11,726	12,709
Long-term equity investments accounted for under the equity method	58,250,439	57,243,081
Other long-term investments	312	312
Total Funds and Investments	60,466,734	60,025,748
Property, Plant and Equipment (Notes B, D11, E and F)		
Land	1,998,859	1,998,859
Buildings	1,512,002	1,511,958
Loading/discharging equipment	4,391,778	4,158,619
Computer equipment	137,096	136,181
Transportation equipment	12,755,055	16,214,619
Ships and equipment	5,770,086	8,232,438
Dock facilities	418,813	622,238
Office equipment	216,017	212,393
Costs and revaluation increments	27,199,706	33,087,305
Less: Accumulated depreciation	(18,273,499)	(23,261,529)
Prepayments for equipment	215,821	475,406
Total Property, Plant and Equipment, Net	9,142,028	10,301,182
Intangible Asset		
Deferred pension costs (Note B)	102,808	124,492
Other Assets		
Refundable deposits	36,791	39,531
Deferred charges (Note B)	64,979	114,079
Long-term installment receivables (Note D12)	56,298	318,569
Total Other Assets	158,068	472,179
TOTAL ASSETS	$83,803,700	$86,555,564

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2007	June 30, 2006
Current Liabilities		
Short-term loans (Note D13)	$3,194,000	$100,000
Financial liabilities at fair value through profit or loss - current (Notes B, C and D14)	424,469	115,912
Notes payable	9,013	7,164
Accounts payable	1,902,004	2,597,006
Accounts payable - related parties (Note E)	549,957	1,036,438
Income tax payable (Note B)	440,301	929,671
Accrued expenses (Notes B, D15 and E)	3,515,199	3,043,302
Other payables (Note D16)	1,003,552	5,146,233
Other payables - related parties (Notes D16 and E)	-	1,251,542
Long-term liabilities due within one year (Notes B and D17)	2,730,000	5,231,333
Other current liabilities (Note E)	1,184,863	1,266,440
Total Current Liabilities	14,953,358	20,725,041
Long-Term Liabilities (Note B)		
Derivative financial liabilities held for hedging - non current (Notes B, C and D18)	7,752	16,202
Financial liabilities carried at cost - non current (Notes B, C and D19)	9,004	9,004
Corporate bonds payable (Notes B and D20)	2,985,488	4,624,162
Long-term loans (Note D21)	3,872,833	2,005,667
Total Long-Term Liabilities	6,875,077	6,655,035
Other Liabilities		
Accrued pension liability (Note B)	625,987	439,069
Guarantee deposits received	285	125
Deferred income tax liabilities - non-current (Notes B and D27)	1,230,414	1,308,382
Deferred credits (Note E)	1,318,868	973,247
Total Other Liabilities	3,175,554	2,720,823
Total Liabilities	25,003,989	30,100,899
Capital Stock (Note D22)		
Common stock	29,234,827	27,251,676
Stock dividends distributable	-	1,907,617
Total Capital Stock	29,234,827	29,159,293
Capital Surplus (Note D23)		
Paid-in capital in excess of par - common stock	3,416,068	3,353,601
Donated capital	372	372
Long-term investments	1,515,410	1,491,189
Others	6,713	6,713
Total Capital Surplus	4,938,563	4,851,875
Retained Earnings (Note D24)		
Legal reserve	6,484,143	6,442,985
Special reserve	957,344	957,344
Unappropriated retained earnings	15,091,670	14,067,795
Total Retained Earnings	22,533,157	21,468,124
Equity Adjustments		
Cumulative translation adjustments (Note B)	2,212,086	1,059,074
Net loss not recognized as pension cost (Note B)	(521,237)	(298,003)
Unrealized gain on available-for-sale financial assets (Notes B and C)	420,604	187,717
Unrealized gain on cash flow hedge (Notes B and C)	(8,918)	33,107
Others (Notes B and C)	(9,371)	(6,522)
Total Equity Adjustments	2,093,164	975,373
Total Stockholders' Equity	58,799,711	56,454,665
Commitments and Contingent Liabilities (Note G)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$83,803,700	$86,555,564

The accompanying notes are an integral part of these financial statements.

See report of independent accountants dated August 23, 2007.

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF INCOME

For The Six-Month Periods Ended June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	June 30, 2007	June 30, 2006
Operating Revenues (Notes B, D25 and E)	$14,425,051	$17,763,761
Operating Costs (Notes D26 and E)	(12,335,149)	(15,101,649)
Gross Profit	2,089,902	2,662,112
Operating Expenses (Notes D26 and E)		
General and administrative expenses	(1,095,080)	(1,218,670)
Operating Profit	994,822	1,443,442
Non-Operating Income		
Interest income	111,156	103,979
Investment income accounted for under the equity method (Notes B and D10)	172,153	-
Dividend income	31,762	8,872
Gain on disposal of property, plant and equipment (Notes B and E)	499,326	168,682
Gain on disposal of investments (Note C)	139,295	86,997
Foreign exchange gain (Note B)	104,950	5,474
Rent income (Note E)	38,228	31,435
Gain on valuation of financial liabilities (Note B)	147,031	177,339
Others	60,321	84,609
Total Non-Operating Income	1,304,222	667,387
Non-Operating Expenses		
Interest expense (Note C)	(103,632)	(80,215)
Investment loss accounted for under the equity method (Notes B and D10)	-	(1,761,655)
Loss on disposal of property, plant and equipment (Note B)	(436)	(1,500)
Financing expenses	(17,849)	(26,503)
Loss on impairment (Note B)	(119,000)	-
Loss on valuation of financial assets (Note B)	(56,192)	(64,803)
Others	(1,014)	(3,079)
Total Non-Operating Expenses	(298,123)	(1,937,755)
Income before Income Tax	2,000,921	173,074
Income Tax Expense (Notes B and D27)	(371,209)	(17,871)
Income before Cumulative Effect of Changes in Accounting Principles	1,629,712	155,203
Cumulative Effect of Changes in Accounting Principles (Note C)		
(Net of tax benefit of $50,937)	-	(96,608)
Net Income	$1,629,712	$58,595

Earnings Per Share (after retroactive adjustments) (in dollars) (Notes B and D28)				
Basic earnings per share	Pre tax	After tax	Pre tax	After tax
Income before Cumulative Effect of Changes in Accounting Principles	$0.69	$0.56	$0.06	$0.05
Cumulative Effect of Changes in Accounting Principles	-	-	(0.05)	(0.03)
Net Income	$0.69	$0.56	$0.01	$0.02
Diluted earnings per share	Pre tax	After tax	Pre tax	After tax
Income before Cumulative Effect of Changes in Accounting Principles	$0.65	$0.53	$0.06	$0.05
Cumulative Effect of Changes in Accounting Principles	-	-	(0.05)	(0.03)
Net Income	$0.65	$0.53	$0.01	$0.02

The accompanying notes are an integral part of these financial statements.

See report of independent accountants dated August 23, 2007.

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For The Six-Month Periods Ended June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

	Common Stock	Stock Dividends Distributable	Capital Surplus	Retained Earnings: Legal Reserve	Retained Earnings: Special Reserve	Retained Earnings: Unappropriated Retained Earnings	Cumulative Translation Adjustments	Net Loss not Recognized as Pension Cost	Deferred Credits	Unrealized gain on Available-for-sale Financial Assets	Unrealized gain on Cash flow hedge	Others	Total
Balance, January 1, 2006	$27,075,246	$-	$4,640,403	$5,220,594	$957,344	$22,189,422	$897,009	$(298,003)	$43,979	$-	$-	$-	$60,725,994
The effect due to first time adoption of the newly released SFAS No. 34										72,213	70,806	(6,522)	136,497
Appropriation of 2005 earnings													
Legal reserve				1,222,391		(1,222,391)							-
Stock dividends		1,907,617				(1,907,617)							-
Cash dividends						(4,905,302)							(4,905,302)
Bonuses to employees						(70,000)							(70,000)
Remuneration to directors and supervisors						(60,400)							(60,400)
Conversion of convertible bonds into common stock	176,430		206,049										382,479
Adjustments arising from long-term equity investments accounted for under the equity method													
Adjustments on retained earnings due to changes in percentage of shareholding						(14,512)							(14,512)
Recognition on changes in investees' capital surplus based on percentage of shareholding			1										1
Cumulative translation adjustments							(179,963)						(179,963)
Adjustments on deferred credits and capital surplus			5,422						(43,979)				(38,557)
Unrealized gain on available-for-sale financial assets										99,181			99,181
Unrealized loss on cash flow hedges											(4,857)		(4,857)
Translation adjustments arising from investees' financial statements denominated in foreign currencies							342,028						342,028
Unrealized gain on available-for-sale financial assets										16,323			16,323
Unrealized loss on cash flow hedges											(32,842)		(32,842)
Net income for the six-month period ended June 30, 2006						58,595							58,595
Balance, June 30, 2006	$27,251,676	$1,907,617	$4,851,875	$6,442,985	$957,344	$14,067,795	$1,059,074	$(298,003)	$-	$187,717	$33,107	$(6,522)	$56,454,665
Balance, January 1, 2007	$ 29,159,293	$-	4,876,090	6,442,985	957,344	14,420,781	1,888,153	$ (521,237)	$-	$298,864	$ (199,810)	$ (9,371)	57,313,092
Appropriation of 2006 earnings													
Legal reserve				41,158		(41,158)							-
Cash dividends						(877,045)							(877,045)
Bonuses to employees						(33,620)							(33,620)
Remuneration to directors and supervisors						(7,000)							(7,000)
Conversion of convertible bonds into common stock	75,534		62,466										138,000
Adjustments arising from long-term equity investments accounted for under the equity method													
Cumulative translation adjustments							63,946						63,946
Capital surplus			7										7
Unrealized gain on available-for-sale financial assets										35,111			35,111
Unrealized gain on cash flow hedge											318		318
Translation adjustments arising from investees' financial statements denominated in foreign currencies							259,987						259,987
Unrealized gain on available-for-sale financial assets										86,629			86,629
Unrealized gain on cash flow hedges											190,574		190,574
Net income for the six-month period ended June 30, 2007						1,629,712							1,629,712
Balance, June 30, 2007	$29,234,827	$-	$4,938,563	$6,484,143	$957,344	$15,091,670	$2,212,086	$(521,237)	$-	$420,604	$(8,918)	$(9,371)	$58,799,711

The accompanying notes are an integral part of these financial statements.

See report of independent accountants dated August 23, 2007.

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF CASH FLOWS

For The Six-Month Periods Ended June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

	June 30, 2007	June 30, 2006
Cash Flows from Operating Activities		
Net income	$1,629,712	$58,595
Adjustments to reconcile net income to net cash provided by operating activities:		
Cumulative effect of changes in accounting principles for financial instruments	-	96,608
Depreciation	569,988	524,783
Amortization	15,266	31,397
Reclassification of depreciation of dock facilities to operating costs and others	306,186	103,218
Reclassification of amortization of deferred charges to others	24,060	26,788
Net gain on disposal of property, plant and equipment	(498,889)	(167,182)
Excess of equity-accounted investment loss over cash dividends	230,453	2,296,175
Loss on impairment of financial assets carried at cost	119,000	-
Gain on disposal of available-for-sale financial assets	(2,923)	-
Interest amortization of financial assets and unrealized exchange gains	(595)	(1,679)
Interest compensation of convertible bonds	(2,226)	1,624
Decrease in financial assets and liabilities at fair value through profit or loss	1,205,355	1,202,286
Increase in other financial assets	(811)	(2,814)
Decrease in notes and accounts receivable	504,027	522,489
Increase in other receivables	(96,040)	(742,321)
(Increase) decrease in inventories	(45,275)	75,338
Decrease in prepaid expenses and prepayments	182,382	50,268
Net decrease (increase) in agent accounts	200,920	(100,862)
Increase in agency reciprocal accounts	(2,119)	(3,543)
Decrease (increase) in restricted assets	541	(1,365)
Increase in other current assets	(230)	(8,381)
Decrease in refundable deposits	507	129,677
(Decrease) increase in notes and accounts payable	(148,230)	870,179
Decrease in income tax payable	(212,662)	(461,116)
(Decrease) increase in accrued expenses	(364,503)	308,878
Decrease in other payables	(88,098)	(80,191)
Decrease in other current liabilities	(10,238)	(30,800)
Net change in accrued pension liability	23,042	32,118
Net change in deferred income tax assets / liabilities	(32,155)	(955,513)
Net effect on taxes due to changes in accounting principles for financial instruments	-	26,385
Net effect on taxes due to unrealized gain or loss on cash flow hedge	63,525	10,948
Net cash provided by operating activities	3,569,970	3,811,987
Cash Flows from Investing Activities		
Proceeds from capital reduction of investee	3,408	-
Acquisition of long-term equity investment accounted for under the equity method	(180,000)	(697,906)
Proceeds from sale of available-for-sale financial assets - non current	3,180	-
Proceeds from sale of financial assets carried at cost - non current	581,000	-
Acquisition of property, plant and equipment	(394,005)	(1,610,212)
Proceeds from disposal of property, plant and equipment	472,843	892,660
Increase in deferred charges	(22,529)	(61,900)
Decrease in long-term receivables	37,569	43,958
Net cash provided by (used in) investing activities	501,466	(1,433,400)
Cash Flows from Financing Activities		
Increase (decrease) in short-term loans	2,360,000	(1,700,000)
Decrease in short-term bills payable	-	(799,755)
Decrease in long-term loans	(2,190,500)	(524,000)
Decrease in corporate bonds payable	(2,500,100)	-
Decrease in guarantee deposits received	(230)	-
Net cash used in financing activities	(2,330,830)	(3,023,755)
Net Increase (Decrease) in Cash and Cash Equivalents	1,740,606	(645,168)
Cash and Cash Equivalents, Beginning of Period	3,452,533	4,701,240
Cash and Cash Equivalents, End of Period	$5,193,139	$4,056,072
Supplemental Information:		
Interest paid	$150,177	$94,940
Less: Interest capitalized	-	-
Interest paid, net of interest capitalized	$150,177	$94,940
Income tax paid	$552,501	$1,397,165
Financing Activities Not Affecting Cash Flows:		
Long-term liabilities due within one year	$2,730,000	$5,231,333
Capitalization of retained earnings	$-	$1,907,617
Conversion of convertible bonds into common stock	$138,000	$382,479

The accompanying notes are an integral part of these financial statements.

See report of independent accountants dated August 23, 2007.

EVERGREEN MARINE CORPORATION
Notes to Financial Statements
June 30, 2007 and 2006
(Expressed in Thousands of New Taiwan dollars, unless otherwise stated)

A. ORGANIZATION AND OPERATIONS

1. Established on September 25, 1968, Evergreen Marine Corporation (the "Company") is mainly engaged in domestic and international marine transportation, shipping agency services and the distribution of containers.

2. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) (currently known as the Securities and Futures Bureau (SFB), Financial Supervisory Commission, Executive Yuan) to be a public company on November 2, 1982 and was further approved by the SFC to be a listed company on July 6, 1987. The Company's shares have been publicly traded on the Taiwan Stock Exchange since September 21, 1987. The Company had 1,414 and 1,373 employees as of June 30, 2007 and 2006, respectively.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in conformity with the "Rules Governing Preparation of Financial Statements by Securities Issuers", "Business Entity Accounting Law", "Regulations on Business Entity Accounting Handling" and accounting principles generally accepted in the Republic of China. The Company's significant accounting polices are summarized below:

1. Classification of current and non-current assets and liabilities

(1) Current assets are assets generated from operating activities, which are expected to be converted into cash, consumed, or sold during the operating period; held for trading purposes; expected to be converted into cash within one year from the balance sheet date; as well as cash or cash equivalents except those subject to exchange, curtailment or other restrictions due one year after the balance sheet date. All other assets that are not classified as current are non-current assets.

(2) Current liabilities are liabilities resulting from operating activities, which are expected to be paid off during the operating period; incurred for trading purposes; and expected to be paid back within one year from the balance sheet date. All other liabilities that are not classified as current are non-current liabilities.

(3) Financial liabilities that expire within 12 months from the balance sheet date which meet the following conditions are classified as non-current liabilities.

a. The original contract term exceeds year.
b. Intended for long-term refinancing.
c. Have completed long-term refinancing and extended the period of liabilities before the balance sheet date, or have the intention to refinance or extend the period of liabilities by one year after balance sheet date.

2. Use of estimates

(1) In preparation of the financial statements, the Company makes significant accounting estimates and assumptions in accordance with the generally accepted accounting principles. These estimates and assumptions would affect the amounts of assets and liabilities at the balance sheet date, disclosure of contingent assets and liabilities, and the amounts of revenues and expenses for the accounting period. Actual results could differ from those assumptions and estimates.

(2) Accrued expenses are recorded at the amounts stated in the original supporting documents. Foreign port charges without supporting documents are estimated based on past records and period-end sailing schedules. Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

3. Cash and cash equivalents

Cash and cash equivalents are cash, unrestricted bank deposits and short-term investments and highly liquid instruments, which are not significantly affected by fluctuations in interest rates and which can be readily converted into cash.

4. Financial assets and financial liabilities

(1) In accordance with the SFAS No. 34, "Accounting for Financial Instruments", the Company classified financial assets into categories such as, financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, derivative financial assets for hedge, bonds investment in non-active market, and financial assets carried at cost. The Company classified financial liabilities into categories such as, financial liabilities at fair value through profit or loss, derivative financial liabilities for hedge, and financial liabilities carried at cost. Derivative financial instruments that are not designated as effective hedging instruments are classified as financial assets held for trading and financial liabilities held for trading. On initial recognition, financial assets and financial liabilities are measured at fair value. For financial assets and financial liabilities at fair value through profit or loss which are not measured at fair value, transaction costs that are directly attributable to the acquisition or issuance of liability are capitalized. The Company adopted the trade date accounting for regular purchase or sale. The regular purchase or sale refers to the acquisition or sale of financial assets within a period generally accepted in the market or standardized by regulations.

(2) After the initial recognition of financial assets, the financial assets are remeasured as follows:

a. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are classified into financial assets held for trading and financial assets designated as at fair value through profit or loss at inception. Fair value of listed and OTC Securities is based on the closing price at the balance sheet date, while the fair value of mutual funds is based on the net asset value at the balance sheet date.

b. Held-to-maturity financial assets

Held-to-maturity financial assets are financial assets with fixed or determinable payments and a fixed maturity that the Company has positive intent and ability to hold to maturity as held-to-maturity financial assets. On subsequent measurement, held-to-maturity financial assets are carried at amortized cost. Any profits or losses incurred due to changes in fair value are recognized in income statement when recognizing impairments or amortization. The amortised cost is calculated as the amount at which the asset is measured at initial recognition minus any repayments of principal, plus or minus the cumulative amortization using the effective interest rate method of the difference between the initial amount and the maturity amount less any reduction for impairment or uncollectibility. While determining cash flows associated with the financial instruments for calculating the effective interest rate, the Company takes into consideration the contract terms of financial instruments including transaction fees paid or received, premiums or discounts and transaction cost.

c. Debt investments with no active market

Debt investments with no active market are financial assets with fixed or determinable payments that are not quoted in active market. Such assets are carried at amortized cost using the effective interest method. Gains or losses are recognized when such investments are derecognized, impaired, or amortized.

d. Available-for-sale financial assets

Available-for-sale financial assets include assets that are available for sale and all other non-derivative financial assets that do not qualify in any of the three categories of financial assets mentioned above. Available-for-sale financial assets are measured at fair value. All changes in fair value, except impairment losses and foreign exchange rate losses for monetary financial assets, are recognized directly in equity until the asset is derecognized. When the financial asset is derecognized, the cumulative gain or loss that was previously recognized in equity is recognized in profit or loss in the income statement.

e. Derivative financial assets held for hedging purposes

Derivative financial assets held for hedging purposes are those that are designated as effective hedging instrument under hedge accounting. On subsequent measurement, derivative financial assets held for hedging purposes are carried at fair value. The fair value of listed stocks is based on the closing price at the balance sheet date. The fair value of open-ended funds is based on the net asset value at the balance sheet date.

f. Financial assets carried at cost

Financial assets carried at cost are those with fair values that can not be reliably measured and are traded in non-active market without public price, and derivative financial instruments linked to and completed by the financial assets.

(3) The subsequent measurement for financial liabilities is measured at amortized cost. For financial liabilities at fair value through profit or loss and derivatives financial liabilities, the fair value is applied for measurement. For linked derivative financial liabilities that are traded in non-active market without reliable fair value, cost method is applied for measurement. The financial liabilities that are designated as hedging instruments are accounted for using hedge accounting.

5. Derecognition of financial assets and liabilities

(1) All or part of a financial asset is derecognized when the contractual rights that compose the asset is expired. When all or part of a financial asset is transferred and contractual rights that composes the asset is given up, the cash flow received from the clearing house within a certain limit is treated as sale. When the transfer of financial asset does not qualify as lost of contractual rights, then such transfer of asset is recognized as guaranteed loan. Reacquiring rights of such assets will no longer be accounted as derivative financial assets.

(2) All or part of a financial liability is derecognized when the obligation specified in the contract binding the financial liability is either discharged, cancelled or expired. Where there has been an exchange between an existing borrower of debt instruments and the Company with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, then the transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Any gain or loss from extinguishment of the original financial liability is recognized in the income statement.

6. Allowance for doubtful accounts

The allowance for doubtful accounts is provided based on the collectibility and aging analysis of notes and accounts receivable and other receivables.

7. Inventories

Fuel inventories are physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purposes at year-end. Valuation of inventories is based on the exchange rate prevailing at the end of the fiscal year.

8. Long-term equity investments accounted for under the equity method

(1) The equity method is applied where the Company holds more than 20% of the voting shares and can exercise significant influence over the investees. The difference between the investment cost and the stocks' net worth is amortized over five years on a straight-line basis. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5 "Long-term Investments in Equity Securities", the difference between initial investments and the stocks' net worth is no longer amortized. The amortized amount can not be reversed. If the investment cost is higher than the stock's net worth, the unamortized amount is recognized as goodwill. If the investment cost is less than the stock's net worth, the unamortized amount is recognized as deferred liability. Any additional difference is recognized in accordance with the guidelines related to amortization of acquisition cost, as stated in the SFAS No. 25. "Business Combination-Purchase Price Accounting". The unrealized revenue which occurred between the Company and its investee or occurred between investees in the period is eliminated.

(2) Foreign currency denominated financial statements of overseas subsidiaries and investees are translated into New Taiwan dollars in accordance with the Statement of Financial Accounting Standards (SFAS) No. 14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements". The translation differences are recorded as "cumulative translation adjustments" under stockholders' equity.

(3) The Company's consolidated financial statements are prepared in accordance with the SFAS No. 7 "Consolidated Financial Statements". Investee companies of which the Company holds more than 50% voting shares of an investee or the Company holds less than 50% voting shares of an investee, but has effective control over the investee are included in the consolidated financial statements.

9. Property, plant and equipment

(1) Property, plant and equipment are stated at cost plus capitalized interest and less accumulated depreciation and impairment. Expenditures incurred on major improvements or renewals that will increase the efficiency or prolong the useful lives of the assets are capitalized. Other expenditures related to regular maintenance and repairs are expensed as incurred. Gains or losses on disposal of property, plant and equipment are credited or charged to non-operating income in the year of disposal.

(2) Depreciation is calculated on a straight-line basis according to the respective assets' useful lives regulated by the Ministry of Finance plus one year for salvage value.

(3) For ships and equipment that are still in use after expiration of their useful life, depreciation is provided based on the original method and the reassessed useful life and salvage value. For other assets that are still in use after expiration of their useful life, depreciation is provided based on the original method to the extent that the salvage value falls below $3,000. Where impairment loss is recognized, property, plant and equipment shall be depreciated over their remaining useful life based on their carrying value adjusted for the impairment loss.

10. Asset impairment

(1) Pursuant to SFAS No. 35, the Company assesses indicators for impairment for all its assets within the scope of SFAS No. 35 at each balance sheet date. If impairment indicators exist, the Company shall then compare the carrying amount with the recoverable amount of the assets or the cash-generating unit ("CGU") and write down the carrying amount to the recoverable amount where applicable. Recoverable amount is the higher of fair value less costs to sell and the value in use. For previously recognized losses, the Company shall assess, on each balance sheet date, whether there is any indication that the impairment loss may no longer exist or may have decreased. If there is any such indication, the Company is required to recalculate the recoverable amount of the asset. If the recoverable amount increases as a result of the increase in the estimated service potential of the assets, the Company shall reverse the impairment loss to the extent that the carrying amount after the reversal would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the assets in prior years. Impairment loss (reversal) is classified as non-operating losses/ (income).

(2) The Company assesses the financial assets whether there is any objective evidence of impairment within the scope of SFAS No. 35 at each balance sheet date. Impairment calculation and recognition for financial assets with different valuation model is as follows:

a. Financial assets carried at amortized cost

When there is an objective evidence of impairment for financial assets carried at amortized cost, the impairment value is measured as the difference between the carrying amount and the present value of the expected future cash flows discounted at the original effective rate. The carrying amount of the financial assets is reduced through an allowance account, and impairment loss is recognized as profit or loss for the period. If, in a subsequent period, the amount of the impairment loss decreases, and the amount of the impairment loss is clearly due to an event occurring after the initial recognition of impairment, the previously recognized impairment loss shall be reversed through allowance account. However, the carrying value of financial assets shall not be higher than the amortized cost of unrecognized impairment after reversal. The reversed amount shall be recognized in the income statement.

b. Financial assets carried at cost

When there is an objective evidence of impairment for investments in unquoted equity instruments, the impairment loss is recognized as loss for the period. The amount for impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated cash flows discounted at the financial asset's effective interest rate at the time. Reversal of impairment loss recognized is not allowed for these assets.

c. Available-for-sale financial assets

When there is an objective evidence of impairment for available-for-sale financial assets, the cumulative net loss that had been recognized from equity is removed and recognized in profit or loss for the period. The amount to be recognized for impairment is the difference between the acquisition cost (minus principal recovered and any adjustments to amortization) and the current fair value or the recoverable amount with further deduction of the remaining amount of such financial assets after impairment loss has been deducted. The recovery values of available-for-sale financial assets are based on the present value of the expected future cash flows discounted at the similar original effective interest rate. If, in a subsequent period, the amount of the impairment loss decreases, such deduction in the amount of impairment loss for available-for-sale equity instruments can not be recognized in the income statement, but rather as adjustments in equity. However, if the subsequent decrease in the amount of the impairment loss is clearly due to an event occurring after the initial recognition of impairment, the previously recognized impairment loss can be reversed through profit or loss.

11. Deferred charges

Deferred charges refer to the expenses incurred for decoration, issuance of corporate bonds, computer software and cable installation. The expenses incurred for decoration are amortized on a straight-line basis over five years, expenses incurred for issuance of corporate bonds are amortized over the issuance period, expenses incurred for issuance of convertible bonds are amortized over the period from the issuance date to the expiry date of the redemption rights and the remaining are amortized over 2-3 years.

12. Convertible bonds

(1) Pursuant to the newly issued SFAS No. 36 "Disclosure and Presentation of Financial Instruments", the equity component of the compound financial instrument issued before the effective date (January 1, 2006) should not be separated from such compound instrument. In accordance with guideline stated in the Letter Chi-Mi-Tze No. 78 (95) issued by the Accounting Research and Development Foundation, the embedded derivative instrument that is not composed by equity should be separated with the main contract after judgment, the issuer does not have to separate the derivative component, but must continuously recognize interest compensation and premium or discount. The Company used same accounting method for corporate bonds issued before January 1, 2006. The difference between the issue price and face value of convertible corporate bonds is accounted for as premium or discount which is required to be amortized over the period from the date of issuance to maturity date in accordance with the interest method. Premium or discount on convertible corporate bonds with redemption options is required to be amortized over the period from the date of issuance to the expiry date of the redemption right. The excess of the redemption price over the face value of the convertible bonds is recognized as liability on interest compensation under the interest method during the period from the date of issuance to the expiry date of the redemption right.

(2) Conversion of convertible bonds is accounted for by the book value method. The unamortized premium or discount, issuance cost, accrued interest payable, interest payable by the bondholders, liability on interest compensation and the face value of the bonds are netted on the date of conversion, and the resulting net amount is reversed accordingly. The excess of the net amount over the par value of the converted stock is recorded as capital surplus.

(3) Where the bondholders do not exercise the redemption option before it expires, the interest compensation is amortized according to the interest method over the period from the date following the expiry date of the redemption option to the maturity date of the bonds. Where the market price of the stocks that can be converted from the convertible bonds on the expiry date of the redemption option exceeds the redemption price, the interest compensation recognized is reclassified to capital surplus.

13. Pensions

(1) The Company's pension plan applies to all permanent employees. For the first fifteen years of service, two points are rewarded for each year of service. For service period exceeding 15 years, one point is rewarded for each additional year of service with a maximum of 45 points allowed. Pensions paid upon retirement are based on the service period and the average monthly salary of the year prior to the approval of retirement. The Company's staff retirement and relief scheme has been revised several times and was approved by the Taipei City Government. The main purpose of the revision is to allow the employees transferred to related companies to apply for pensions as retired employees.

(2) Pursuant to the letter (91) Fu-Lao-2-Tze 09132271100 issued by the Taipei City Government on May 22, 2002 and the letter (91) Cai-Pei-Kuo-Shui-Shen-1-Tze 091003376 issued by the Taipei National Tax Administration Ministry of Finance (TNTA) on May 31, 2002, the Company revised the contribution rate for pension fund from 10.76% of the total monthly salary to 8.25% starting from March 2002. Pursuant to the letter (92) Bei-Shi-Lao-2-Tze 09232103200 issued by the Taipei City Government and the letter (92) Cai-Pei-Kuo-Shui-Shen-1-Tze 0920046375 issued by the TNTA on May 13, 2003, the contribution rate for pension fund was revised again from 8.25% of the total monthly salary to 9.6% starting from April 2003. The pension fund is deposited with the Central Trust of China in an exclusive account.

(3) The Labor Pension Act ("the Act"), which adopts a defined contribution scheme, took effect from July 1, 2005. In accordance with the Act, employees of the Company may elect to be subject to either the Act, and maintain their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees subject to the Act, the Company shall make monthly contributions to the employees' individual pension accounts on a basis no less than 6% of the employees' monthly wages.

(4) In accordance with the SFAS No. 18, "Accounting for Pension", the Company has recognized pension costs based on the actuarial report since 1995. Under the defined benefit pension scheme, net periodic pension cost is contributed based on the actuarial report, which includes current service cost, interest cost, expected rate of return on plan assets, and amortization of unrecognized net transition assets. The part of accumulated benefit obligation which exceeds fair value of pension fund is recorded as minimum pension liability on the balance sheet. Unrecognized net transition assets and net benefit obligation are amortized on a straight-line basis over 15 years. Prior service cost and gain or loss is amortized over the average remaining service period on a straight-line basis. While preparing interim financial statements, the amount of minimum pension liability is adjusted by the difference between net periodic pension cost and contribution. Under the defined benefit pension scheme, contribution is recognized in the year when the expenditures are incurred. The amount of the minimum pension liability does not have to be re-evaluated. In accordance with the SFAS No. 23 "Presentation and Disclosure for Interim Financial Reports", information related to pension is not disclosed.

14. Revenue recognition

Recognition of revenues is accounted for in accordance with the SFAS No. 32, "Accounting for Revenue Recognition".

15. Income taxes

(1) Projected income tax is estimated based on the expected taxable income for the current year. Difference between the estimated tax and the actual tax paid is recorded as an adjustment to income tax expense for the current year. An additional 10% tax is levied on unappropriated retained earnings, which is recorded as income tax expense in the year the tax is levied.

(2) Inter-period and intra-period income taxes are allocated in accordance with the SFAS No. 22, "Accounting for Income Taxes". Income tax effects arising from taxable temporary differences are recognized as deferred income tax liabilities. Income tax effects arising from deductible temporary differences, loss carryforwards and income tax credits are recognized as deferred income tax assets and a valuation allowance is provided based on the expected realizability of the deferred income tax assets. In accordance with the "Statute of Income Basic Tax Amount", effective January 1, 2006, the estimated basic tax amount payable in the future is considered by the Company in evaluating the realizability of deferred income tax assets.

(3) Income tax credits are accounted for in accordance with the SFAS No. 12, "Accounting for Income Tax Credits" and are recognized in the year the related expenditures are incurred.

16. Basic (diluted) earnings per share

Basic earnings per share is calculated based on the net income (loss) attributed to common stockholders and the weighted-average number of common shares outstanding during the period. Any capital increase (reduction) through cash infusion (withdrawal), treasury stock transactions or other factors that would cause a change in the number of outstanding shares are incorporated in the calculation on a weighted-average basis according to the circulation period. Adjustments are made retroactively to the weighted-average number of outstanding shares if there is any increase (decrease) in the number of outstanding shares which does not result in changes in the stockholders' percentage of equity interest. Where the effective dates of the above-mentioned events fall between the balance sheet date and the issue date of the financial statements, retroactive adjustments are also required. For the purpose of calculating diluted earnings per share, it is assumed that the convertible bonds are converted into the common stock on the date of issuance of the bonds, and the weighted-average number of outstanding shares is adjusted for the dilutive effect of the convertible bonds.

17. Foreign currency transactions

(1) Exchange of foreign currency transactions

Transactions of non-derivative financial instruments denominated in foreign currencies are recorded in New Taiwan dollars translated using the exchange rate on the date of the transaction. Any gain or loss incurred due to different exchange rate applied at the time of the actual exchange or settlement is recognized in the income statement for the current period. The carrying amounts of foreign currency denominated assets and liabilities at the balance sheet date are translated at the exchange rate on that date. In addition, any resulting foreign exchange rate gains or losses are recognized in the income statement for the current period. However, for equity instruments classified under available-for-sale financial assets, foreign exchange rate gain or loss is recognized as an adjustment in equity. Equity instruments accounted for by the cost method are measured at the historical exchange rate on the transaction date. For foreign currency denominated long term investments which are accounted for by the equity method, the measurement is based on the equity reported in the financial statements of the investee companies prepared in foreign currencies adjusted for translations. Foreign exchange rate gain or loss is then recognized as changes in cumulative translation adjustments under equity.

(2) Currency translation basis for foreign subsidiaries

The foreign currency financial statements of the subsidiaries accounted for under the equity method are translated into New Taiwan dollars. All assets and liabilities are translated by the exchange rate at the balance sheet date. Except for the beginning retained earnings which is translated by the exchange rate at the end of prior year, all other equity accounts are translated by the historical rate. The accounts in income statement are translated by the average exchange rate. The difference between the translated amount and the initial cost is recorded as "cumulative translation adjustment" under stockholders' equity.

18. Derivative financial instruments and hedge trading

(1) Oil swap and interest rate swap are utilized to hedge against fluctuations in interest rates and oil prices. The initial recognization and subsequent valuation of derivative financial instruments are carried at fair value. The assets are recognized for positive fair values, the liabilities are recognized for negative fair value.

(2) The changes in fair value of derivatives are recognized in the income statement when such instrument does not qualify for hedge accounting.

Hedge relationship is classified into following three categories:

a. Fair value hedges: to mitigate the risk of changes in the fair value of a recognized asset or liability or unrecognized commitment.

b. Cash flow hedges: to mitigate the risk of volatility in cash flow. The volatility is attributable to a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction that might affect profit or loss.

c. Hedge of net investment in a foreign operation: to mitigate the risk of the exchange rate fluctuations associated with net investment in a foreign operation.

The Company used cash flow hedge to avoid the exchange risk arising from existing commitments.

(3) The hedging relationship, management and strategy are documented at the beginning of a designated hedge. The hedge instruments, related hedge items or transactions and identification of hedged risk, and the method for measuring the hedge effectiveness, are also documented. The Company expects that the hedge could offset the volatility of fair value and cash flow during the period under hedge. The Company also assesses the effectiveness of hedge, and makes sure the hedge is highly effective during the period.

(4) In the case where the hedge trading meets the criteria of hedge accounting, the accounting for hedging is set forth below:

a. Fair value hedge

The fair value hedge is used to mitigate the risk of a fair value change of the recognized assets or liabilities, unrecognized commitment, or designated part of such items, which could arise from certain specific risk and affect income. In a fair value hedge, the gain or loss on the hedged items arising from hedged risks are recognized in the income statement. The gain or loss on derivative financial instruments measured at fair value on the subsequent measurement is also recognized in the income statement.

For the fair value hedge associated with hedged items that are initially measured at amortized cost, the adjustment is amortized under effective interest method by the budging period and recognized in the income statement. The amortization begins either when the adjustment is recognized or when hedge accounting ceases to apply.

For the unrecognized commitment that is designated as a hedge item, the cumulative fair value changes due to hedged risk are classified as assets or liabilities and recognized in the income statement.

The Company discontinues hedge accounting when the hedging instrument is settled, sold, terminated or exercised, no longer qualifies for hedge since it does not meet the criteria of hedge relationship, or when the Company decides to revoke the designation.

b. Cash flow hedge

Cash flow hedge avoids risk of volatility in cash flow arising from specific risks associated with recognized assets or liabilities, or highly expected transaction which will affect income statement. The gain or loss that is attributable to effective hedge is recognized in equity directly and that is attributable to ineffective hedge is recognized in income statement.

In the case where the expected transaction being hedged is likely to result in the recognition of financial assets or financial liabilities, the gain or loss previously recognized directly as adjustments in equity is to be transferred to income statement as profit or loss in the period when such assets or liabilities affect net income. In other case where the expected transaction under hedge is likely to result in the recognition of non-financial assets or non-financial liabilities, the gain or loss previously recognized directly as adjustments in equity for such hedging instrument is treated as valuation adjustments to the book value of such assets or liabilities.

When the occurrence of the expected transaction is deemed unlikely, the accumulated profit or loss previously recognized as adjustments in equity is recognized as profit or loss for the period. When hedging instruments are matured, sold, terminated or executed, or when the Company cancelled designated hedging instruments under initial recognition, the accumulated amount previously recognized directly as adjustments in equity remains in equity as an adjustment item when such expected transaction do occur. However, when such expected transaction is not likely to occur, the accumulated amount is recognized in current income.

c. Hedge of net investment in a foreign operation

Accounting for hedge of net investment in a foreign operation is similar to accounting for cash flow hedge. The hedge instruments are recognized directly in equity when deemed effective and recognized in the income statement when deemed ineffective. Cumulative gains or losses recognized as adjustments in equity are transferred to income statement upon disposal of foreign operation.

C. CHANGES IN ACCOUNTING PRINCIPLES

1. Effective January 1, 2006, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 34, "Accounting for Financial Instruments" and SFAS No. 36, "Presentation and Disclosure of Financial Instruments". All financial instruments on hand as of the effective date are recognized according to the following:

(1) Transaction which was designated as a hedge prior to the effective date

For designated hedge transaction prior to the effective date which does not qualify for conditions of an effective hedge accounting is no longer applicable since the effective date. No retroactive adjustment is required for prior year accounting and relative SFAS is to be complied with.

(2) Accounting for derivative instruments

The Company recognizes all derivative financial instruments either as assets or liabilities at fair value. With the exception of those designated as hedging instruments, the difference between the carrying value and the fair value of all derivative financial instruments is recognized as cumulative effect of changes in accounting principles.

(3) Accounting for financial instruments at fair value through profit or loss and amortized cost

The Company reclassified its financial assets and financial liabilities at fair value and amortized cost according to appropriated categories as of the effective date and measured each at fair value and amortized cost, respectively. Difference between the carrying value and the fair value of the financial instruments at fair value through profit or loss is recognized as cumulative effect of changes in accounting principles. Difference between the carrying value and the fair value of the financial instruments either measured at amortized cost or classified under the available-for-sale financial instruments, and the derivatives which are associated with cash flow hedge or net investment hedge for foreign operation are recognized directly in equity.

(4) Accounting for cash flow hedge

The Company reclassified the deferred income and loss incurred for cash flow hedge before the effective date that still qualify for conditions of an effective hedge since effective date to adjustment item in equity.

(5) Accounting for the non-monetary assets denominated in foreign currency

The Company revalues the costs of its non-monetary assets denominated in foreign currencies originally carried at costs using the prevailing exchange rate at the trade date. Cumulative loss originally recognized in equity is then transferred to other financial assets.

The effects of the above changes in accounting principles on the financial statements of the Company for the six-month period ended June 30, 2006 are set forth as follows:

	Recognized as Cumulative Effect of Changes in Accounting Principles		Recognized as Adjustments in Equity	
	Pre tax	After tax	Pre tax	After tax
Financial assets at fair value through profit or loss-current	$81,120	$74,891	$-	$-
Derivative financial assets held for hedging-current	-	-	169,983	127,487
Available-for-sale financial assets–non current	-	-	72,213	72,213
Held-to-maturity financial assets-non current	-	-	3,799	2,849
Debt investment with no active market-non current	-	-	(367)	(367)
Financial liabilities at fair value through profit or loss-current	(228,665)	(171,499)	-	-
Derivative financial liabilities held for hedging-non current	-	-	(75,574)	(56,681)
Financial liabilities accounted for by the cost method-non current	-	-	(9,004)	(9,004)
Total	$(147,545)	$(96,608)	$161,050	$136,497
Effect to EPS: (In dollars)				
Basic EPS	$(0.05)	$(0.03)		
Diluted EPS	$(0.05)	$(0.03)		

2. The difference between initial investment and the net worth of investees' equity for long-term investments under equity method was amortized on a straight line basis over 5 years. Pursuant to the newly revised SFAS No. 5, "Accounting for Long-Term Investment in Equity Securities", effective January 1, 2006, such difference is recognized in accordance with the guidelines related to amortization of acquisition costs, as stated in SFAS No. 25 "Business combination-Purchase Price Accounting". Difference attributable to goodwill is no longer amortized. Such changes in accounting principles had no effect on net income and EPS for the six-month period ended June 30, 2006.

3. Effective January 1, 2007, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 37, "Accounting for Intangible Assets". Such change in accounting principle had no effect on net income, EPS and total assets as of and for the six-month period ended June 30, 2007.

D. DETAILS OF SIGNIFICANT ACCOUNTS

1. Cash and cash equivalents

	June 30, 2007	June 30, 2006
Cash	$16,650	$11,017
Checking accounts	36,912	30,666
Demand deposits	8,655	4,401
Foreign currency deposits	1,676,392	1,148,128
Time deposits (New Taiwan dollars)	2,664,952	7,800
Time deposits (foreign currencies)	810,233	1,610,055
Cash equivalents - reverse repurchase bonds	-	1,262,000
Less: Unrealized foreign exchange loss	(20,655)	(17,995)
Net	$5,193,139	$4,056,072

(1) The interest rates on the above time deposits for the six-month periods ended June 30, 2007 and 2006 ranged from 0.52% to 5.25% and 2.06% to 5.37%, respectively.

(2) The interest rate on the reverse repurchase bonds for the six-month period ended June 30, 2006 ranged from 1.42% to 1.49%.

2. Financial assets at fair value through profits or loss

	June 30, 2007	June 30, 2006
Financial assets held for trading :		
Bond investments	$-	$3,948
Equity securities	67,210	99,741
Beneficiary certificates	1,463,541	3,038,713
Interest rate swap (IRS)	34,454	30,694
Currency exchange swap (CCS)	11,424	-
Oil swap	16,033	-
Foreign exchange rate option	319	-
Structural financial instruments	542,040	576,645
Equity-linked financial instruments	24,475	49,796
Subtotal	2,159,496	3,799,537
Less: Valuation adjustment	(35,863)	(71,019)
Net	$2,123,633	$3,728,518

(1) Effective January 1, 2006, the above financial assets are classified as financial assets held for trading. Under the SFAS No. 34 "Accounting for Financial Instruments", the fair value recognition method resulted in a favorable cumulative effect of changes in accounting principles of $74,891 (after tax) which was included in the net income for the six-month period ended June 30, 2006.

(2) As of June 30, 2007 and 2006, the outstanding interest rate swap contracts are set forth below:

In thousand dollars

June 30, 2007			June 30, 2006		
Contract Period	Notional Amount	Carrying Value	Contract period	Notional Amount	Carrying Value
08.27.03~08.27.07	USD5,000	$2,660	08.27.03~08.27.07	USD5,000	$7,474
05.28.04~09.16.07	USD1,400	737	05.26.04~09.16.07	USD4,000	1,661
05.07.04~05.07.07	USD10,000	-	05.07.04~05.07.07	USD10,000	6
08.27.03~08.27.07	USD7,500	4,013	08.27.03~08.27.07	USD7,500	11,255
03.18.05~03.18.09	USD10,000	7,323	03.16.04~03.16.09	USD10,000	2,894
05.07.04~05.07.07	USD10,000	-	05.07.04~05.07.07	USD10,000	554
03.16.05~03.16.09	USD15,000	10,192	03.16.04~03.16.09	USD15,000	4,022
07.02.04~07.02.09	USD25,000	9,312	04.26.05~04.26.10	USD25,000	2,828
08.19.03~08.19.08	NTD500,000	191	-	-	-
11.18.03~11.18.08	USD20,000	26	-	-	-
Total		$34,454			$30,694

(3) As of June 30, 2007 and 2006, the outstanding currency exchange swap contracts are set forth below:

In thousand dollars

June 30, 2007			June 30, 2006		
Contract Period	Notional Amount	Carrying Value	Contract period	Notional Amount	Carrying Value
09.14.06~09.14.07	USD3,000	$2,434	-	-	$-
03.22.07~12.20.07	USD3,000	164	-	-	-
03.20.07~12.06.07	USD3,000	381	-	-	-
04.27.07~05.03.08	USD3,000	3,473	-	-	-
06.28.07~12.28.08	USD3,000	4,972	-	-	-
Total		$11,424			$-

(4) As of June 30, 2007 and 2006, the outstanding oil swap contracts are set forth below:

In thousand dollars

	June 30, 2007			June 30, 2006		
	Contract Period	Notional Quantity (Ton)	Carrying Value	Contract Period	Notional Quantity (Ton)	Carrying Value
Oil Swap	09.06~02.09	7,692	$16,033	-	-	$-

(5) As of June 30, 2007 and 2006, the outstanding foreign exchange rate swap contracts are set forth below:

In thousand dollars

June 30, 2007			June 30, 2006		
Contract Period	Notional Amount	Carrying Value	Contract period	Notional Amount	Carrying Value
06.08.07~07.20.07	USD17,000	$319	-	-	$-

(6) As of June 30, 2007 and 2006, the contracts of structural financial instruments and equity-linked notes are set forth below:

In thousand dollars

	June 30, 2007		June 30, 2006	
	Notional Amount	Carrying Value	Notional Amount	Carrying Value
Structural financial instruments	USD12,230/ JPY508,150	$532,484	USD16,000/ NTD50,000	$554,074
Equity-linked notes	NTD20,500/ HKD1,000	24,544	NTD50,000	49,943
Total		$557,028		$604,017

(7) As of June 30, 2007 and 2006, the above financial instruments were not pledged as collateral for issuance of commercial papers.

3. Held–to-maturity financial assets-current

	June 30, 2007	June 30, 2006
Bond investments due within one year	$-	$25,455

Please refer to Note D.10 for details of the above bond investments.

4. Derivative financial assets for hedging-current

	June 30, 2007			June 30, 2006		
	Contract Period	Notional Amount (tons)	Carrying Value	Contract Period	Notional Amount (tons)	Carrying Value
Oil Swap	-	-	$-	02.06-07.06	5,000	$9,613
〃	-	-	-	02.06-07.06	5,000	9,291
〃	-	-	-	02.06-07.06	5,000	9,659
〃	-	-	-	04.06-09.06	15,000	28,604
〃	-	-	-	02.06-07.06	5,000	9,653
Total			$-			$66,820

(1) Effective January 1, 2006, the Company recorded those that qualify as effective hedging instrument under the SFAS No. 34 "Accounting for Financial Instruments" at fair value resulting in a favorable unrealized gain of $127,487 (after tax) which was recognized under equity and was not included in the net income for the six-month period ended June 30, 2006.

(2) For details on risk management and hedging strategy of the above oil swap, please refer to Note J.

5. Accounts receivable, net

	June 30, 2007	June 30, 2006
Non-related parties	$816,713	$1,532,451
Less: unrealized foreign exchange loss	(4,268)	18,756
Less: allowance for doubtful accounts	(1,577)	(1,577)
Subtotal	810,868	1,549,630
Related parties	157,273	436,065
Net	$968,141	$1,985,695

6. Other receivables

	June 30, 2007	June 30, 2006
Non-related parties		
Accrued income	$9,804	$2,794
Tax refund receivable	19,130	47,595
Accounts receivable from disposal of investment	180,008	50,477
Current portion of long-term installment receivables	256,049	59,521
Others	96,392	146,727
Subtotal	561,383	307,114
Related parties		
Dividend receivable	388,856	531,770
Others	493,340	172,840
Subtotal	882,196	704,610
Total	$1,443,579	$1,011,724

Please refer to Note D12 for details regarding the current portion of long-term installment receivables.

7. Other financial assets – current

	June 30, 2007	June 30, 2006
Future transaction margin	$106,894	$2,814

8. Inventories

	June 30, 2007	June 30, 2006
Fuel	$465,125	$570,566

9. Other current assets

	June 30, 2007	June 30, 2006
Agency accounts	$3,130,755	$3,833,158
Agency reciprocal accounts	36,773	29,248
Temporary debits	100,902	41,380
Total	$3,268,430	$3,903,786

(1) Agency accounts

The Company has entered into agreements with foreign agents to deal with the port formalities related to foreign ports such as arrival and departure of ships, cargo loading, discharging and forwarding, collection of freight and payment of expenses incurred with foreign ports. The above transactions are booked in the agency accounts.

(2) Agency reciprocal accounts

The Company has been appointed by Evergreen International S.A., Greencompass Marine S.A., Italia Marittima S.P.A. and Hatsu Marine Limited as their agent to pay the petty cash required by their vessels, crew salaries and insurance premiums in Taiwan. The above transactions are booked in the agency reciprocal accounts.

10. Long-term investments

	June 30, 2007	June 30, 2006
Available-for-sale financial assets – non current	$711,860	$586,680
Financial assets carried at cost – non current	1,492,397	2,182,966
Debt investment with no active market- non current	11,726	12,709
Long-term equity investment accounted for under the equity method	58,250,439	57,243,081
Other long-term investment	312	312
Total	$60,466,734	$60,025,748

(1) Available-for-sale financial assets - non current：

	June 30, 2007		June 30, 2006	
	Amount	Ownership (%)	Amount	Ownership (%)
Central Reinsurance Corp.	$490,801	8.45	$490,801	8.45
Fubon Financial Holding Co., Ltd.	7,087	0.04	7,344	0.04
Subtotal	497,888		498,145	
Plus: valuation adjustment	213,972		88,535	
Total	$711,680		$586,680	

a. Effective January 1, 2006, the Company classified the above financial assets as available-for-sale financial assets-non-current at fair value according to the SFAS No. 34 "Accounting for Financial Instruments" resulting in a favorable unrealized gain of $72,213 (after tax) which was recognized under equity and was not included in the net income for the six-month period ended June 30, 2006.

b. As of June 30, 2007 and 2006, the above financial assets were not pledged as collateral.

(2) Held-to-maturity financial assets – non current

	June 30, 2007			
	Face Value	Period	Interest rate (%)	Amount
Container Terminal Development Bonds	KRW750,000 thousand dollars	11.26.99~11.26.06	8.00	$-
Add: Unrealized exchange gain				-
Total				-
Less: due within one year				-
Due over one year				$-

	June 30, 2006			
	Face Value	Period	Interest rate (%)	Amount
Container Terminal Development Bonds	KRW 750,000 thousand dollars	11.26.99~11.26.06	8.00	$20,472
Add: Unrealized exchange gain				4,983
Total				25,455
Less: due within one year				(25,455)
Due over one year				$-

a. Effective January 1, 2006, the Company classified the above financial assets as held-to-maturity financial assets - non-current which were adjusted at the prevailing exchange rate on effective date under the SFAS No. 34 "Accounting for Financial Instruments". Such adjustment resulted in a favorable unrealized gain of $2,849 (after tax) which was recognized under equity and was not included in the net income for the six-month period ended June 30, 2006.

b. As of June 30, 2007 and 2006, the above financial assets were not pledged as collateral.

(3) Financial assets carried at cost - non current:

	June 30, 2007		June 30, 2006	
	Amount	Ownership (%)	Amount	Ownership (%)
Non-listed securities				
Top Logis Inc.	$22,100	14.79	$ -	-
Power World Fund Inc.	14,603	5.68	27,272	5.68
Fubon Securities Finance Co., Ltd.	190,322	4.93	190,322	4.93
Linden Technologies, Inc.	15,372	2.53	15,372	2.53
Taiwan HSR Consortium	1,250,000	2.51	1,250,000	2.53
Taiwan Fixed Network Co., Ltd.	-	-	700,000	1.08
Well Long Information Co., Ltd.	-	0.14	-	0.14
Total	$1,492,397		$2,182,966	

a. In April 2007 and July 2006, Power World Fund Inc. (PWF) reduced its capital at a conversion rate of 18.93% and 33.93%, respectively. The amount returned to the stockholders was $10 (in dollars) par value per share. As a result of the capital reduction, the proceeds received by the Company based on its proportionate equity interest in PWF were $3,408 and $9,261, respectively, and the carrying amount of the Company's investment in PWF was written down by $3,408 and $9,261, respectively. No gain or loss was incurred.

b. In April 2007, Taishin International Electrity Co., Ltd. purchased publicly shares of Taiwan Fixed Network Co. Ltd. The Company sold all its shares of Taiwan Fixed Network based on the purchase price of $8.3 per share. The Company's investment cost was $700,000, and the purchase price was $581,000. As a result, a realized impairment loss of $119,000 was recognized for the six-month period ended June 30, 2007.

c. On October 4, 2006, the Company's Board of Directors passed a resolution to participate in the issuance of common stocks for cash by Top Logis Inc. and acquired 962 thousand common shares and 1,502 thousand preferred shares at $2.01 and $0.4 (in dollars) per share, respectively, resulting to a total investment of $22,100 which is recorded under financial assets carried at cost.

d. As of June 30, 2007 and 2006, the above financial assets were not pledged as collateral.

(4) Debt investment with no active market:

Item	Period	Coupon rate	June 30, 2007	June 30, 2006
Convertible Bond—Tuntex (Thailand) Public Company Limited	03.10.05~ 03.10.13	0%	$11,384	$12,030
Add: unrealized exchange gain			342	679
Total			$11,726	$12,709

a. In 1997, the Company purchased US$180 thousand of the convertible bonds issued by Tuntex (Thailand) Public Company Limited (Tuntex). As Tuntex encountered financial difficulties, it defaulted at maturity of the bonds. Accordingly, the Company fully recognized the losses on the bonds in 2001. Tuntex subsequently filed an application to the court for corporate restructuring and reached a consensus with the creditors to reissue the abovementioned bonds. The convertible bonds allocated to the Company were recorded at their face value of THB15,737 thousand (NT$12,581 thousand), and the Company recognized $12,581 income under "non-operating income – others" for the six-month period ended June 30, 2006.

b. Effective January 1, 2006, the Company reclassified the above financial assets as Bond investments with no active market - non-current which was also restated at amortized cost and adjusted by the prevailing exchange rate on the effective date under the SFAS No. 34 "Accounting for Financial Instruments". Such adjustment resulted in an unfavorable unrealized loss of $367 (after tax) which was recognized under equity and was not included in the net income for the six-month period ended June 30, 2006.

c. For stock conversion right of the above convertible bonds, please refer to Note D.19.

d. As of June 30, 2007 and 2006, the above financial asset was not pledged as collateral.

(5) Long-term investment under equity method:

	June 30, 2007		June 30, 2006	
	Amount	Ownership (%)	Amount	Ownership (%)
Peony Investment S.A.	$41,291,153	100.00	$40,115,161	100.00
Taiwan Terminal Service Co., Ltd.	69,839	55.00	77,051	55.00
Charng Yang Development Co., Ltd.	445,474	40.00	415,336	40.00
Evergreen International Storage and Transport Corporation	7,396,154	39.74	7,271,653	39.74
Evergreen Security Corporation	53,576	31.25	46,240	31.25
EVA Airways Co.	8,665,451	19.37	9,163,493	20.02
Taipei Port Container Terminal Corporation	328,792	20.00	151,870	20.00
Toplogis Technology Corporation	-	-	2,277	25.00
Total	$58,250,439		$57,243,081	

a. The initial cost of investments and investment gain (loss) recognized for equity accounted investees of the Company are listed as follows:

	For The Six-Month Periods Ended June 30,			
	2007		2006	
	Initial Cost	Gain (Loss)	Initial Cost	Gain (Loss)
Peony Investment S.A.	$15,502,739	$291,687	$15,502,739	$(1,661,330)
Taiwan Terminal Service Co., Ltd.	55,000	4,651	55,000	7,086
Charng Yang Development Co., Ltd.	320,000	18,576	320,000	13,340
Evergreen International Storage and Transport Corporation	4,753,514	180,522	4,753,514	57,881
Evergreen Security Corporation	25,000	5,190	25,000	5,412
EVA Airways Co.	9,267,879	(327,039)	9,267,879	(180,909)
Taipei Port Container Terminal Corporation	340,000	(1,434)	160,000	(1,349)
Toplogis Technology Corporation	-	-	10,000	(1,786)
Total	$30,264,132	$172,153	$30,094,132	$(1,761,655)

b. The investment income recognized for the above investees accounted for under the equity method was based on their financial statements audited by independent auditors for the corresponding periods except for Taiwan Terminal Service Co., Ltd., Evergreen International Storage and Transport Corporation and Taipei Port Container Terminal Corporation. For the six-month periods ended June 30, 2007 and 2006, investment income of $172,153 and investment loss of $1,761,655 was recognized, respectively.

c. On March 1, 2006, the Company's Board of Directors passed a resolution for the Company to infuse additional cash in EVA Airways Co. as a shareholder. The Company subscribed 58,159 thousand shares at $12 (in dollars) per share amounting to $697,906. The ownership decreased to 19.37% after the additional cash infusion. Therefore, the retained earnings decreased by $14,511. As of June 30, 2007 and 2006, percentage of ownership was 19.37% and 20.02%, respectively.

d. On October 4, 2006, the Company's Board of Directors passed a resolution to sell all shareholdings in Toplogis Technology Corporation at $2.1 per share. With a disposal price of $2,100 and a carrying value of $2,254, the Company incurred an investment loss of $154.

e. On April 19, 2007, the Company's Board of Directors passed a resolution for the Company to infuse additional cash in Taipei Port Container Terminal Corporation as a shareholder. The Company subscribed 18,000 thousand shares at $10 (in dollars) per share amounting to $180,000. As of June 30, 2007 and 2006, percentage of ownership was 20%.

f. As of June 30, 2007 and 2006, the above long-term equity investments were not pledged as collateral.

(6) Other long-term investment

	June 30, 2007	June 30, 2006
Membership fee and service charges paid to Marshall golf country club	$312	$312

11. Property, plant and equipment, net

	June 30, 2007		
	Cost	Accumulated Depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings	1,512,002	396,119	1,115,883
Loading/discharging equipment	4,391,778	3,034,110	1,357,668
Computer equipment	137,096	91,865	45,231
Transportation equipment	12,755,055	10,472,458	2,282,597
Ships and equipment	5,770,086	4,123,595	1,646,491
Dock facilities	418,813	-	418,813
Office equipment	216,017	155,352	60,665
Subtotal	27,199,706	18,273,499	8,926,207
Prepayments for equipment	215,821	-	215,821
Total	$27,415,527	$18,273,499	$9,142,028

	June 30, 2006		
	Cost	Accumulated Depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings	1,511,958	366,385	1,145,573
Loading/discharging equipment	4,158,619	2,795,066	1,363,553
Computer equipment	136,181	70,749	65,432
Transportation equipment	16,214,619	13,755,176	2,459,443
Ships and equipment	8,232,438	6,126,745	2,105,693
Dock facilities	622,238	-	622,238
Office equipment	212,393	147,408	64,985
Subtotal	33,087,305	23,261,529	9,825,776
Prepayments for equipment	475,406	-	475,406
Total	$33,562,711	$23,261,529	$10,301,182

(1) Please refer to Note E for details on the related party transactions associated with property, plant and equipment and Note F for details on assets pledged as collateral.

(2) All the aforementioned ships and equipment have been insured based on the market value of each vessel or the requirement of the creditor banks. As of June 30, 2007 and 2006, the insurance coverage amounted to USD101,000 thousand and USD87,500 thousand, respectively. In addition, the ships were covered by the protection and indemnity insurance with GARD. The indemnity amounts were unlimited except for oil pollution which was limited to USD 8 billion and USD 10 billion as of June 30, 2007 and 2006, respectively.

(3) The Company's loading/discharging equipment has been covered by the general insurance for construction machinery with insurance coverage amounting to $2,008,896 and $1,813,055 as of June 30, 2007 and 2006, respectively. The fire insurance coverage for office equipment was $1,335,715 and $1,383,185 as of June 30, 2007 and 2006, respectively. Container facilities were insured with full coverage amounting to USD234,725 thousand and USD260,612 thousand as of June 30, 2007 and 2006, respectively.

(4) The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Pier No. 116 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 16 years commencing from the date of completion. Upon expiration of the 16-year period, the Company is obliged to return the pier to the Bureau but has the priority to lease the pier. The construction project was reclassified to dock facilities upon its completion on January 1, 1992, and is amortized on a straight-line basis over 16 years with the amortization charged to loading/discharging expenses.

(5) The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Piers No. 79~81 of Kaohsiung Harbor. The Company is entitled to use the piers free of charge for 10 years commencing from the date of completion. Upon expiration of the 10-year period, the Company is obliged to return the piers to the Bureau but has the priority to lease the piers. The construction project was reclassified to dock facilities upon its completion in the beginning of 2000, and is amortized on a straight-line basis over 10 years with the amortization charged to loading/discharging expenses.

12. Long-term installment receivables

	June 30, 2007	June 30, 2006
Receivables from sales of vessels	$328,902	$403,864
Less: Unrealized foreign exchange loss	(16,555)	(25,774)
Total	312,347	378,090
Less: Current portion	(256,049)	(59,521)
Long-term installment receivables, net	$56,298	$318,569

(1) The above installment receivables were derived from the sale of four vessels, GLEE, GLOW, GRUP and GALT, in 2001 and 2002 with a total price of USD54,648 thousand. The interest charged on the receivables is LIBOR (London InterBank Offered Rate) plus 1.5%. As of June 30, 2007 and 2006, the accrued amount of the receivables was USD9,511 thousand and USD11,676 thousand, respectively.

(2) As of June 30, 2007, details of the long-term installment receivables to be collected in the following years are as follows (expressed in thousand dollars):

Expiration	Amount
Within 1 year	USD 7,797
1~2 years	1,143
2~3 years	571
Total	USD 9,511

13. Short-term loans

Creditor	Contract Type	Contract Period	June 30, 2007	June 30, 2006
First Bank	Credit Loan	06.25.07~07.02.07	$85,000	$-
First Bank	Credit Loan	06.30.06~07.03.06	-	100,000
Taishin Bank	Credit Loan	06.27.07~07.03.07	700,000	-
Hua Nan Bank	Credit Loan	06.26.07~07.02.07	300,000	-
Jihsun Bank	Credit Loan	06.05.07~07.02.07	300,000	-
Tcb-bank	Credit Loan	06.26.07~07.02.07	29,000	-
Tokyo-Mitsubishi	Credit Loan	06.29.07~07.11.07	365,000	-
Tokyo-Mitsubishi	Credit Loan	06.27.07~07.06.07	248,000	-
Tokyo-Mitsubishi	Credit Loan	06.28.07~07.09.07	339,000	-
Tokyo-Mitsubishi	Credit Loan	06.28.07~07.02.07	28,000	-
Taipei Fubon	Credit Loan	06.29.07~07.06.07	500,000	-
Mizuho Bank	Credit Loan	06.29.07~07.09.07	300,000	-
Total			$3,194,000	$100,000

As the above short-term loans were all credit loans, none of them was secured with collaterals. The interest rate was 2.20%~2.5% and 1.62% for the six-month periods ended June 30, 2007 and 2006, respectively.

14. Financial liabilities at fair value through profit or loss - current

Financial liabilities for trading:

	June 30, 2007			June 30, 2006		
	Contract Period	Notional Amount/ Unit (ton)	Carrying Value	Contract Period	Notional Amount/ Unit (ton)	Carrying Value
IRS	07.23.02~ 07.23.07	NTD62,500	$260	07.23.02~ 07.23.07	NTD187,500	$1,808
〃	07.17.03~ 07.17.08	NTD500,000	15,954	11.18.03~ 11.18.08	USD20,000	105
〃	-		-	07.17.03~ 07.17.08	NTD500,000	30,308
〃	-		-	06.30.04~ 07.02.09	USD25,000	3,974
〃	-	-	-	05.05.05~ 05.05.10	USD25,000	2,482
〃	-	-	-	08.19.03~ 08.19.08	NTD500,000	8,289
Subtotal			16,214			46,966
Oil Swap	02.07~01.09	-	15,116	04.05~06.07	-	4
〃	03.07~02.09	-	25,690	07.04~06.07	-	7
〃	03.07~02.09	-	30,210	-	-	-
〃	07.07~12.07	-	30,631	-	-	-
	07.07~12.07	-	520	-	-	-
Subtotal			102,167			11

	June 30, 2007			June 30, 2006		
	Contract Period	Notional Amount/ Unit (ton)	Carrying Value	Contract Period	Notional Amount/ Unit (ton)	Carrying Value
FX Option	06.06.07~ 07.26.07	JPY2,200,000	280	09.25.01~ 12.13.06	JPY1,920,000	2
〃	05.05.04~ 05.05.09	EUR50,000	24,109	05.05.04~ 05.05.09	EUR25,000	37,740
〃	10.04.01~ 12.08.11	527,000	115,451	10.04.01~ 03.12.08	USD37,235	7,120
Subtotal			139,840			44,862
CCS	01.07~01.08	USD2,000	8,509	09.03~03.07	USD6,250	12,247
〃	03.07~03.08	USD2,000	27,025	09.03~03.07	USD2,500	6,826
〃	04.07~04.08	USD3,000	2,357	-	-	-
〃	04.07~07.08	USD3,000	9,195	-	-	-
〃	05.07~11.07	USD3,000	6,303	-	-	-
〃	06.07~04.09	USD3,000	110,014	-	-	-
〃	05.07~05.08	USD3,000	2,845	-	-	-
Subtotal			166,248			24,073
Total			$424,469			$115,912

(1) Effective January 1, 2006, the Company classified the above financial instruments at fair value under the SFAS No. 34 "Accounting for Financial Instruments" resulting in an unfavorable

cumulative effect of changes in accounting principles of $171,499 (after tax) and was included in the net income for the six-month period ended June 30, 2006.

(2) For the disclosure of interest rate risk, credit risk and fair value of the above derivative financial liabilities, please refer to Note J.

15. Accrued expenses

	June 30, 2007	June 30, 2006
Accrued expenses	$142,866	$214,162
Estimated accrued expenses	3,362,285	2,807,999
Add: Unrealized foreign exchange loss	10,048	21,141
Total	$3,515,199	$3,043,302

The estimated accrued expenses represent the estimated expenses to be incurred with the foreign agents and on the agency services rendered by the Company to the foreign marine transportation companies. The estimated accrued expenses as of December 31, 2006 were $3,724,730, of which $2,209,766 was reversed as of June 30, 2007, constituting 59.33% of the estimated amount. The estimated accrued expenses as of December 31, 2005 were $2,544,448, of which $2,192,499 was reversed as of June 30, 2006, constituting 86.17% of the estimated amount.

16. Other payables

	June 30, 2007	June 30, 2006
Non-related parties		
Accrued expenses	$2,604	$4,096
Dividends payable	905,136	4,931,356
Remuneration to directors and supervisors and bonus to employees	40,620	130,400
Others	55,192	80,381
Subtotal	1,003,552	5,146,233
Related party		
Payables on equipment	-	1,251,542
Total	$1,003,552	$6,397,775

17. Long-term liabilities due within one year

	June 30, 2007	June 30, 2006
Corporate bonds payable	$1,500,000	$4,000,000
Long-term bank loans	1,230,000	1,231,333
Total	$2,730,000	$5,231,333

18. Derivative financial liabilities for hedging – non current

	June 30, 2007			June 30, 2006		
	Contract period	Notional amount	Carrying value	Contract period	Notional amount	Carrying value
IRS	06.03.03 06.03.08	NTD300,000	$4,646	06.03.03~ 12.03.08	NTD300,000	$9,180
〃	06.05.03~ 06.05.08	NTD200,000	3,106	06.03.03~ 12.05.08	NTD200,000	6,136
〃	-	-	-	08.27.02~ 06.27.07	NTD120,000	886
Total			$7,752			$16,202

(1) Effective January 1, 2006, the Company recorded those that qualify as effective hedging instrument under the SFAS No. 34 "Accounting for Financial Instruments" at fair value resulting in an unfavorable loss of $56,681 (after tax) which was recognized under equity and was not included in the net income for the six-month period ended June 30, 2006.

(2) For the disclosure of interest rate risk, credit risk and fair value of the above derivative financial liabilities, please refer to Note J.

19. Financial liabilities carried at cost - non current

	Item	Conversion date	June 30, 2007	June 30, 2006
Stock conversion Right	Tuntex (Thailand) Public Company Limited	03.10.13	$9,004	$9,004

The above financial liability is the embedded stock conversion right obtained by the Company through acquisition of convertible corporate bond issued by Tuntex (Thailand) Public Company Limited (TUNTEX) during the first quarter of 2005. As stated in the terms of the agreement, TUNTEX can choose either to pay back by cash at face value of corporate bonds (THB15,737 thousand dollars) or convert to stock on the maturity date. On initial acquisition, such transaction was not recorded separately; however, in accordance with the SFAS No. 34 "Accounting for Financial Instruments" effective January 1, 2006, the initial acquisition amount of convertible bonds was discounted at the effective interest rate, resulting in a present value of THB 11,263 thousand (converted into NTD 9,004 thousand dollars). As a result, an unfavorable unrealized loss of $9,004 (after tax) was recognized in equity, and was not included in the net income for the six-month period ended June 30, 2006, and subsequently measured at cost using the historical exchange rate.

20. Corporate bonds payable

	June 30, 2007	June 30, 2006
Eighth secured corporate bonds	$-	$1,500,000
Ninth secured corporate bonds	-	1,000,000
Tenth secured corporate bonds	-	1,500,000
Eleventh secured corporate bonds	1,500,000	1,500,000
First unsecured convertible bonds	1,634,300	1,634,400
Second unsecured convertible bonds	1,343,800	1,481,800
Add: Accrued interest compensation	7,388	7,962
Subtotal	4,485,488	8,624,162
Less: Current portion	(1,500,000)	(4,000,000)
Non-current portion	$2,985,488	$4,624,162

(1) Please refer to Schedules 1 ~ 2 for details of the terms on the above corporate bonds.

(2) On January 12, 2004, the Company issued its first unsecured domestic convertible bonds (referred herein as the "Bonds") at face value, totaling $4 billion. The major terms on the issuance are set forth below:

a. Period: 5 years (January 12, 2004 to January 11, 2009)

b. Coupon rate: 0% per annum

c. Principal repayment and interest payment

Unless the Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Bonds.

d. Collaterals

The Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the bondholders to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e. Redemption of the Company's option

(a) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 50% of the conversion price for a period of 30 consecutive trading days, the Company may redeem 100% of the outstanding bonds in cash at the redemption price calculated based on the predetermined yield rate on redemption within 30 trading days after the abovementioned 30 consecutive trading days. The yield rate on redemption is 0.20% per annum during the period from 3 months to 3 years after the Bonds' issuance. During the period from 3 years after the Bonds' issuance to 40 days before the maturity of the Bonds, the Bonds are redeemable at their face value.

(b) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the total amount of the Bonds outstanding after the conversion by the bondholders is less than $400 million (10% of the total issued amount), the Company may redeem the outstanding bonds in cash in accordance with the terms stated in Paragraph (a) above.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f. Redemption of the bondholders' option

During the period from 30 days before the 3-year maturity of the Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value plus interest compensation (i.e. 100.60% of the face value with a yield rate of 0.20% per annum).

g. Terms on conversion

(a) Conversion period

The bondholders may convert the Bonds into the Company's common stock during the period from 3 months after the Bonds are issued to 10 days before the maturity of the Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price is the lowest of the three average closing prices of the Company's common stock during the 10, 15 and 20 trading days before October 3, 2003 multiplied by 115%. If any cash or stock dividends are distributed before October 3, 2003, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Bonds was set at $28.60 (in dollars). On June 30, 2007, the adjusted conversion price was $21.85 (in dollars).

h. Others

(a) Entitlement to cash dividends

The bondholders who request to convert the Bonds on a date which is more than 3 trading days before the announcement of cash dividends are entitled to the cash dividends resolved by the stockholders in the current year.

The bondholders who request to convert the Bonds 3 trading days before the announcement of cash dividends or later are not entitled to the cash dividends resolved by the stockholders in the current year, but are entitled to the cash dividends resolved by the stockholders in the following year.

(b) The affiliated companies of the Company may subscribe the Bonds, but do not have the right to convert the Bonds into the Company's common stock.

(3) On September 6, 2004, the Company issued its second unsecured domestic convertible bonds (referred herein as the "Second Bonds") at face value, totaling $4.5 billion. The major terms on the issuance are set forth below:

a. Period: 5 years (September 6, 2004 to September 5, 2009)

b. Coupon rate: 0% per annum

c. Principal repayment and interest payment

Unless the Second Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Second Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Second Bonds.

d. Collaterals

The Second Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Second Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e. Redemption of the Company's option

(a) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 50% of the conversion price for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Second Bonds within 30 trading days after the abovementioned 30 consecutive trading days.

(b) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the total amount of the Second Bonds outstanding after the conversion by the bondholders is less than $450 million (10% of the total issued amount), the Company may redeem the outstanding bonds at their face value any time during the 40 days before the maturity of the Second Bonds.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f. Redemption of the bondholders' option

During the period from 30 days before the 3.5-year maturity of the Second Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value.

g. Terms on conversion

(a) Conversion period

The bondholders may convert the Second Bonds into the Company's common stock during the period from 1 month after the Second Bonds are issued to 10 days before the maturity of the Second Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price can be any of the three average closing prices of the Company's common stock during the 1, 3 and 5 trading days before August 24, 2004 multiplied by 103%. If any cash or stock dividends are distributed before August 24, 2004, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Second Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Second Bonds was set at $28.50 (in dollars). On June 30, 2007, the adjusted conversion price was $18.27 (in dollars).

h. Entitlement to cash dividends

The bondholders who request to convert the Second Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Conversion of the Second Bonds is prohibited during the period from 3 trading days before the announcement of cash or stock dividends to the ex-dividend date.

The bondholders who request to convert the Second Bonds during the period from the date following the ex-dividend date to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

21. Long-term loans

Long-term bank loans:

Creditor	Type	Period	June 30, 2007	June 30, 2006
Bank of Taiwan	Secured	12.17.02 - 08.06.07	$-	$297,000
〃	〃	06.30.06 -06.30.09	1,066,666	1,600,000
〃	Unsecured	06.20.07 – 05.04.12	519,500	-
〃	〃	09.29.06 – 09.29.09	1,666,667	-
The Export-Import Bank of the Republic of China	〃	08.27.02 – 08.27.07	-	120,000
Bank of East Asia	〃	01.23.06 – 01.23.09	300,000	300,000
Calyon Corporate and Investment Bank	〃	06.06.03 – 06.06.08	-	500,000
〃	〃	06.06.03~09.29.08	500,000	-
First Commercial Bank	〃	06.23.06~07.23.06	-	300,000
Industrial Bank of Taiwan	〃	11.11.03 ~ 11.11.07	30,000	120,000
China Development Industry Bank	〃	06.29.07~06.29.09	1,000,000	-
Cathay United Bank	〃	12.22.06 – 12.22.11	20,000	-
Total			5,102,833	3,237,000
Less: Current portion			(1,230,000)	(1,231,333)
Non-current portion			$3,872,833	$2,005,667

The interest rate ranged between 2.18%~3.3605% and 2.075%~2.475% for the six-month periods ended June 30, 2007 and 2006, respectively. Please refer to Note F for details of the collaterals pledged for the above long-term loans.

22. Capital stock

(1) As of June 30, 2007 and 2006, the Company's authorized capital was $36,000,000 and $33,000,000, respectively, and the paid-in capital was $29,234,827 and $27,251,676, respectively, divided into 2,923,483 thousand and 2,725,168 thousand shares of common stocks, respectively, with a par value of $10 per share.

(2) On June 23, 2006, the Company's stockholders resolved to increase capital by capitalizing $1,907,617 of retained earnings. Accordingly, 190,762 thousand new shares were issued with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $29,159,293. The capital increase was approved by the Financial Supervisory Commission of Executive Yuan on July 12, 2006 as per Letter Jin-Kuan-Zheng-(1)-Zi No. 0950130032 with the effective capital increase date set on August 20, 2006.

(3) Details of the common stock converted from the unsecured domestic convertible bonds issued by the Company for the six-month periods ended June 30, 2007 and 2006 are set forth below:

	For The Six-Month Periods Ended June 30,			
	2007		2006	
	No. of Shares (in '000)	Amount	No. of Shares (in '000)	Amount
First unsecured convertible bonds	-	$-	-	$-
Second unsecured convertible bonds	7,553	75,534	17,643	176,430
Total	7,553	$75,534	17,643	$176,430

23. Capital surplus

Under the Company Law, capital surplus arising from share issue premium and endowments received can be capitalized when the Company does not incur losses, provided that the annual amount capitalized shall not exceed 10% of the Company's paid-in capital. The remainder can only be used to offset losses. Additionally, pursuant to the Securities and Exchange Law and the Company Law, capitalization of the capital surplus is not allowed until the following year after the capital surplus is registered. Moreover, capital surplus shall not be used to cover losses unless the legal reserve is insufficient.

24. Appropriation of retained earnings and dividend policy

(1) The sections of the Company's Articles of Incorporation applicable to the appropriation of the 2005 earnings are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company shall first make provision for income tax, and cover prior years' losses, then appropriate 10% of the residual amount as legal reserve. Dividends shall be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees shall be at least 1% of the total distributed amount and the remuneration paid to the directors and supervisors shall not exceed 5% of the total distribution amount. The Company is currently at the stable growth stage. To facilitate future expansion plans, distribution to stockholders shall be in the form of both cash and stocks with proportions at 0%~50% and 100%~50%, respectively. To maintain the Company's earnings per share at a certain level and in consideration of the impact of stock dividends on the Company's financial performance, the proportions of cash and estimated earnings per share for the year in which the dividends are distributed decrease by more than 20% compared to prior year. The Company can also adjust the cash and stock dividends with proportions at 100%~50% and 0%~50%, respectively, based on the Company's financial situation.

(2) On June 23, 2006, the Company's board of directors resolved to amend the Company's policy on dividends and distribution of earnings effective 2006. The newly revised policies are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company shall first make provision for income tax, and cover prior years' losses, then appropriate 10% of the residual amount as legal reserve. Dividends shall be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees shall be at least 0.5% of the total distributed amount and the remuneration paid to the directors and supervisors shall not exceed 5% of the total distributed amount. The Company is currently at the stable growth stage. In order to facilitate future expansion plans, dividends to stockholders are distributed mutually in the form of both cash and stocks with the basic principle that the ratio of cash dividends to total stock dividends shall not be lower than 10%.

(3) Legal reserve

Pursuant to the Company Law, the Company is required to set aside 10% of its annual after-tax net income as legal reserve until the balance of such reserve equals the Company's paid-in capital. Utilization of the legal reserve is limited to offsetting deficits and capital increase. Appropriation of the legal reserve as cash dividends is prohibited.

(4) Special reserve

If there is any negative stockholders' equity item recorded by the Company, such as unrealized loss on the decline in market value of long-term equity investments and cumulative translation adjustments, the Company is required to set aside an amount equal to the amount of the negative stockholders' equity item as special reserve from the after-tax net income. If the negative stockholders' equity items are subsequently reversed, an amount not exceeding the reversed amount can be appropriated from the special reserve.

(5) Appropriation of the 2006 and 2005 earnings as resolved by the stockholders on June 27, 2007 and June 23, 2006, respectively, is set forth below:

	Appropriated Earnings		Dividend Per Share (in dollars)	
	2006	2005	2006	2005
Cash dividends to common stockholders	$877,045	$4,905,302	$0.30	$1.80
Stock dividends to common stockholders	-	1,907,617	-	0.70
Cash bonus to employees	33,620	70,000		
Remuneration to directors and supervisors	7,000	60,400		

(6) Information relating to the appropriation of the Company's 2006 earnings as proposed by the Board of Directors and resolved by the stockholders in 2007 is published on the "Market Observation Post System" at the website of the Taiwan Stock Exchange.

25. Operating revenues

	For The Six-Month Periods Ended June 30,	
	2007	2006
Marine freight income	$13,694,113	$16,093,362
Ship rental income	411,041	1,257,576
Commission income and Agency service income	141,747	154,086
Others	178,150	258,737
Total	$14,425,051	$17,763,761

26. Expenses relating to employment, depreciation and amortization

Expenses relating to employment, depreciation and amortization for the six-month periods ended June 30, 2007 and 2006 disclosed by function are as follows:

	For The Six-Month Period Ended June 30, 2007		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$172,427	$418,050	$590,477
Labor and health insurance	8,304	26,881	35,185
Pension	26,574	42,000	68,574
Others	11,370	14,405	25,775
Total	$218,675	$501,336	$720,011
Depreciation	$204,005	$365,983	$569,988
Amortization	$306,186	$15,266	$321,452

	For The Six-Month Period Ended June 30, 2006		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$241,839	$473,243	$715,082
Labor and health insurance	12,905	25,380	38,285
Pension	36,831	47,911	84,742
Others	15,541	17,789	33,330
Total	$307,116	$564,323	$871,439
Depreciation	$122,041	$402,742	$524,783
Amortization	$103,218	$31,397	$134,615

27. Income tax

(1) The income tax comprises the following:

	For The Six-Month Periods Ended June 30,	
	2007	2006
Income tax expense – current period	$446,345	$602,213
Add: 10% tax on unappropriated retained earnings	-	405,820
Tax-exempt investment income	(2,111)	(72,789)
Separate income tax expense	58	-
Adjustments for changes in tax estimates	(104,453)	807
Net change in deferred income tax liabilities /assets	(32,155)	(955,513)
Income tax interest from cumulative effect of changes in accounting principles	-	50,937
Income tax effect arising from equity adjustments	63,525	(13,604)
Income tax expense	$371,209	$17,871

(2) Deferred income tax assets and liabilities

	June 30, 2007	June 30, 2006
a. Total deferred income tax liabilities	$(1,519,860)	$(1,526,589)
b. Total deferred income tax assets	$384,209	$239,099
c. Valuation allowance on deferred income tax Assets	$(1,137)	$(1,107)

d. Temporary differences resulting in deferred income tax assets or liabilities:		
Equity-accounted investment income	$(6,054,655)	$(6,039,537)
Foreign dividends	-	3,255
Unrealized foreign exchange loss	40,231	139,830
Unrealized investment loss	1,300	1,300
Unrealized expenses and losses	3,247	3,129
Pension expense	130,670	67,656
Bad debts	508	-
Loss on valuation of financial assets	-	22,917
Gain on valuation of financial assets	(24,788)	-
Loss on valuation of financial liabilities	358,551	53,149
Gain on valuation of financial assets for hedging	-	(66,820)
Loss on valuation of financial liabilities for hedging	7,752	16,202
Deferred income on disposal of shipping equipment	994,579	648,958

	June 30, 2007	June 30, 2006
e. Deferred income tax assets – current	$99,822	$36,490
Valuation allowance – current	-	-
Deferred income tax assets – current, net	99,822	36,490
Deferred income tax liabilities – current	(6,196)	(16,705)
Net of deferred income tax assets and liabilities – current	$93,262	$19,785

f. Deferred income tax assets - non-current	$284,387	$201,502
Valuation allowance - non-current	(1,137)	(1,107)
Deferred income tax assets - non-current, net	283,250	202,609
Deferred income tax liabilities - non-current	(1,513,664)	(1,509,884)
Net of deferred income tax assets and liabilities – non-current	$(1,230,414)	$(1,308,382)

(3) The Company's income tax returns through 2004 have been assessed by the National Tax Administration (NTA).

(4) Imputation tax credit

	June 30, 2007	June 30, 2006
Balance of imputation tax credit account (ICA)	$2,163,820	$1,907,546

	2006	2005
Tax credit rate for individual stockholders	24.45%	11.98%

(5) Unappropriated retained earnings

	June 30, 2007	June 30, 2006
1997 and before	$5,570,596	$5,570,596
1998 and onwards	7,891,362	8,453,117
Total	$13,461,958	$14,023,712

The unappropriated retained earnings represents the accumulated unappropriated retained earnings accounted for in accordance with the Business Entity Accounting Law. Net income for the six-month periods ended June 30, 2007 and 2006 was not included.

28. Earnings per share

(1) Basic earnings per share：

	For The Six-Month Periods Ended June 30,			
	2007		2006	
	Pre Tax	After Tax	Pre Tax	After Tax
Income before cumulative effect of changes in accounting principles	$2,000,921	$1,629,712	$173,074	$155,203
Cumulative effect of changes in accounting principles	-	-	(147,545)	(96,608)
Net income	$2,000,921	$1,629,712	$25,529	$58,595

	For The Six-Month Periods Ended June 30,			
	2007		2006	
	Pre tax	After tax	Pre tax	After tax
(In thousand shares)				
Beginning balance of shares outstanding	2,915,929	2,915,929	2,707,525	2,707,525
Capitalization of retained earnings in 2006 (0.07 per share)	-	-	190,154	190,154
Common stock converted from convertible bonds	4,031	4,031	8,968	8,968
Weighted-average number of shares outstanding	2,919,960	2,919,960	2,906,647	2,906,647
Basic earnings per share (in dollars)				
Income before cumulative effect of changes in accounting principles	$0.69	$0.56	$0.06	$0.05
Cumulative effect of changes in accounting principles	-	-	(0.05)	(0.03)
Net income	$0.69	$0.56	$0.01	$0.02

(2) Diluted earnings per share:

	For The Six-Month Periods Ended June 30,			
	2007		2006	
	Pre tax	After tax	Pre tax	After tax
Income before cumulative effect of changes in accounting principles	$2,000,921	$1,629,712	$173,074	$155,203
Dilutive effect of potential common stock to be converted from unsecured domestic convertible bonds	792	594	1,937	1,859
Diluted income before cumulative effect of changes in accounting principles	2,001,713	1,630,306	175,011	157,602
Cumulative effect of changes in accounting principles	-	-	(147,545)	(96,608)
Net income after dilutive effect	$2,001,713	$1,630,306	$27,466	$60,454
(In thousand shares)				
Beginning balance of shares outstanding	2,915,929	2,915,929	2,707,525	2,707,525
Capitalization of retained earnings in 2006 (0.07 per share)	-	-	201,675	201,675
Common stock converted from convertible bonds	7,553	7,553	17,643	17,643
Potential common stock to be converted from unsecured domestic convertible bonds	148,349	148,349	155,906	155,906
Weighted-average number of shares outstanding	3,071,831	3,071,831	3,082,749	3,082,749
Diluted earnings per share				
Income before cumulative effect of changes in accounting principles	$0.65	$0.53	$0.06	$0.05
Cumulative effect of changes in accounting principles	-	-	(0.05)	(0.03)
Net income	$0.65	$0.53	$0.01	$0.02

E. RELATED PARTY TRANSACTIONS

1. Names of the related parties and their relationship with the Company

Related Party	Relationship with the Company
Evergreen International S.A. (EIS)	Major stockholder of the Company
Taiwan Terminal Services Co., Ltd. (TTSC)	Subsidiary of the Company
Peony Investment S.A. (Peony)	Subsidiary of the Company
Evergreen International Storage and Transport Corporation (EITC)	Investee accounted for under the equity method
EVA Airways Corporation (EVA)	Investee accounted for under the equity method
Evergreen Security Corporation (ESRC)	Investee accounted for under the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee accounted for under the equity method
Evergreen International Corporation (EIC)	Investee of the Company's major stockholder
Evergreen State Transport Co., Ltd. (Evergreen State)	Investee of the Company's major stockholder
Evergreen Star Transport Co., Ltd. (Evergreen Star)	Investee of the Company's major stockholder
Evergreen Airline Service Corporation (EAS)	Investee of the Company's major stockholder
Shenzhen Greentrans Transportation Co., Ltd. (SGTC)	Indirect subsidiary of the Company
Vigor Enterprise S.A. (Vigor)	Indirect subsidiary of the Company
Clove Holding Ltd. (Clove)	Indirect subsidiary of the Company
Evergreen Marine (UK) Limited (EMU) (Formerly Hatsu Marine Limited)	Indirect subsidiary of the Company
PT. Multi Bina Transport (MBT)	Indirect subsidiary of the Company
PT. Multi Bina Pura International (MBPI)	Indirect subsidiary of the Company
Greencompass Marine S.A. (GMS)	Indirect subsidiary of the Company
Evergreen Heavy Industrial Co., (Malaysia) Sdn. Bhd. (EHIC(M))	Indirect subsidiary of the Company
Shanghai Jifa Logistics Co., Ltd. (SJL)	Investee of Peony
Ningbo Victory Container Co., Ltd. (NVC)	Investee of Peony
Qingdao Evergreen Container Storage and Transportation Co., Ltd. (QECT)	Investee of Peony
Island Equipment LLC (Island)	Investee of Peony
Whitney Equipment LLC (Whitney)	Investee of Peony
Hemlock Equipment LLC (Hemlock)	Investee of Peony
Taranto Container Terminal S.P.A. (TCT)	Investee of Peony
Italia Marittima S.P.A (ITS)	Investee of Peony
Evergreen Container Terminal (Thailand) (ECTT)	Investee of Peony
Colon Container Terminal S.A. (CCT)	Investee of Peony
PT. Evergreen Shipping Agency (Indonesia) (EMI)	Investee of Peony
Evergreen Shipping Agency (Thailand) Co., Ltd. (EGT)	Investee of Peony
Evergreen Shipping Agency (Singapore) Pte. Ltd. (EGS)	Investee of Peony
Evergreen Korea Corporation (EGK)	Investee of Peony
Evergreen Shipping Agency (India) Prt. Ltd. (EGI)	Investee of Peony
Gaining Enterprise S.A. (GESA)	Investee of EITC

2. **Significant transactions with related parties**

(1) Operating revenues from related parties

	For The Six-Month Period Ended June 30, 2007		For The Six-Month Period Ended June 30, 2006	
	Amount	% of Total Operating Revenues	Amount	% of Total Operating Revenues
EITC	$51,540	0.36	$46,654	0.26
EIC	886,490	6.14	-	-
EVA	25	-	-	-
TTSC	1,589	0.01	-	-
ITS	133,827	0.93	974,752	5.49
EMU	57,369	0.40	405,491	2.28
GMS	143,123	0.99	54,430	0.31
EIS	53,691	0.37	38,188	0.21
GESA	12,260	0.09	10,676	0.06
Total	$1,339,914	9.29	$1,530,191	8.61

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(2) Expenditures on services rendered by related parties

	For The Six-Month Period Ended June 30, 2007		For The Six-Month Period Ended June 30, 2006	
	Amount	% of Total Operating Costs and Expenses	Amount	% of Total Operating Costs and Expenses
EITC	$416,040	3.10	$479,691	2.94
EIC	184456	1.37	240,861	1.48
TTSC	370,700	2.76	333,839	2.05
ESRC	22,173	0.16	22,999	0.14
EAS	980	0.01	3,583	0.02
EVA	2,505	0.02	5,462	0.03
GESA	893,215	6.65	885,682	5.43
ITS	294,305	2.19	98,052	0.60
EMU	266,623	1.99	445,900	2.73
GMS	214,245	1.60	496,488	3.04
EIS	57,723	0.43	58,342	0.36
EMI	24,387	0.18	26,098	0.16
EGT	24,364	0.18	27,473	0.17
EGS	11,561	0.09	13,727	0.08
EGK	7,136	0.05	10,992	0.07
Total	$2,790,413	20.78	$3,149,189	19.30

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(3) Asset transactions

a. Acquisitions of property, plant and equipment

	Items	June 30, 2007	June 30, 2006
EITC	Ships and equipments-CRWN	$ -	$409,986
〃	Ships and equipments-CHRT	-	397,589
〃	Ships and equipments-CNCT	-	423,852
〃	Ships and equipments-CRNA	-	412,643
〃	Ships and equipments-CNCD	-	415,047
ESRC	Office equipment	-	620
Total		$ -	$2,059,737

(a) In order to coordinate adjustments for routes and fleet of ships, the Company's Board of Directors resolved to acquire the Uni-Crown, the Uni-Chart, the Uni-Concert, the Uni-Corona, and the Uni-Concord from related party-EITC, at a total price of USD63,800 thousand. As of December 31, 2006, the ships were delivered and payments were made in full.

(b) The EITC is accounted for under the equity method. According to the regulation, unrealized gain from the above acquisition is eliminated proportionately to the percentage of shareholding. As of June 30, 2007, the unrealized gain amounted to $205,861 and was recorded as deduction in long-term investment.

b. Sales of property, plant and equipment

		For The Six-Month Period Ended June 30, 2007		For The Six-Month Period Ended June 30, 2006	
	Items	Price	Gain on disposal	Price	Gain on disposal
GMS	Ships and equipments-GRTH	$-	$-	$261,480	$233,980
〃	Ships and equipments-GNTL	-	-	228,207	209,621
〃	Ships and equipments-GRDN	-	-	228,382	212,207
ESRC	Office equipment	48	2	-	-
Total		$48	$2	$718,069	$655,808

(a) In order to coordinate adjustments for routes and fleet of ships, on March 1, 2006, the Company's board of directors resolved to sell the Ever-Growth, the Ever-Gentle, the Ever-Garden, the Ever-Gifted, and the Ever-Govern to indirect subsidiary-Greencompass Marine S.A. for a total price of USD 37,000 thousand. The GRTH, the GNTL, the GRDN, the GIFT, and the GOVN were delivered and full payments were received as of December 31, 2006.

(b) The Company has effective control over GMS which is accounted for under the equity method. According to the regulation, all unrealized gain from the transaction is eliminated. As of June 30, 2007, the unrealized gain of $994,579 was recorded as other liabilities-deferred debts.

(4) Leases

a. Rental income (recorded as non-operating income) generated from the operating premises and parking lots leased to the related parties are as follows:

		For The Six-Month Period Ended June 30, 2007		For The Six-Month Period Ended June 30, 2006	
	Lease Property	Amount	% of Total Rental Income	Amount	% of Total Rental Income
EIC	Office buildings	$36,205	94.71	$30,169	95.97
〃	Transportation equipment	842	2.20	-	-
EVA	Parking lots	144	0.38	144	0.46
ESRC	Parking lots	48	0.12	144	0.46
Total		$37,239	97.41	$30,457	96.89

b. Rent expenses (recorded as general and administrative expenses) incurred for operating premises and parking lots leased from the related parties are as follows:

		For The Six-Month Period Ended June 30, 2007		For The Six-Month Period Ended June 30, 2006	
	Leasehold Property	Amount	% of Total Rental Expenses	Amount	% of Total Rental Expenses
EIC	Office buildings	$18,378	95.20	$18,478	93.06
EITC	Office building	608	3.15	677	3.41
EVA	Parking lots	314	1.62	685	3.45
Total		$19,299	99.97	$19,840	99.92

c. Rent expenses incurred for the vessels and slot leased from the related parties are recorded under direct operating costs. Details are set forth below:

	For The Six-Month Period Ended June 30, 2007		For The Six-Month Period Ended June 30, 2006	
	Amount	% of Total Vessel Rental Expenses	Amount	% of Total Vessel Rental Expenses
ITS	$255,211	9.68	$21,446	0.70
HML	266,455	10.11	37,925	1.25
GMS	245,564	9.31	505,348	16.63
EIS	57,774	2.19	58,346	1.92
GESA	895,405	33.96	890,756	29.31
EITC	315,499	11.97	390,632	12.85
Total	$2,035,908	77.22	$1,904,453	62.66

(5) Receivables from and payables to related parties

The receivables from and payables to related parties bear no interest, and are set forth as follows:

	June 30, 2007		June 30, 2006	
	Amount	% of Account Balance	Amount	% of Account Balance
Accounts receivable				
EIC	$73,157	7.61	$92,175	4.64
ITS	27,567	2.85	212,229	10.69
EITC	24,827	2.56	24,480	1.23
GMS	19,816	2.05	10,392	0.52
EIS	7,230	0.75	7,111	0.36
EMU	4,676	0.48	87,722	4.42
GESA	-	-	1,956	0.10
Total	$157,273	16.30	$436,065	21.96
Other receivables				
EIS	$466,627	32.33	$-	-
EITC	381,664	26.44	387,080	38.26
EIC	17,818	1.23	164,575	16.27
CYD	7,200	0.50	-	-
ITS	6,465	0.45	-	-
CCT	1,487	0.10	2,102	0.21
ECTT	432	0.03	-	-
TTSC	270	0.02	439	0.04
EVA	33	-	150,206	14.85
Other	200	0.01	208	0.02
Total	$882,196	61.11	$704,610	69.65
Accounts payable				
EITC	$11,222	0.46	$9,815	0.27
TTSC	40,885	1.67	48,656	1.34
EIC	13,659	0.56	1,940	0.05
ESRC	3,884	0.16	1,454	0.04
EVA	225	0.01	1,222	0.03
ITS	365,181	14.89	20,455	0.56
GMS	4,180	0.17	-	-
EMU	46,514	1.89	767,872	21.13
EIS	63,948	2.61	184,484	5.08
Others	259	0.01	540	0.01
Total	$549,957	22.43	$1,036,438	28.51
Accrued expenses				
EIC	$-	-	$14,005	0.46
Other payables				
EITC	$-	-	$1,251,542	19.56

3. Endorsements and guarantees for related parties

Endorsements and guarantees issued by the Company for its related parties are as follows: (expressed in thousand dollars)

	June 30, 2007		June 30, 2006	
GMS	USD	838,806	USD	206,932
Peony	USD	212,600	USD	-
TCT	USD	77,981	EUR	48,479
EMU	USD	605,719	USD	517,347
CCT	USD	53,000	USD	16,518
Whitney	USD	12,000	USD	7,848
Hemlock	USD	-	USD	41,578
ITS	USD	10,000	USD	-

4. Significant contracts with related parties

(1) The Company has entered into an agreement with EIC for various consulting services on business management, computer information, and shipping affairs. Except for payments made on behalf of the Company which are charged on actual amounts, the remaining fees are charged on an hourly basis or by cost plus method. The contract took effect on July 1, 1996 and continues to be in effect unless terminated.

(2) The Company has entered into an agency agreement with EIC. Under the agreement, EIC acts as the Company's agent for cargo forwarding and freight collection since 2002. As of June 30, 2007 and 2006, the amount receivable under the agency agreement was $73,157 and $92,175, respectively.

(3) The Company has entered into an agreement with ESRC. Under the agreement, ESRC shall provide security service in the Taipei office, Kaohsiung office, and container yards. The service fees for Taipei office, Kaohsiung office and container yards were $940 and $1,614 for the six-month periods ended June 30, 2007 and 2006, respectively. The fees are paid monthly. For long-term contracts, please refer to Note G.

(4) The Company has entered into agency agreements with its related parties to manage petty cash required by their vessels, and payments of native crew salaries and insurance premiums in Taiwan. The transactions are recorded under "agency reciprocal accounts". As of June 30, 2007 and 2006, the debit balances of the accounts are as follows:

	June 30, 2007	June 30, 2006
EIS	$10,721	$8,175
GMS	15,367	12,274
GESA	5,158	3,945
EMU	5,527	4,854
Total	$36,773	$29,248

(5) The Company has entered into agency agreements with its related parties, whereby the related parties act as the Company's overseas agents to deal with the port formalities related to foreign ports, such as arrival and departure of the Company's ships, cargo stevedoring and forwarding, freight collection and payment of expenses incurred in foreign ports. The transactions are recorded under "agency accounts". As of June 30, 2007 and 2006, the balances of the accounts are as follows:

a. Debit balances of agency accounts

	June 30, 2007	June 30, 2006
GMS	$877,558	$492,546
EIC	4,348	91,264
GESA	18,215	-
ITS	1,383,581	1,305,157
EMI	17,547	38,527
EGT	51,319	49,618
EGI	68,259	-
EGS	-	1,312
Total	$2,420,827	$1,978,154

b. Credit balances of agency accounts

	June 30, 2007	June 30, 2006
EIS	$549,254	$293,334
GESA	-	31,790
EMU	74,611	76,600
EGS	6,972	-
EGK	10,270	-
EGI	-	42,863
Total	$641,107	$444,587

(6) The Company has been commissioned by its related parties to manage their vessel affairs. The management fees are charged monthly and are recorded as operating revenues. Details of the management fees recognized for the six-month periods ended June 30, 2007 and 2006 are as follows:

	For The Six-Month Period Ended June 30, 2007	For The Six-Month Period Ended June 30, 2006
EITC	$47,406	$46,654
EIS	53,691	38,188
GMS	65,847	54,430
ITS	639	-
EMU	34,604	24,846
GESA	12,260	10,676
Total	$214,447	$174,794

(7) Please refer to Note G for details of the agreements entered into by the Company with EITC, GESA, GMS, ITS and EIS relating to the long-term leases of ships.

F. PLEDGED ASSETS

1. Restricted assets - current

	Carrying Value			
	June 30, 2007	June 30, 2006	Pledgee	Purpose
Time deposits	$130,000	$130,000	Kaohsiung Harbor Bureau	Performance guarantee
〃	1,995	1,715	Central Trust of China	〃
〃	1,220	1,050	Military – Finance Department	〃
〃	600	600	Kaohsiung Customs Bureau	〃
〃	559	50	Directorate General of Customs	〃
Total	$134,374	$133,415		

2. Property, plant and equipment

	Carrying Value		
	June 30, 2007	June 30, 2006	Purpose
Land	$1,800,093	$1,800,093	Long-term loans
Buildings	929,853	955,577	〃
Transportation equipment	-	258,731	〃
Total	$2,729,946	$3,014,401	

G. COMMITMENTS AND CONTINGENT LIABILITIES

1. Details of the stand-by letters of credit issued by the banks on behalf of the Company are as follows: (expressed in thousand dollars)

Guarantor	June 30, 2007		June 30, 2006	
Bank of America	USD	5,000	USD	5,000

2. Endorsements and guarantees issued by the Company are as follows: (expressed in thousand dollars)

Companies receiving guarantees	June 30, 2007		June 30, 2006	
GMS	USD	838,806	USD	206,932
Peony	USD	212,600	USD	-
TCT	USD	77,981	USD	48,479
EMU	USD	605,719	USD	517,347
CCT	USD	53,000	USD	16,518
Whitney	USD	12,000	USD	7,848
Hemlock	USD	-	USD	41,278
ITS	USD	10,000	USD	-

3. A former stockholder of the Company sold some of its shares through issuance of global depository receipts (GDRs). The issuance of GDRs was approved by the SEC on June 19, 1996 as per Letter (85) Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were approved by the UK governing authority to be listed on the London Stock Exchange and were issued in Asia, Europe and the US. The initial number of units issued was 5,449,592, representing 54,495,920 shares of the Company's common stock at $50.50 (in dollars) per share, and the number of supplementary units issued was 817,438. In total, the number of units issued was 6,267,030, representing 62,670,300 shares of the Company's common stock at $50.50 (in dollars) per share, and the GDRs issued amounted to USD115 million. Another 2,053,122 units, representing 20,531,279 shares of the Company's common stock, were issued during the period from 1997 to June 30, 2007. As of June 30, 2007, 7,798,710 units were redeemed and 521,442 units were outstanding, representing 5,214,479 shares of the Company's common stock.

4. As of June 30, 2007, the medium-term loan facilities granted by the financial institutions with the resolution from the Board of Directors to finance the Company's purchase of new containers and general working capital requirement was $21,953,141 and the unutilized credits was $15,713,641.

5. As of June 30, 2007, details of the loading and discharging equipment acquired to support the operations of the No. 4 and No. 5 Container terminal at Kaohsiung Harbor were as follows: (expressed in thousand dollars)

Item	Contract Amount		Amount Paid		Amount Accrued	
Forklift	USD	773	USD	412	USD	361
Freezer	USD	8,101	USD	3,716	USD	4,385

6. As of June 30, 2007, the estimated amounts of rent payable in the following years under the long-term lease agreements entered into by the Company for the rental of ships and equipment are as follows:

Lessor	Amount (in thousand dollars)
EITC	USD 3,312
GESA	178,138
GMS	9,191
ESI	28,785
KSG	1,003
PMSA	1,540
OSIC	1,540
OMTC	2,738
HERM	2,387
PANAG	25,557
ELEPH	3,826
Total	USD 258,017

7. As of June 30, 2007, the estimated amounts of security service in the following years under the long-term contract that the Company entered into with ESRC is $48,409 thousand.

8. As of June 30, 2007 and 2006, the guaranteed notes issued by the Company for loans borrowed amounted to $3,079,588 and $7,256,408, respectively.

H. SIGNIFICANT DISASTER LOSSES

None.

I. SIGNIFICANT SUBSEQUENT EVENTS

None.

J. OTHERS

1. Fair-value information of financial instruments:

In thousand

	June 30, 2007		June 30, 2006	
Non-derivative financial instruments	Carrying value	Fair value	Carrying value	Fair value
Assets:				
Cash and cash equivalents	$5,193,139	$5,193,139	$4,056,072	$4,056,072
Notes and accounts receivable	2,157,055	2,157,055	2,937,921	2,937,921
Financial assets at fair value through profit or loss				
Bonds investments	-	-	3,575	3,575
Equity securities	70,308	70,308	79,446	79,446
Beneficiary certificate	1,434,067	1,434,067	3,010,786	3,010,786
Held-to-maturity financial assets-current	-	-	25,455	25,455
Other financial assets-current	106,894	106,894	2,814	2,814
Restricted assets-current	134,374	134,374	133,415	133,415
Available-for-sale financial assets-non current	711,860	711,860	586,680	586,680
Financial assets carried at cost-non current	1,492,397	1,492,397	2,182,966	2,182,966
Debt investments with no active market-non current	11,726	11,726	12,709	12,709
Long-term receivable including current portion	312,347	312,347	378,090	378,090
Refundable deposit	36,791	36,791	39,531	39,531
Liabilities:				
Short-term debts	3,194,000	3,194,000	100,000	100,000
Short-term bills payable	7,420,026	7,420,026	14,011,356	14,011,356
Notes and accounts payable	4,485,488	4,485,488	8,624,162	8,624,162
Corporate bonds payable (including current portion)				
Long-term loans (including current portion)	5,102,833	5,102,833	3,237,000	3,237,000
Guarantee deposits received	285	285	125	125
Derivative financial instruments				
Assets:				
Interest rate swap (IRS)	34,454	34,454	30,694	30,694
Cross currency swap (CCS)	11,424	11,424	-	-
Oil swap	16,033	16,033	66,820	66,820
Foreigner exchange option (FX Option)	319	319	-	-
Structural and equity-linked financial instruments	557,028	557,028	604,017	604,017

Derivative financial instruments	June 30, 2007		June 30, 2006	
Liabilities:				
Interest rate swap (IRS)	23,966	23,966	63,168	63,168
Cross currency swap (CCS)	166,248	166,248	24,073	24,073
Foreigner exchange option (FX Option)	139,840	139,840	44,862	44,862
Oil swap	102,167	102,167	11	11
Convention right of stock	9,004	9,004	9,004	9,004

2. The following summarizes the methods and assumptions used in estimating the fair value of financial instruments:

   a. The fair values of short-term financial instruments were determined using their carrying value because of the short maturities of these instruments. This method applies to cash and cash equivalents, notes and accounts receivable (payable), refundable deposits, other financial assets, restricted assets, short-term debts, short-term bills payable and guarantee deposits received.

   b. For financial assets at fair value through profit or loss and available-for-sale financial assets with quoted market price available in an active market, the fair value is determined using the quoted market price. When there is no quoted market price for reference, a substitute valuation technique is used to measure the fair value which incorporates all factors that market participants would consider in making estimations and assumptions for setting a price and wherein such information is available to the Company.

   c. Held-to-maturity financial assets are those with fixed or determinable payments and a fixed time-to-maturity which the Company has positive intent and ability to hold. Upon measurement, held-to-maturity financial assets are carried at amortised cost. Any profits or losses incurred due to changes in fair value should be recognized in the income statement when the financial asset is derecognized, impaired or amortized.

   d. Financial assets carried at the cost, consists of unlisted stocks or those not actively traded in an active market. Their fair value could not be measured reliably; hence, such instruments are measured at cost in compliance with applicable accounting standards. For debt investments with no active market, the carrying value is used to estimate its fair value when there is no market price for reference.

   e. Long-term accounts receivable are interest-bering financial assets with floating interest rate, thus the carrying value is close to the fair value.

   f. Fair values of long-term loans are estimated based on the present values of future cash flows. For bank loans associated with floating interest rate, the carrying value represents its fair value.

   g. Fair values of corporate bonds payable are determined as the quoted market prices when available. When the quoted market prices are not available, fair values are estimated based on financial information or other information.

h. Financial liabilities carried at costs are equity-linked instruments which are to be settled with equity instruments with no quoted market prices or with fair values that can not be reliably measured. Such instruments are measured at costs in accordance to the rules stipulated in the "Guidelines for Preparation of Financial Statements by Securities Issuers".

i. The fair values of derivative financial instruments, except for corporate bonds payable are determined based on the estimated amounts to be received or paid if the Company terminates the contract on the balance sheet date. Unrealized gains or losses arising from unsettled contracts are generally included. Ask price form counterparties are available for reference in setting fair values for the Company's derivative financial instruments.

3. The fair value of financial assets and liabilities either determined with the quoted market price in the active market or estimated using valuation methods are as follows:

	Quoted market price		Fair value based on estimates	
Non-derivative financial instruments	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Assets:				
Cash and cash equivalents	$-	$-	$5,193,139	$4,056,072
Notes and accounts receivable	-	-	2,157,055	2,937,921
Financial assets held for trading				
Bond investments	-	3,575	-	-
Equity securities	70,308	79,446	-	-
Beneficiary certificate	1,434,067	3,010,786	-	-
Held-to-maturity financial assets-current	-	-	-	24,455
Other financial assets-current	-	-	106,894	2,814
Restricted assets-current	-	-	134,374	133,415
Available-for-sale financial assets-non current	711,860	586,680	-	-
Financial assets carried at cost-non current	-	-	1,492,397	2,182,966
Debt investments with no active market-non current	-	-	11,726	12,709
Long-term receivable including current portion	-	-	312,347	378,090
Refundable deposit	-	-	36,791	39,531

Non-derivative financial instruments	Quoted market price June 30, 2007	Quoted market price June 30, 2006	Fair value based on estimates June 30, 2007	Fair value based on estimates June 30, 2006
Liabilities:				
Short-term debts	-	-	3,194,000	100,000
Notes and accounts payable	-	-	7,420,026	14,011,356
Corporate bonds payable (including current portion)	-	-	4,458,488	8,624,162
Long-term loans (including current portion)	-	-	5,102,833	3,237,000
Guarantee deposits received	-	-	285	125
Derivative financial instruments				
Assets:				
Interest rate swap (IRS)	-	-	34,454	30,694
Cross currency swap (CCS)	-	-	11,424	-
Oil swap	-	-	16,033	66,820
Foreign exchange option (FX Option)	-	-	319	-
Structural and equity-linked financial instruments	-	-	557,028	604,017
Liabilities:				
Interest rate swap (IRS)	-	-	23,966	63,168
Cross currency swap (CCS)	-	-	166,248	24,073
Foreign exchange option (FX Option)	-	-	139,840	44,862
Oil swap	-	-	102,167	11
Conversion of stock	-	-	9,004	9,004

a. The unrealized profit (loss) that the Company recognized for the six-month periods ended June 30, 2007 and 2006 due to changes in fair value were $(371,726) and $124,525, respectively.

b. As of June 30, 2007 and 2006, the financial assets with potential fair value risk of interest change were $34,454 and $2,879,047, respectively, and the financial liabilities were $23,966 and $6,220,000, respectively. As of June 30, 2007 and 2006, the financial assets with potential cash flow risk of interest change were $1,667,388 and $1,165,914, respectively, and the financial liabilities were $5,072,833 and $3,202,241, respectively.

4. Risk Policy and hedging strategy

The financial instruments held by the Company, other than derivative instruments, are composed of cash and cash equivalents, stocks, funds, bank loan, and corporate bonds. Such financial instruments are held for maintaining adequate operating capital. The Company also held other accounts receivable and payable generated from operating activity.

The transactions associated with derivative instruments mainly include interest rate swap and oil swap. The primary objective is to avoid the interest rate risk and fuel price variation arising from operating and financing activities.

The primary risks of financial instruments are cash flow risk associated with interest rate fluctuations exchange rate risk, credit risk, and liquidity risk. The risk management policies are set forth below:

Cash flow risk associated with interest rate variations

The Company's major exposure to cash flow risk associated with interest rate variations comes primarily from long-term financing with floating interest. The Company adopts a combination of fixed and floating interest rates methods in issuance of loans to manage such interest rate risks. In addition, the Company also engages in interest rate swaps to minimize cost of borrowings.

The carrying values of the Company's financial instruments exposed to interest rate are summarized in the order of maturity as follows:

June 30, 2007:

a. Fixed interest rate

	Within 1 year	1~2 years	2~3 years	3~4 years	4~5 years	Over 5 years	Total
Cash and cash equivalents	$3,472,578	$-	$-	$-	$-	$-	$3,472,578
Short-term debts	(3,194,000)	-	-	-	-	-	(3,194,000)
1.47% Corporate bonds	(1,000,000)	-	-	-	-	-	(1,000,000)
2.18% Bank loan	-	(500,000)	-	-	-	-	(500,000)
2.3757% Bank loan	(30,000)	-	-	-	-	-	(30,000)

b. Floating interest rate

	Within 1 year	1~2 years	2~3 years	3~4 years	4~5 years	Over 5 years	Total
Cash and cash equivalents	$1,667,388	$-	$-	$-	$-	$-	$1,667,388
$3 billion Bank loan	-	-	(300,000)	-	-	-	(300,000)
$13.33 billion Bank loan	(533,333)	(533,333)	-	-	-	-	(1,066,666)
$20 billion Bank loan	(666,667)	(666,667)	(333,333)	-	-	-	(1,667,388)
Bank loan of Bank of Taiwan	-	(129,875)	(129,875)	(129,875)	(129,875)		(519,500)
$0.2billion Bank loan	-	(5,714)	(5,714)	(5,714)	(2,858)	-	(20,000)
$10 billion Bank loan	-	(1,000,000)	-	-	-	-	(1,000,000)
Corporate bonds	(500,000)	-	-	-	-	-	(500,000)

The interest of financial instruments associated with the floating interest rates is remeasured within 1 year period and the interest for financial instruments associated with the fixed interest rate is fixed to maturity. The financial instruments not included in the above table are not subject to interest payments and thus, do not have inherent interest rate risk.

Exchange rate risk

Although the Company is exposed to exchange rate risk, the Company has stable cash inflows denominated in foreign currencies for meeting cash outflows denominated in foreign currency due to the fact that the Company operates in international transportation industry. In order to minimize exchange rate risk, the Company also engages in activities, such as borrowing of US dollar loans, etc.

Credit risk

The Company only deals with third parties with good credit standings. In compliance with the Company's policies, strict credit assessment is to be performed by the Company prior to providing credit to customers. The occurrence of bad debts is also minimized by the Company's practices in continuously monitoring and assessing collections on accounts and notes receivables and making adjustments to the credit terms granted for each customer based on the conclusion drawn from such assessment. Moreover, the Company is restricted from engaging in credit trading with other business units operating under other functional currencies unless permission from the highest instruction unit has been received.

Other financial instruments held by the Company are subject to credit risk arising from the failure of counterparty to settle their contractual obligations as and when they fall due. Since the Company only deals with third parties with qualifying credit standings, no collateral is required by the Company which also represents that the maximum credit exposure amount equals to the relative carrying value. The maximum credit exposure amount for various financial assets held by the Company is analyzed below:

	June 30, 2007		June 30, 2006	
Financial instruments	Carrying value	Maximum credit exposure amount	Carrying value	Maximum credit exposure amount
Financial assets at fair value through profit or loss				
Bonds investment	$-	$-	$3,575	$3,575
Equity securities	70,308	70,308	79,446	79,446
Beneficiary certificates	1,434,067	1,434,067	3,010,786	3,010,786
Interest rate swap(IRS)	34,454	34,454	30,694	30,694
Cross currency swap (CCS)	11,424	11,424	-	-
Oil swap	16,033	16,033	-	-
Other	557,028	557,028	604,017	604,017
Held-to-maturity financial assets-current				
Bonds investment	-	-	25,455	25,455
Derivative financial assets for hedging-current				
Oil swap	-	-	66,820	66,820
Available-for-sale financial assets-non current				
Equity security	711,860	711,860	586,680	586,680
Financial assets carried at cost-non current				
Stocks	1,492,397	1,492,397	2,182,966	2,182,966
Bonds investment with no active market-non current				
Corporate bonds	11,726	11,726	12,709	12,709

Credit risk refers to the risk of counterparty's failure to settle contractual obligations as and when they fall due. The credit risk presented in the above table is the positive net amount of all contracts with positive fair values at the balance sheet date. The credit risk amount presented is the loss that may be incurred by the Company in the case of counterparty's default. Since the counterparties of the Company are business enterprises or financial institutions with good credit rating, the potential credit risk event is remote. In addition, since the Company is not concentrated in transactions with one individual or counterparty, no concentration of credit risk is evident.

Liquity risk

The Company achieves the objectives of effective use of capital and stabilization of capital by adjusting capital through the use of cash and cash equivalents, financial instruments held for trading, bank loans and corporate bonds, etc. The operating capital of the Company is sufficient in meeting capital on demand; therefore, no significant liquidity risk is expected.

5. Hedging activity

Cash flow hedge

The Company also engages in oil hedging transactions to minimize oil cost arising from variations in oil price. The Company compares the oil price and settles the contracts by cash to offset the oil cost (an expected transaction) and to avoid the cash flow risk from oil price monthly. As of now, the total fair value of oil hedging transaction was 66,820 thousand, the effectiveness of hedging was within a range of 80% to 125%. In addition, the Company holds interest rate swap contracts in avoiding the variation between floating and fixed rate, the effective hedge accounts for 80% to 125%.

	Designated hedging instrument				
	Financial instrument designated as hedged instrument	Fair value			
Hedged items		June 30, 2007	June 30, 2006	Period of cash flow expected	Period of related gain or loss Expected to be recognized
Floating interest debts	Interest rate swap	$(7,752)	$(16,202)	'02~'08	'02~'08
Expected oil transaction	Oil swap	-	66,820	'04~'08	'04~'08

Items	June 30, 2007	June 30, 2006
Adjustment amount in equity	$190,574	$(32,842)
Adjustment amount from equity to income statement	(190,574)	32,842
Adjustment amount from equity to non financial assets (liabilities)	-	-

6. Pursuant to the Letter (94) Chi-Mi-Tze No.016 issued by the Accounting Research and Development Foundation, the Company reclassified its financial instruments in accordance with the guidelines of SFAS No. 34, please refer to Note C.2.

K. SUPPLEMENTARY DISCLOSURES

1. Information on significant transactions

(1) Loans extended by the Company

None.

(2) Endorsements and guarantees provided by the Company

Please see Schedule 4.

(3) Marketable securities held by the Company as at June 30, 2007

Please see Schedule 5.

(4) Acquisition or sale of one specific security with the accumulated amount exceeding $100 million or 20% of the Company's paid-in capital

Please see Schedule 6.

(5) Acquisition of real estate properties with an amount exceeding $100 million or 20% of the Company's paid-in capital

None.

(6) Disposal of real estate properties with an amount exceeding $100 million or 20% of the Company's paid-in capital

None.

(7) Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital

Please see Schedule 7.

(8) Receivables from related parties exceeding $100 million or 20% of the Company's paid-in capital

Please see Schedule 8.

(9) Derivative financial instruments undertaken by the Company

Please see Note J.

2. Information on the investees

(1) Information on the investees over which the Company can directly or indirectly exercise significant influence or in which the Company has controlling power

Please see Schedule 9.

(2) Significant transactions conducted by the investees in which the Company has direct or indirect controlling power

a. Loans extended by the investees

Please see Schedule 3.

b. Endorsements and guarantees provided by the investees

None.

c. Marketable securities held by the investees as at June 30, 2007

Please see Schedule 5.

d. Acquisition or sale of one specific security with the accumulated amount exceeding $100 million or 20% of the respective investee's paid-in capital

Please see Schedule 6.

e. Acquisition of real estate properties with an amount exceeding of $100 million or 20% of the respective investee's paid-in capital

None.

f. Disposal of real estate properties with an amount exceeding $100 million or 20% of the respective investee's paid-in capital

None.

g. Purchases from or sales to related parties exceeding $100 million or 20% of the respective investee's paid-in capital

Please see Schedule 7.

h. Receivables from related parties exceeding $100 million or 20% of the respective investee's paid-in capital

Please see Schedule 8.

i. Derivative financial instruments undertaken by the investees

Please see Schedule 10.

3. Information on Mainland China investments

(1) Details of investments in Mainland China

Please see Schedule 11.

(2) Significant transactions conducted directly or indirectly with the investees in Mainland China

None.

L. SEGMENT INFORMATION

Not applicable to the interim financial reporting.

Schedule 1

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

June 30, 2007

Type of Corporate Bonds	Eleventh Secured Corporate Bonds	First unsecured Convertible Bonds
Date of issuance	Bond A: June 2, 2003~June 6, 2003 Bond B: June 3, 2003~June 5, 2003	January 12, 2004
Face value	NT$5,000,000	NT$100,000
Place of issuance	Taiwan	Taiwan
Issue price	Market price	Face value
Principal amount	$1,500,000,000	$4,000,000,000
Interest rate	Bond A: 1.47% Bond B: 4%- 6M Libor	0.00%
Period	5 years	5 years
Maturity	Bond A: June 2, 2008~June 6, 2008 Bond B: June 3, 2008~June 5, 2008	Janunay 11, 2009
Guarantor	Bank of Taiwan Land Bank of Taiwan	None
Trustee	International Commercial Bank of China	Hua Nan Bank
Underwriter	FuHwa Securities City Securities Corp.	SinoPac Securities
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Ernst & Young	Ernst & Young
Principal repayment	Principals of Bonds A and B are to be repaid in lump sum at maturity based on the face value.	Principals of Bonds are to be repaid in lump sum at maturity based on the face value.
Interest payment	Bond A: Simple interest, payable annually Bond B: payable semiannually	None
Principal outstanding	$1,500,000,000	$1,634,300,000
Clauses on redemption and early repayment	None	During the 30 days before the bonds are issued for 3 years, the bondholders may exercise their redemption option at a yield rate of 0.20% per annum. When the bonds mature on January 11, 2009, they are redeemed at face value.
Restricted clauses	None	None

Schedule 2

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

June 30, 2007

Type of Corporate Bonds	Second unsecured Convertible Bonds
Date of issuance	September 6, 2004
Face value	NT$100,000
Place of issuance	Taiwan
Issue price	Face value
Principal amount	NT$4,500,000,000
Interest rate	0.00%
Period	5 years
Maturity	September 5, 2009
Guarantor	None
Trustee	SinoPac Bank
Underwriter	President Securities
Lawyer	Law office of S.S. Lai
Certified public accountant	Ernst & Young
Principal repayment	Principals of Bonds are to be repaid in lump sum at maturity based on the face value.
Principal outstanding	NT$1,343,800,000
Clauses on redemption and early repayment	During the 30 days before the bonds are issued for 3.5 years, the bondholders may exercise their redemption option at face value.
Restricted clauses	None

Schedule 3

Evergreen Marine Corporation and Subsidiaries

Loans Extended

For The Six-Month Period Ended June 30, 2007

(Expressed in Thousands of Dollars)

Lender	Borrower	Financial Statement Account	Highest Balance	Balance as at June 30, 2007	Interest Rate (%)	Nature of Loan (Note1)	Annual Amount of Transactions with the Borrower	Reason for Short-Term Financing	Allowance for Bad Debts	Collateral		Limit on Loans Extended to a Single Company (Note 2)	Maximum Amount of Loans Allowed to be Extended by the Company or its Subsidiaries (Note 2)
										Item	Value		
Peony Investment S.A.	Evergreen India Pte. Ltd.	Receivables from related parties	USD 1,250	USD 1,250	5.718~5.733	2	USD-	Working capital requirement	USD-	-	USD-	NTD11,734,306	NTD23,468,611
Clove Holding Ltd.	Island Equipment LLC.	〃	USD 8,211	USD 8,211	6.36	2	USD-	〃	USD-	-	USD-	NTD 11,734,306	NTD23,468,611
Armand Investment N.V.	Armand Estate B.V.	〃	USD 2,691	USD 2,691	5.73	2	USD-	〃	USD-	-	USD-	NTD11,734,306	NTD 23,468,611
Evergreen Marine (UK) Limited	Island Equipment LLC.	〃	USD 3,421	USD 3,421	6.36	2	USD-	〃	USD-	-	USD-	NTD 11,734,306	NTD 23,468,611

Note 1: Nature of loans extended

"1" denotes the loans extended to the companies which have transactions with the Company or its subsidiaries. The annual amount of the transactions is stated accordingly.

"2" denotes the loans extended to the companies which require short-term financing. The reason for short-term financing is stated accordingly.

Note 2: Limit on loans extended

1. According to the Company's credit policy, the total amount of loans granted to a single company should not exceed 20% of the net worth stated in the latest financial statements. The calculation is as follows:

   The Company: NT$ 58,671,528 thousand * 20% = NT$11,734,306 thousand

   Peony: US$1,240,376 thousand * 20% = US$248,075 thousand

2. According to the Company's credit policy, the total amount of loans granted by the Company or its subsidiaries should not exceed 40% of the net worth stated in the latest financial statements. The calculation is as follows:

   The Company: NT$ 58,671,528 thousand * 40% = NT$23,468,611 thousand

Schedule 4

Evergreen Marine Corporation and Subsidiaries
Endorsements and Guarantees Provided
For The Six-Month Period Ended June 30, 2007
(Expressed in Thousands of Dollars)

Endorser/Guarantor	Endorsees	Nature of Relationship (Note 1)	Limit on Endorsements/Guarantees Provided to a Single Company	Highest Balance	Balance as at June 30, 2007	Amount of Endorsements/Guarantees Secured with Collaterals	Ratio of Accumulated Amount of Endorsements/Guarantees to Net Worth (%)	Maximum Amount of Endorsements/Guarantees Allowed to be Provided by the Company or its Subsidiaries (Note 2)
Evergreen Marine Corporation	Greencompass Marine S.A.	3	$117,343,056	$27,638,656 (USD838,806)	$27,546,387 (USD838,806)	$-	46.95%	$146,678,820
Evergreen Marine Corporation	Peony Investment S.A.	2	117,343,056	7,054,281 (USD212,600)	6,981,784 (USD212,600)	-	11.90%	
Evergreen Marine Corporation	Evergreen Marine (UK) Limited	3	117,343,056	20,074,554 (USD605,001)	19,891,820 (USD605,719)	-	33.90%	
Evergreen Marine Corporation	Taranto Container Terminal S.P.A. (Note 3)	1	186,809	2,626,315 (USD79,151)	2,560,911 (USD77,981)	-	4.36%	
Evergreen Marine Corporation	Whitney Equipment LLC.	3	117,343,056	398,172 (USD12,000)	394,080 (USD12,000)	-	0.67%	
Evergreen Marine Corporation	Colon Container Terminal S.A.	6	29,335,764	1,758,593 (USD53,000)	1,740,520 (USD53,000)	-	2.97%	
Evergreen Marine Corporation	Italia Marittima S.P.A	1	916,617	331,180 (USD 10,000)	328,400 (USD10,000)	-	0.56%	

Note 1: Nature of the counterparty's relationship with the Company or its subsidiaries
"1" denotes the endorsements/guarantees provided to the companies which have transactions with the Company or its subsidiaries.
"2" denotes the endorsements/guarantees provided to the subsidiaries of which the Company holds more than 50% of the common stock.
"3" denotes the endorsements/guarantees provided to the investees of which the Company together with its subsidiaries hold more than 50% of the common stock.
"4" denotes the endorsements/guarantees provided to the companies which directly or indirectly hold more than 50% of the Company's common stock.
"5" denotes the endorsements/guarantees provided pursuant to construction contracts.
"6" denotes the endorsements/guarantees provided to joint venture companies based on the Company's or its subsidiaries' proportionate equity interest in the company.

Note 2: According to the Company's credit policy, the total amount of endorsements or guarantees provided by the Company or its subsidiaries should not exceed 250% of the net worth stated in the latest financial statements.
The calculation is as follows:
The Company: NT$58,671,528 thousand * 250% = NT$146,678,820 thousand

Nots 3: The amount of endorsements and guarantees provided by the Company to related enterprise, Taranto Container Terminal S.P.A. (TCT), is in excess of the maximum amount predertermined by the Company's credit policy. The Company has set out an improvement plan to deal with the issue of providing endorsements and guarantees in excess of the maximum limits.

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at June 30, 2007
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at June 30, 2007				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
Evergreen Marine Corporation	Stocks:							
	Peony Investment S.A.	Subsidiary of the Company	Long-term equity investments accounted for by the equity method	4,765	$41,291,153	100.00	$41,291,153	
	Taiwan Terminal Services Co., Ltd.	″	″	5,500	69,839	55.00	69,839	
	Charng Yang Development Co., Ltd.	Investee company accounted for under the equity method	″	34,520	445,474	40.00	445,474	
	Evergreen International Storage and Transport Corp.	″	″	424,062	7,396,154	39.74	7,505,903	
	Evergreen Security Corporation	″	″	4,000	53,576	31.25	53,576	
	EVA Airways Corporation	″	″	750,571	8,665,451	19.37	9,945,069	
	Taipei Port Container Terminal Corporation	″	″	34,000	328,792	20.00	328,792	
	Power World Fund Inc.	None	Financial assets carried at cost - non current	1,460	14,603	5.68	-	Unable to acquire net worth in time
	Fubon Securities Finance Co., Ltd.	″	″	19,717	190,322	4.93	-	″
	Taiwan HSR Consortium	″	″	126,735	1,250,000	2.51	-	″
	Linden Technologies Inc.	″	″	50	15,372	2.53	-	″
	Taiwan Fixed Network Corp.	″	″	-	-	-	-	″
	Well Long Information Co.,Ltd.	″	″	29	-	0.14	-	″
	TopLogis, Inc.	″	″	2,464	22,100	14.79	-	″
	Central Reinsurance Corp.	″	Available-for-sale financial assets - non current	42,232	629,255	8.45	629,255	
	Fubon Financial Holding Co., Ltd.	″	″	2,753	82,604	0.04	82,604	
	China Man-Made Fiber Corporation	″	Financial assets held for trading	22	197	-	197	
	Merry Electronics Co, Ltd	″	″	20	2,400	-	2,400	
	MediaTek Inc.	″	″	20	10,240	-	10,240	
	Power Quotient International Co., Ltd.	″	″	200	6,680	-	6,680	
	Shih Wei Navigation Co., Ltd	″	″	40	1,960	-	1,960	
	Silitech Technology Corporation	″	″	95	16,330	-	16,330	
	Casing Macron Technology Co., Ltd.	″	″	332	20,418	-	20,418	
	FOUNDING CONSTRUCTION DEVELOPMENT CO., LTD.	″	″	34	823	-	823	
	ProMOS Technologies Inc.	″	″	30	414	-	414	
	Acme Electronics Corporation	″	″	120	5,796	-	5,796	
	LASER TEK TAIWAN CO.,LTD.	″	″	100	5,050	-	5,050	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at June 30, 2007
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at June 30, 2007: No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	Remark
Evergreen Marine Corporation	Mutual Funds:							
	Cathay Global Infrastructure Fund	None	Financial assets held for trading	2,588	$29,663	-	$29,663	
	Grand Cathay Luxury and Lifestyle Fund	〃	〃	4,000	40,120	-	40,120	
	Grand Catchy Fund	〃	〃	5,663	100,000	-	100,000	
	TIIM US Equity Fund	〃	〃	1,804	29,459	-	29,459	
	Paradigm Life Style Fund	〃	〃	1,000	10,260	-	10,260	
	Polaris/P-Shares Taiwan Electronics Tech ETF	〃	〃	1,500	45,000	-	45,000	
	Polaris Taiwan Finance Fund	〃	〃	600	9,000	-	9,000	
	PCA Asia Pacific Infrastructure Fund	〃	〃	3,000	30,420	-	30,420	
	The First Global Investment Trust Global Realty & Infrastructure Fund-Accumulation	〃	〃	7,000	68,600	-	68,600	
	Allianz Global Investors Global Quantitative Balanced Fund	〃	〃	4,394	49,517	-	49,517	
	Capital Global REIT Balanced Fund	〃	〃	2,000	20,020	-	20,020	
	SKIT Global Stratagy Balanced Fund	〃	〃	2,000	19,928	-	19,928	
	Allianz Global Investors Global Quantitative Balanced Fund	〃	〃	3,000	29,370	-	29,370	
	Grand Cathay Twin-core Global Integration Fund	〃	〃	2,906	31,156	-	31,156	
	Paradigm Global Portfolio Fund	〃	〃	2,000	19,780	-	19,780	
	HSBC Global Themes Fund Of Funds	〃	〃	3,000	31,260	-	31,260	
	Franklin Global Equity Fund of Funds	〃	〃	5,801	63,624	-	63,624	
	Jih Sun Mortgage Backed Securities Fund	〃	〃	14,000	136,498	-	136,498	
	THE RSIT Chosen Stratagy Fund	〃	〃	5,000	50,018	-	50,018	
	HUA NAN Private placed Bond Fund NO.1	〃	〃	2,000	20,248	-	20,248	
	Franklin Templeton Global Bond Fund of Funds	〃	〃	2,000	65,680	-	65,680	
	Templeton Foreign Equity Series Fund	〃	〃	33	32,884	-	32,884	
	Skandia Global Bond Fund Class B	〃	〃	41	16,368	-	16,368	
	Auto-Callable Capital Protected Notes	〃	〃	10	34,702	-	34,702	
	LBHI Principal Protected Investment Grade Synthetic CDO	〃	〃	2,000	64,202	-	64,202	
	Alexandra Global Inv. (Asia) B	〃	〃	39	20,551	-	20,551	
	Global Strategic FX Arbitrage Note(SERIES 2)	〃	〃	200	65,950		65,950	
	CCIB-SPF-A	〃	〃	1,000	32,741	-	32,741	
	Lydia Capital Alternative Investment Fund,LP	〃	〃	400	85,384	-	85,384	
	AAA SYWG DRAGON FUND	〃	〃	93	40,896	-	40,896	
	Macro Polo Macro Polo Pure China Fund	〃	〃	4	40,257		40,257	
	Fidelity India Focus Fund	〃	〃	17	18,359	-	18,359	
	KBC ECO Fund - Water	〃	〃	1	22,731	-	22,731	
	Global Fixed Income Portfolio-B	〃	〃	5	145,840	-	145,840	
	TOPIX BANK ETF	〃	〃	116	12,485	-	12,485	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at June 30, 2007
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at June 30, 2007				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
Evergreen Marine Corporation	Foreign Corporate Bonds :							
	TUNTEX (THAILAND) PUBLIC COMPANY LIMITED	None	Debt investment with no active market - non current	16	11,726	-	11,726	
Peony Investment S.A.	Greencompass Marine S.A.	Indirect subsidiary of the Company	Long-term equity investments accounted by the equity method	3,535	USD803,067	100.00	USD803,067	
	Vigor Enterprise S.A.	〃	〃	5	USD561	100.00	USD561	
	Clove Holding Ltd.	〃	〃	10	USD71,967	100.00	USD71,967	
	Evergreen Heavy Industrial Corp. (M) Berhad	〃	〃	42,120	USD36,029	84.44	USD36,029	
	PT. Multi Bina Pura International	〃	〃	68	USD10,369	95.30	USD10,369	
	PT. Multi Bina Transport	〃	〃	2	USD326	17.39	USD326	
	Armand Investment (Nether Lands) N.V.	〃	〃	4	USD3,605	70.00	USD3,605	
	Shenzhen Greentrans Transportation Co., Ltd.	〃	〃	-	USD3,372	55.00	USD3,372	
	Evergreen Marine (UK) Limited	〃	〃	765	USD98,319	51.00	USD98,319	
Peony Investment S.A.	Luanta Investment (Netherlands) N.V.	Investee company of Peony accounted for under the equity method	〃	-	USD17,103	50.00	USD17,103	
	Evergreen Container Terminal (Thailand) Ltd.	〃	〃	12,250	USD23,800	48.18	USD23,800	
	Shanghai Jifa Logistics Co., Ltd.	〃	〃	-	USD8,613	21.06	USD8,613	
	Ningbo Victory Container Co., Ltd.	〃	〃	-	USD2,306	40.00	USD2,306	
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	〃	〃	-	USD5,472	40.00	USD5,472	
	Balsam Investment (Nether lands) N.V.	〃	〃	-	USD144,827	49.00	USD144,827	
	Evergreen Shipping Agency (Singapore) Pte. Ltd.	〃	〃	383	USD1,544	25.50	USD1,544	
	Evergreen Shipping Agency (Korea) Corporation	〃	〃	61	USD2,015	50.00	USD2,015	
	Evergreen Shipping Agency (Thailand) Co., Ltd.	〃	〃	204	USD1,046	25.50	USD1,046	
	PT. Evergreen Shipping Agency Indonesia	〃	〃	-	USD1,084	25.44	USD1,084	
	Evergreen Shipping Agency (India) Pvt. Ltd.	〃	〃	5	USD106	49.98	USD106	
	Evergreen Shipping Agency (Australia) Pty. Ltd.	〃	〃	245	USD133	25.50	USD133	
	Kingtrans International Logistics (Tianjin) Co.,Ltd.	〃	〃	-	USD2,048	20.00	USD2,048	
	Hutchison Inland Container Depots Limited	None	Financial assets carried at cost -non current	-	USD1,492	7.50	USD1,492	
	South Asia Gateway Terminals	〃	〃	6,211	USD2,412	5.00	USD2,412	
	Dongbu Pusan Container Terminal Co., Ltd.	〃	〃	300	USD1,556	15.00	USD1,556	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at June 30, 2007
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at June 30, 2007				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
PT. Multi Bina Pura International	PT. Multi Bina Transport	Indirect subsidiary of Peony	Long-term equity investments accounted by the equity method	8	USD1,367	72.95	USD1,367	
Clove Holding Ltd.	Ample Holding LTD.	Indirect subsidiary of Peony	〃	9	USD29,561	90.00	USD29,561	
	Classic Outlook Investment Ltd.	Investee company of Clove accounted for under cost method	Financial assets carried at cost-noncurrent	-	USD102,359	2.25	USD102,359	
	Everup profits Ltd.	〃	〃	-	-	2.25	-	
	Island Equipment LLC	Indirect subsidiary of Peony	Long-term equity investments accounted by the equity method	-	USD837	36.00	USD837	
Ample Holding Ltd.	Colon Container Terminal S.A.	Investee company of Ample accounted for under the equity method	〃	22,860	USD64,568	40.00	USD64,568	
Island Equipment LLC	Whitney Equipment LLC	Investee company of Island accounted for under the equity method	〃	-	USD767	100.00	USD767	
	Hemlock Equipment LLC	〃	〃	-	USD1,414	100.00	USD1,414	
Evergreen Marine (UK) Limited	Island Equipment LLC	Indirect subsidiary of Peony	〃	-	USD66	15.00	USD66	
	Kingtrans International Logistics (Tianjin) Co.,Ltd.	Investee company of Hatsu accounted for under equity method	〃	-	USD2,035	20.00	USD2,035	
Armand Investment (Netherlands) N.V.	Armand Estate (Netherlands) B.V.	Indirect subsidiary of Peony	〃	40	USD5,132	100.00	USD5,132	
Armand Estated (Netherlands)B.V.	Taipei Port Container Terminal	Investee company of Armand Estate B.V. accounted for under the equity method	〃	17,000	USD5,006	10.00	USD5,006	
Greencompass Marines S.A.	UBS-Forward Arbitrages Strategy Note	None	Financial assets at fair value through profit or loss-current	50	USD4,636	-	USD4,636	
				15	USD975	-	USD975	
	Lydia Capital Alternative Investment Fund	〃	〃	1	USD2,990	-	USD2,990	
	Calyon-Dual Currency Deposit	〃	〃	2	USD1,530	-	USD1,530	
	Global Fixed Income Portfolio-B	〃	〃	1	USD4,662	-	USD4,662	
	ABN-Yen Structural Deposit	〃	〃	1	USD4,097	-	USD4,097	
	Barclays-Yen Structural Deposit	〃	〃	1	USD4,643	-	USD4,643	
	ABN-Yen Structural Deposit	〃	〃					

Schedule 6

Evergreen Marine Corporation and Subsidiaries
Summary of Significant Transactions on One Specific Security
Exceeding NT$100 Million or 20 Percent of the Paid-in Capital
For The Six-Month Period Ended June 30, 2007
(Expressed in Thousands of Dollars / Thousand Shares)

					January 1, 2007		Buy		Sell				June 30, 2007	
Buyer/Seller	Marketable Securities	Financial Statement Account	Counterparty	Related Party	No. of Shares/Units	Amount (Note)	No. of Shares/Units	Amount	No. of Shares/Units	Selling Price	Carrying Value	Gain (Loss) on Disposal	No. of Shares/Units	Amount
Evergreen	Beneficiary Certificates:													
Marine	POLARIS DI-PO Fund	Financial assets held for trading	Open market transaction	No	9,480	$105,000	-	-	9,480	$105,094	$105,000	$94	-	-
Corporation	JF(Taiwan) Bond Fund	〃	〃	〃	7,350	112,000	-	-	7,350	112,207	112,000	207	-	-
	The First Global Investment Trust Global Asset Securitization Balanced Income Fund	〃	〃	〃	-	-	11,000	110,000	11,000	110,000	110,000	-	-	-
	TIIM High Yield Fund	〃	〃	〃	21,119	262,000	-	-	21,119	262,315	262,000	315	-	-
	GRAND CATHAY FUND	〃	〃	〃	-	-	5,663	100,000	-	-	-	-	5,663	100,000
	Jih Sun Mortgage Backed Securities Fund	〃	〃	〃	-	-	14,000	140,000	-	-	-	-	14,000	140,000
	NITC Private Placement Global Fixed Income Arbitrage Fund	〃	〃	〃	10,000	100,000	-	-	10,000	104,051	-	4,051	-	-
	Truswell Global Fixed Income Fund of Fund	〃	〃	〃	12,000	120,000	-	-	12,000	124,424	120,000	4,424	-	-
	Global Fixed Income Portfolio-B	〃	〃	〃	-	-	5	148,978	-	-	-	-	5	148,978
Greencompass Marine S.A.	Investec Global Energy Fund	〃	〃	〃	17	USD 5,000	-	-	17	USD4,508	USD5,000	USD(492)	-	-

Note: Initial amount prior to valuation.

Evergreen Marine Corporation and Subsidiaries
Purchases from and Sales to Related Parties
For The Six-Month Period Ended June 30, 2007
(Expressed in Thousands of Dollars)

Purchaser/Seller	Counterparty	Nature of Relationship	Transaction				Reason for Difference in the Terms on Related Party Transactions		Notes/Accounts Receivable (Payable)		Remark
			Purchases / Sales	Amount	% of the Total Purchases / Sales	Credit Term	Unit Price	Credit Term	Balance	% of Total Notes/Accounts Receivable (Payable)	
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for by equity method	Purchases	$416,040	3.10	30~60 days	$-	-	$11,222	0.46	
	Evergreen International Corp.	Investee of the Company's major stockholder	Sales	886,490	6.14	30~60 days	-	-	73,157	7.61	
			Purchases	184,456	1.37	30~60 days	-	-	13,659	0.56	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	370,700	2.76	30~60 days	-	-	40,885	1.67	
	Evergreen Marine (UK) Limited	Indirect subsidiary of the Company	Purchases	266,623	1.99	30~60 days	-	-	46,514	1.89	
	Greencompass Marine S.A.	Indirect subsidiary of the Company	Sales	143,123	0.99	30~60 days	-	-	19,816	2.05	
			Purchases	214,245	1.60	30~60 days	-	-	4,180	0.17	
	Gaining Enterprise S.A.	Subsidiary of EITC accounted for by equity method	Purchases	893,215	6.65	30~60 days	-	-	-	-	
	Italia Marittmas S.P.A	Investee of the Company's subsidiary with significant influence	Sales	133,827	0.93	30~60 days	-	-	27,567	2.85	
			Purchases	294,305	2.19	30~60 days	-	-	365,181	14.89	
Taiwan Teminal Service Co., Ltd.	Evergreen Marine Corporation	Parent company	Sales	366,731	98.99	30~60 days	-	-	72,850	99.30	
Evergreen Marine (UK) Limited	Evergreen Marine Corporation	Parent company	Sales	GBP3,750	1.08	30~60days	-	-	GBP2,105	3.13	
Greencompass Marine S.A.	Evergreen Marine Corporation	Parent Company	Sales	USD7,871	0.69	30~60days	-	-	-	-	
	Evergreen International S.A.	Related Parties	Sales	USD4,677	0.41	30~60days	-	-	-	-	
			Purchases	USD5,564	0.51	30~60days	-	-	-	-	
	Evergreen Heavy Industrial Corp. (M) Berhad	Related Parties	Purchases	USD6,319	0.58	30~60days	-	-	-	-	
Evergreen Heavy Industrial Corp. (M) Berhad	Greencompass Marine S.A.	Related Parties	Sales	RM52,088	28.71	45days	-	-	RM30,579	100.00	
	Evergreen International S.A.	Related Parties	Sales	RM61,822	34.07	45days	-	-	-	-	
	Italia Marittima S.P.A.	Related Parties	Sales	RM67,522	37.22	45days	-	-	-	-	

Evergreen Marine Corporation and Subsidiaries
Receivables from Related Parties
Exceeding NT$100 Million or 20 Percent of the Paid-in Capital
For The Six-Month Period Ended June 30, 2007
(Expressed in Thousands of Dollars)

Creditor	Counterparty	Nature of Relationship	Balance as at June 30, 2007		Turnover Rate (No. of Times)	Overdue Receivables		Amount Received Subsequent to the Balance Sheet Date	Allowance for Bad Debts
						Amount	Action Taken		
Evergreen Marine Corporation	Evergreen International Storege & Transport Corp.(EITC)	Investee accounted for by equity method	Accounts receivable - related party	406,491					
	Evergreen International S.A.	Investee of the Company's major stockholder	Accounts receivable - related party	473,857					
Evergreen Marine (UK) Ltd.	Island Equipment LLC	Indirect subsidiary of Peony	Accounts receivable - related party	USD3,421		USD -	-	USD -	USD -
Clove Holding Ltd.	Island Equipment LLC.	Indirect subsidiary of Peony	Accounts receivable - related party	USD8,211		USD -	-	USD -	USD -
Evergreen Heavy Industrial Corp. (M) Berhad	Greencompass Marine S.A.	Investee of Peony	Accounts receivable	RM30,579		RM -	-	RM30,579	RM -

Evergreen Marine Corporation and Subsidiaries
Information on Investee Companies
For The Six-Month Period Ended June 30, 2007
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at June 30, 2007			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at June 30, 2007	Balance as at January 1, 2007	No. of Shares	Ownership (%)	Carrying Value			
Evergreen Marine Corporation	Peony Investment S.A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment activities	USD 476,500	USD 476,500	4,765	100.00	$41,291,153	$283,042	$291,687	Subsidiary of the Company
	Taiwan Terminal Services Co., Ltd.	2F, No.177, Ssu Wei 4th Rd., Lingya District, Kaohsiung, Taiwan	Loading and discharging operations of container yards	55,000	55,000	5,500	55.00	69,839	9,762	4,651	"
	Charng Yang Development Co., Ltd.	2F, No.369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental and sale of residential and commercial buildings	320,000	320,000	34,520	40.00	445,474	46,440	18,576	Investee accounted for by equity method
	Evergreen International Storage and Transport Corporation	No.899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,396,154	395,610	180,522	"
	Evergreen Security Corporation	4&5F, No. 111, Sungjiang Rd., Taipei, Taiwan	General security guards services	25,000	25,000	4,000	31.25	53,576	21,609	5,190	"
	EVA Airways Corporation	11F, No.376, Section 1, Hsinnan Rd., Lu Chu Township, Taoyuan County, Taiwan	International passenger and cargo transportation	9,267,879	9,267,879	750,571	19.37	8,665,451	(1,688,409)	(327,039)	"
	Taipei Port Container Terminal Corporation	6F-1, No.220, Songjiang Rd., Taipei, Taiwan	Container distribution and cargo stevedoring	340,000	160,000	34,000	20.00	328,792	(7,171)	(1,434)	"

(Forward)

Evergreen Marine Corporation and Subsidiaries
Information on Investee Companies
For The Six-Month Period Ended June 30, 2007
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at June 30, 2007			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at June 30, 2007	Balance as at January 1, 2007	No. of Shares	Ownership (%)	Carrying Value			
Peony Investment S.A.	Greencompass Marine S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Marine transportation	USD 353,500	USD 353,500	3,535	100.00	USD 803,067	USD 18,090	USD 18,090	Indirect subsidiary of the Company
	Vigor Enterprise S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Investment holding company	USD 500	USD 500	5	100.00	USD 561	USD 14	USD 14	"
	Clove Holding Ltd.	Craigmuir Chambers, P. O. Box71, Road Town, Tortola, B. V. I.	Investment holding company	USD 10	USD 10	10	100.00	USD 71,967	USD 4,936	USD 4,936	"
	Evergreen Marine (UK) Limited	160 Euston Road, London NW 12 DX, U.K.	Marine transportation	USD 1,503	USD 1,503	765	51.00	USD 98,319	USD 3,135	USD 1,599	"
	Evergreen Heavy Industrial Co. (Malaysia) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, B1700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	84.44	USD 36,029	USD 2,330	USD 1,968	"
	PT. Multi Bina Pura International	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 20,204	USD 20,204	68	95.30	USD 10,369	USD 955	USD 910	"
	PT. Multi Bina Transport	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	Rp 1,800,000	Rp 1,800,000	2	17.39	USD 326	USD 273	USD 47	"
	PT. Evergreen Shipping Agency Indonesia	Gedung Pricewaterhouse Coopers 9-10th Floors Jl. H.R. Rasuna said kav. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 258	USD 258	-	25.44	USD 1,084	USD 1,429	USD 364	Investee company of Peony accounted for under equity method
	Luanta Investment (Netherlands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 21,973	USD 21,973	-	50.00	USD 17,103	(USD 2,942)	(USD 1,441)	"
	Balsam Investment (Netherlands) N.V.	21-A Van Englenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49.00	USD 144,827	(USD 41,243)	(USD 20,209)	"
	Shanghai Jifa Logistics Co., Ltd.	12F, Jifa Building, No.4049C, Jungong Rd., Shanghai City	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 6,635	USD 6,635	-	21.06	USD 8,613	USD 381	USD 80	"
	Shenzhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu Kang Road, Hengang Town, Shenzhen, China	Loading, discharging, storage, repair, cleaning and transportation of containers	USD 3,134	USD 3,134	-	55.00	USD 3,372	(USD 88)	(USD 49)	Indirect subsidiary of the Company
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	No. 114 Huangho E Rd. Huangdao District Qingdao, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 4,447	USD 4,447	-	40.00	USD 5,472	USD 732	USD 293	Investee company of Peony accounted for under equity method
	Ningbo Victory Container Co., Ltd.	No.201 Area, Beilun Xiaoshan Industrial Estate, Ningbo Economic and Technical Development Zone, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related	USD 1,199	USD 1,199	-	40.00	USD 2,306	USD 626	USD 250	"

Evergreen Marine Corporation and Subsidiaries

Information on Investee Companies

For The Six-Month Period Ended June 30, 2007

(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at June 30, 2007			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at June 30, 2007	Balance as at January 1, 2007	No. of Shares	Ownership (%)	Carrying Value			
Peony Investment S.A.	Kingstrans International Logistics (Tianjin) Co., Ltd.	The Tienjin harbor protects tax area 120 rooms for nine 90th of roadses of sea beaches	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 2,000	USD 1,000	-	20.00	USD 2,048	USD 8	USD 2	Investee company of Peony accounted for under equity method
	Evergreen Container Terminal (Thailand) Ltd.	33/4Moo 1, Chaokhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Inland container storage and loading	USD 28,636	USD 28,636	12,250	48.18	USD 23,800	USD 2,411	USD 1,162	"
	Evergreen Shipping Agency (Singapore) Pte. Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 219	USD 219	383	25.50	USD 1,544	USD 393	USD 100	"
	Evergreen Shipping Agency (Thailand) Co. Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 238	USD 238	204	25.50	USD 1,046	USD 1,376	USD 351	"
	Evergreen Shipping Agency (Korea) Corp.	15th Fl., Korea Express Center, 83-5, 4-Ka, Jung-Ang Dong Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 238	USD 238	61	50.00	USD 2,015	USD 301	USD 150	"
	Armand Investment (Netherlands) N.V.	Van Engelenweg 21A Curacao Netherlands Antilles	Investment holding company	USD 3,710	USD 1,750	4	70.00	USD 3,605	(USD 18)	(USD 13)	Indirect subsidiary of the Company
	Evergreen Shipping Agency (India) Pvt. Ltd.	J.N. Heredia Marg Ballard Estate Mumbai 400 038, India	Shipping agency	USD 12	USD 12	5	49.98	USD 106	USD 98	USD 49	Investee company of Peony accounted for under equity method
	Evergreen Shipping Agency (Australia) Pty Ltd.	Level 13,181 Miller Street, North Sydney NSW 2060 Australia	Shipping agency	USD-	USD-	245	25.50	USD 133	USD 369	USD 94	"

Schedule 10

Evergreen Marine Corporation and Subsidiaries—Greencompass Marine S. A.
Derivative financial instrument transactons
June 30, 2007

1. Derivative financial instruments transactions:

(1) The contract amounts (or notional principal) and credit risk (expressed in thousand dollars)

	June 30, 2007		June 30, 2006	
Financial Instruments	Notional Principal (Contract Amount)	Credit Risk	Notional Principal (Contract Amount)	Credit Risk
Interest rate swaps (IRS)	USD 64,202	USD 371	USD 113,419	USD 270
Foreign exchange	USD 6,000	USD -	EUR 5,000	USD -
option			-	-
	JPY 400,000	JPY -	-	-
	GBP 7,000	GBP -	-	-
	EUR 6,000	EUR -	-	-

The above credits risk amounts are based on the contracts with positive fair values on the balance sheet date and represent the possible loss that will be incurred by the company in the event of counterparties' default. The counterparties of the Company are all well-known banks with good credit ratings. Thus, the credit risk is assessed to be remote.

(2) Market risk

The interest rate swaps are utilized to hedge against fluctuations in interest rates. The foreign exchange options are derivative financial instruments which are held for trading. Periodic reviews are conducted for evaluating the level of Subsidiary's exposure to market risk, and a stop-loss mechanism has been established to minimize the impact of market risk on the Subsidiary's operations.

(3) Liquidity risk, cash flow risk and the amount, timing and uncertainty of demand for future cash flow.

As no principals are exchanged upon settlement of the interest rate swaps and forward exchange options, no significant demand for cash flow is expected. Therefore, the Subsidiary's working capital is assessed to be adequate and no funding risk is dominant. In addition, since the interest rates, exchange rates and prices are predetermined, no significant cash flow risk is expected.

(4) The types, objectives and strategies of holding derivative financial instruments

The derivative financial instruments undertaken by the Company are held for trading and non-trading purposes. The primary objectives of derivative financial instruments held for non-trading purposes are to mitigate risk of debt obligations and commitments arising from fluctuations in interest rates and exchange rate. The hedging strategy of

the Company focuses on mitigating market price risks. On the other hand, the primary objective of the derivative financial instruments held for trading purposes is to profit from exchange rate and price differentials.

(5) Financial statement disclosures for derivative financial instruments

1) Interest Rate Swaps:

The contracts are settled based on the difference between the spot interest rate and contracted interest rate. The amount received and paid upon settlement is recorded as a deduction from and an addition to the interest expense on shipping finance, respectively.

2) Foreign Exchange Option:

As the Company has actual position in the underlying assets, full settlements are conducted at expiration of the contracts. The difference between the spot exchange rate and the contracted rate is recorded as foreign exchange gain or loss upon settlement.

2. Fair values of financial instruments

	June 30, 2007				June 30, 2006			
Derivative financial instruments	Carrying Value		Fair Value		Carrying Value		Fair Value	
Interest rate swaps	USD	339	USD	339	USD	(69)	USD	(69)
Foreign exchange options	USD	(56)	USD	(56)	USD	(94)	USD	(94)

Evergreen Marine Corporation
Investments in Mainland China
For The Six-Month Period Ended June 30, 2007
(Expressed in Thousands of Dollars)

Investee in Mainland China	Main Business	Paid-in Capital	Way of Investing in Mainland China (Note 1)	Balance of Investments in Mainland China as at January 1, 2007	Investment Amount Remitted to Mainland China from Taiwan during 1H 2007	Amount Remitted Back to Taiwan from Mainland China during 1H 2007	Balance of Investments in Mainland China as at June 30, 2007	The Company's Direct/ Indirect Ownership in the Investee (%)	Investment Income (Loss) for 1H 2007 (Note 2)	Carrying Value of Investments as at June 30, 2007	Accumulated Amount of Investment Income Remitted Back to Taiwan as at June 30, 2007
Shanghai Jifa Logistics Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB271,565	(2)	$197,040 (USD 6,000)	$-	$-	$197,040 (USD 6,000)	21.06	$2,635 (USD 80)	$282,851 (USD 8,613)	$-
Ningbo Victory Container Co., Ltd.	Inland container transportation, container storage, loading and discharging	RMB24,119	(2)	$33,431 (USD 1,018)	-	-	33,431 (USD 1,018)	40.00	8,235 (USD 250)	75,729 (USD 2,306)	-
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB92,500	(2)	$146,039 (USD 4,447)	-	-	146,039 (USD 4,447)	40.00	9,651 (USD 293)	179,700 (USD 5,472)	-
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, discharging, storage, repair, cleaning and related activities	RMB44,960	(2)	$102,921 (USD 3,134)	-	-	102,921 (USD 3,134)	55.00	1,614 (USD 49)	110,736 (USD 3,372)	-
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yard	HKD92,000	(2)	26,485 (HKD 6,304)	-	-	26,485 (HKD 6,304)	6.85	-	26,485 (HKD 6,304)	-
Kingtrans Intl. Logistics (Tianjin) Co.,Ltd.	Inland container loading, discharging, storage, repair, cleaning and related activities	USD9000	(2)	65,680 (USD 2,000)	65,680 (USD 2,000)	-	131,360 (USD 4,000)	40.00	66 (USD2)	134,119 (USD 4,084)	-

Balance of Investments in Mainland China as at June 30,2007	Investment Amount Approved by the Investment Commission of the Ministry of Economic Affairs (MOEA)	Quota of Investments in Mainland China Imposed by the Investment Commission of MOEA	
$637,276 (USD 18,599) (HKD 6,304)	$1,185,261 (USD 36,092)	Net worth under $5,000,000,000 (40%)	$2,000,000
		Net worth between $5,000,000,000 and $10,000,000,000 (30%)	1,500,000
		Net worth over $10,000,000,000 (20%)	9,759,942
			$13,259,942

(Net worth of the Company: NT$58,799,711)

Note 1: Investments in Mainland China can be conducted by the following ways:
(1) Remitting the funds to Mainland China via a thirty country
(2) Via a new investee to be set up in a third country
(3) Via an existing investee set up in a third country
(4) Investing directly in Mainland China
(5) Others

Note 2: Investment income (loss) for the year
"(1)" denotes that the investee is still in the start-up stage.
"(2)" denotes the basis on which the investment income (loss) is recognized.
(a) Based on the investee's financial statements audited by an international accounting firm other than the Company's auditor
(b) Based on the investee's financial statements audited by the Company's auditor
(c) Others

END